STATE OF ISRAEL

This description of the State of Israel is dated as of June 29, 2018 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2017.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

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LIST OF TABLES

SUPPLEMENTARY INFORMATION

Map of Israel

LEBANON
SYRIA
Golan Heights
Safed
Sea of Galilee
Tiberias
Haifa
Nazareth
Mediterranean Sea
Judea and Samaria
Tel Aviv- Jaffa
Jerusalem
Dead Sea
Gaza
Beer Sheva
JORDAN
EGYPT
This map is for illustrative purposes only and should not be considered authoritative
Miles
0 5 10 20 30 40
Kilometers
0 12.5 25 50 75 100
Eilat
N
W
E
S

(1)	These areas are subject to agreements between the State of Israel (the “State” or “Israel”) and the Palestinian Liberation Organization (see “State of Israel — International Relations,” below).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2013	2014	2015	2016	2017
December 31st	3.471	3.889	3.902	3.845	3.467
Yearly Average	3.611	3.578	3.887	3.841	3.600

Source:  Bank of Israel.

On December 31, 2017, the Bank of Israel representative foreign exchange rate for USD was NIS 3.467 per USD 1.0. The average exchange rate for 2017 was NIS 3.6 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD (see “Balance of Payments and Foreign Trade,” below).

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement Bank system. Continuous Linked Settlement eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS’s systemic stability. Currently, over half of all Continuous Linked Settlement Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2017 is referred to in this Annual Report as “2017,” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:
•	interest rates in financial markets outside Israel;
•	the impact of changes in the credit rating of Israel;
•	the security situation;
•	the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);
•	the global high-tech market; and
•	regional economic and political conditions.
•	Internal factors, such as:
•	general economic and business conditions in Israel;
•	present and future exchange rates of the Israeli currency;
•	foreign currency reserves;
•	the level of domestic debt;
•	domestic inflation;
•	the level of budget deficit;
•	the level of foreign direct and portfolio investment; and
•	the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.

Economic Developments

In August 2013, the Central Bureau of Statistics (“CBS”) adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008, which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (“BPM6”) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (“ISIC Rev4”). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the CBS.

Israel’s economy is affected by global economic conditions. Generally, 2017 saw improvement in the global economic environment, with the global growth rate (3.8%) at its highest since 2011. Global trade grew by 4.9% (by volume), higher than initially forecasted by certain international organizations. From the perspective of the Israeli economy, the positive growth trend in the European Union, one of Israel’s major trade partners, was particularly notable — with growth in the EU reaching 2.65% — the highest since 2007. Nevertheless, higher growth has not been ubiquitous — specifically, growth rates in recent years in China, at approximately 7%, are lower than growth rates recorded in China over much of the past decade.1

Improved global economic conditions may be expected to support growth in Israel, but of course there is no assurance that these conditions will persist. Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow, especially if there is a return to a negative global economic climate. Additionally, the retreat of the U.S. Federal Reserve System from the accommodative monetary policy of recent years may have a negative influence on the Israeli economy.

The Israeli economy grew at a pace of 3.3% in 2017, as compared to growth rates of 4.0% in 2016, 2.6% in 2015 and 3.5% in 2014. In 2017, GDP increased by 0.7%, 2.9%, 4.3% and 4.5% in the first, second, third and fourth quarters, respectively, in each case compared to the previous quarter, using seasonally adjusted data at an annualized rate; the low growth rate in the first quarter of 2017 was due, among other things, to a drop in vehicle purchases, following a peak in the fourth quarter of 2016. In the first quarter of 2018, the growth rate stood at 4.5%.

[1]	All figures in this paragraph are based on data published by the IMF.

The inflation rate, as measured by the consumer price index (“CPI”), in 2017 was 0.4% at year-end (over year-end of 2016), below the Bank of Israel’s target range of 1% to 3%. From May 2017 to May 2018, the CPI increased by 0.5%. The NIS/USD exchange rate as of May 31, 2018 stood at 3.566, representing a depreciation of the NIS of approximately 2.9% relative to December 29, 2017 (when the NIS/USD exchange rate stood at 3.467). This depreciation follows significant appreciation of approximately 9.8% of the NIS from year-end of 2016 (when the NIS/USD exchange rate stood at 3.845) to year-end of 2017, and slight appreciation of approximately 1.5% from year-end of 2015 (when the NIS/USD exchange rate stood at 3.902) to year-end of 2016.

During 2017, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”), Fitch Ratings or Moody’s Investor Services. In August 2017, S&P updated Israel’s outlook from stable to positive.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.1% of GDP in 2017, the fifteenth straight year in which a positive surplus in the current account was recorded. The surplus most recently peaked in 2015 (amounting to 5.4% of GDP for the year), and subsequently has been on a downward trend, with the surplus amounting to 2.3% of GDP in the first quarter of 2018 (on a non-seasonally adjusted basis). Israeli net exports decreased from a peak surplus of $9.6 billion in 2015 to a surplus of $5.9 billion in 2016, and then slightly increased to $6.7 billion in 2017. In the first quarter of 2018, both imports and exports (seasonally adjusted) grew significantly, with higher import growth — such that imports were slightly higher than exports (by $153.7 million) for the first time since the first quarter of 2012.

Focusing on trade in goods, in 2017, 34.2% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (up from 29.2% in 2016), 24.3% were to the United States (down from 26.1% in 2016), 18.4% were to Asia (down from 22.0% in 2016), and 23.1% were to other markets (up from 22.7% in 2016). Of Israel’s goods imports (excluding aircraft, ships and diamonds) in 2017, 42.9% came from the EU (down from 43.5% in 2016), 25.7% came from Asia (similar to 2016), 11.1% came from the United States (down from 12.1% in 2016), and 20.3% came from other countries (up from 18.6% in 2016).

Over the past five years (measured from May 31, 2013 to May 31, 2018), the NIS/USD exchange rate has averaged 3.689, fluctuating between a high of 4.053 (recorded on March 20, 2015) and a low of 3.388 (recorded on January 26, 2018). The current exchange rate (3.566 as of May 31, 2018) is thus slightly below the five-year average but reflects a depreciation of the NIS since the beginning of 2018.

Foreign currency reserves at the Bank of Israel at the end of 2017 stood at $113 billion, equivalent to 32.2% of GDP; as of May 2018, reserves stood at $114.7 billion, equivalent to 31.8% of GDP. The reserve level has been in the vicinity of 30% since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009, which manifested in daily purchases of foreign currency, since 2009 the Bank’s policy has been to intervene in the foreign currency market on a discretional basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank has been purchasing foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel. The Bank intends to reassess its policy concerning these purchases (that is, purchases related to counteracting the effects of natural gas production) after Israel’s sovereign wealth fund becomes operational, which is currently anticipated in 2020. In recent years, the Bank of Israel purchased in total approximately $6.6 billion of foreign currency in 2017, $6.0 billion in 2016, $8.8 billion in 2015, $7 billion in 2014 and $5.3 billion in 2013, of which $1.5 billion in 2017, $1.8 billion in 2016, $3.1 billion in 2015, $3.5 billion in 2014 and $2.1 billion in 2013 relate to the natural gas program. In November 2017, the Bank of Israel announced that it would be purchasing $1.5 billion in 2018 with respect to the natural gas program.

Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget and economic plan for the 2017 and 2018 fiscal years was approved by the Knesset on December 22, 2016, and the deficit target for both years was set at 2.9% of GDP; in actuality, the deficit for 2017 stood at 2.0%. Since 1995, the deficit has exceeded 4% only in 2003 and 2009, and in the last four years (2014 – 2017) the deficit has been below 3%. The budget and economic plan for the 2019 fiscal year was approved by the Knesset on March 15, 2018, with the deficit target set once again at 2.9%.

In 2017, the Government continued its debt-reduction policy, reducing government debt as a percent of GDP by 1.5% compared to 2016, to a level of 59.2% for 2017. Public debt (including local authorities’ debt) as a percent of GDP also continued its declining path, falling to a level of 60.9% at the end of 2017, a decline of 1.4% relative to 2016.

It should be noted that budget proposals in Israel are constrained by two parameters. The “deficit ceiling” sets the maximal deficit-to-GDP ratio, which has been modified several times over time, most recently to set the deficit target for the 2019 budget at 2.9%. The “expenditure ceiling” sets a ceiling for year-to-year growth in government expenditure; under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate in the three years prior to the submission of the budget plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.

Inflation and Monetary Policy

The average annual inflation rate over the last decade (2007 – 2017) was near the middle of the Government’s target range (1% – 3%) and stood at approximately 1.7%. The changes in the CPI reflect a rise in the prices of commodities, housing and agricultural products. Measured at year-end, the CPI growth rate was above the upper end of the target range in the years 2007 – 2009 (reaching a peak of 3.9% in 2009), slowed down to fall within the target range in the years 2010 – 2013, and then fell to negative inflation in 2014 – 2016, reaching a low of -1% in 2015. Since 2015, there has been a slow rise in the CPI growth rate, amounting to -0.2% in 2016 and returning to positive values in 2017 at 0.4%; between December 2017 and May 2018, the CPI rose by 0.8%.

Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008 the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to repeatedly reduce the key interest rate, until it reached 0.1% in March 2015; since then, the key interest rate has remained at that level. The real interest rate averaged -0.2%, -0.6%, -0.5%, -0.1% and -0.2% in 2013, 2014, 2015, 2016 and 2017, respectively. As of the end of May 2018, the real interest rate, less inflation expectations, was -0.7%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets an aggregate $1.5 billion principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market an aggregate €1.5 billion ($2.07 billion) principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets an aggregate $1.5 billion principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion ($2.05 billion) principal amount of 2.875% bonds due 2024. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048.

Labor Market

The unemployment rate (for ages 15 and above) reached a low of 3.7% in the first quarter of 2018 (on a seasonally adjusted basis), dropping from 4.1% in the fourth quarter of 2017, 4.4% in the fourth quarter of 2016, and 5.2% in the fourth quarter of 2015. The labor force participation rate for the primary working ages (ages 25-64) stood at 80.0% (seasonally adjusted) in the first quarter of 2018 and, since 2015, the labor participation rate for primary working ages has been relatively stable near this level (80%). The average monthly wage per employee job (including jobs held by foreign workers) has increased in recent years, rising from NIS 8,588 in 2011 to NIS 9,855 in 2017 — an increase of 14.8%.

Capital Markets

According to the Bank of Israel’s estimates, the value of the public’s total financial assets (the public — excluding the government, Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks) reached NIS 3,615.5 billion at the end of 2017, representing growth of 5.1% over the end of 2016, and following growth of 3.6% and 4.3% in 2016 and 2015, respectively. The value of the public’s financial assets increased by 1.2% in the first four months of 2018.

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. From May 29, 2017 to May 28, 2018, the TA-125 and TA-35 rose by 5.7% and 7.4%, respectively (using daily closing values).

The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the official Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in

January 2009, contributing to relative calm from 2009 into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of the U.S. Secretary of State, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas refuses to accept the Quartet conditions, and the Palestinian Authority refuses to resume to talks without preconditions, leaving negotiations at an impasse. However, improvements were made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has declined, although with occasional renewed flare ups.

In December 2017, the President of the United States recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. On May 14, 2018, the U.S. officially inaugurated its new embassy in Jerusalem. The full extent of the implications of U.S. recognition of Jerusalem as Israel’s capital on the surrounding region and the international community is uncertain.

Also in May 2018, Hamas organized violent protests along the fence separating Gaza and Israel. Many protesters were armed with knives and guns and threw Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of inflamed kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, and others associated the protests with economic hardship in Gaza. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many identified as Hamas militants. The Israel Defense Forces have launched an investigation into Israel’s military response to the protests.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. This uncertainty is highlighted by continued fighting in Syria and Iraq, where the Islamist militia group known as ISIS (Islamist State in Iraq and Syria) has challenged the territorial boundaries of both states. Recently, military efforts have significantly decreased the presence of ISIS in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.

Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and increased Iranian and radical presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of Iran acquiring nuclear armament capability has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. It should be noted, however, that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA and its plans to reinstate economic sanctions and impose additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal on Iran and the region is not yet clear.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2017, 100 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from these privatizations totaled $14.4 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion (approximately $1.2 billion), partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd. and 5% of the outstanding equity securities of Bank Leumi Le-Israel Ltd. On June 9, 2014, the Finance Committee of the Knesset approved the Government’s request to sell its remaining stake in Bank Leumi over the following year, but the Government did not exercise its right to sell, and the Knesset’s approval expired on June 9, 2015. Currently, the Government holds approximately 5.83% of Bank Leumi’s outstanding equity securities. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by the President of the United States on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2013	2014	2015	2016	2017
Main Indicators
GDP (at constant 2015 prices)	1,094.7	1,132.8	1,162.5	1,208.6	1,248.3
Real GDP growth	4.2%	3.5%	2.6%	4.0%	3.3%
GDP per capita (at constant 2015 prices)	135,885	137,939	138,775	141,465	143,332
GDP per capita, percentage change	2.3%	1.5%	0.6%	1.9%	1.3%
Inflation (change in CPI – annual average)	1.5%	0.5%	-0.6%	-0.5%	0.2%
Industrial production	0.5%	1.2%	2.2%	1.7%	3.7%
Business sector product (at constant 2015 prices)	811.4	840.0	862.4	899.1	930.0
Permanent average population (thousands)	8,056	8,212	8,377	8,543	8,709
Unemployment rate(1)	6.2%	5.9%	5.3%	4.8%	4.2%
Foreign direct investment (net inflows, in billions of dollars)	11.8	6.0	11.3	12.0	18.2
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	366.6	373.5	363.5	372.8	386.3
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	316.8	329.5	328.5	359.4	376.5
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	696.3	715.8	726.7	740.8	747.1
Total gross government debt as percentage of GDP	65.9%	64.9%	62.5%	60.7%	59.2%
External Debt
External debt liabilities (in millions of dollars, at year-end)	99,988	94,176	85,917	87,127	88,641
Net external debt (in millions of dollars, at year-end)	-84,105	-103,091	-122,160	-134,149	-164,642
Revenues and Expenditures (net)
Revenues and grants	260.8	274.0	290.1	301.7	316.3
Expenditures	389.5	402.6	381.7	424.7	447.1
Expenditures other than capital expenditures	278.6	287.0	293.3	312.6	320.6
Development expenditures (including repayments of debt)	110.9	115.6	88.3	112.2	126.5
Repayments of debt	94.4	99.1	66.7	88.1	100.2

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.

Sources:  Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL

Introduction

Israel is a highly developed, industrialized democracy. Real GDP increased at an annual average rate of 3.8% between 1996 and 2017, while GDP grew 3.3% in 2017. Israel has seen marked improvements in many economic indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis.

In the early 2000s, GDP contracted as a result of ongoing security challenges, as well as an economic slowdown that followed the burst of the dot-com bubble. An economic recovery began in 2003 and accelerated between 2004 and 2008. During the period between 2003 and 2008, GDP increased by 4.8% on average per year. This growth can be attributed to a reduction in the fiscal deficit and the size of the government, a global economic recovery, growth in the high-tech sector, relatively low real interest rates, and improvement in the security situation.

The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 1.5%. Although the Israeli economy was affected by the global crisis, it was affected to a lesser extent compared to other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis. The factors include the low budget deficit, a current account surplus, the resilience and strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets such as those associated with U.S. subprime mortgages.

Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 5.5% and 5.2% in 2010 and 2011, respectively, although growth significantly slowed in the fourth quarter of 2011 due to the deterioration in Europe’s fiscal condition and the high levels of economic uncertainty around the world. This slowdown continued into 2012, as the Israeli economy grew by 2.2%, and was evident in all GDP components, with the exception of public consumption. In particular, the growth in exports was negative, and Operation Pillar of Defense, which took place in November 2012, also weighed on economic growth, but in the fourth quarter of 2012 GDP nevertheless grew by 3.9%.

In the years 2013 – 2016, the Israeli GDP grew at an average annual pace of 3.6%. The increase in growth was mainly due to an increase in private consumption, while growth in exports was more modest. In particular, exports of goods showed weakness, mainly in the years 2015 and 2016, as services exports continued to rise, leading to an increase in the share of services exports relative to total exports. The increase in private consumption was due, in part, to low interest rates, relatively low levels of household leverage, and improvements in the labor market. During 2013 to 2016, growth in fixed capital formation was volatile and, after stagnation in 2014 – 2015, it rose to 11.9% in 2016, mainly due to a sharp increase in the number of purchases of passenger cars.

Consistent with anticipated long-term growth potential of above 3%, the GDP growth rate was 3.3% in 2017, reflecting growth in all GDP components. In addition, the decrease in exports of goods that occurred in 2015 and 2016 has stopped, while growth in services exports was high in 2017 and stood at 8.3% and the growth in goods exports in 2017 was 0.3%. Annual growth in private consumption, which was 4.6% during 2013 – 2016, was at the same level in 2017 as the annual GDP growth rate and stood at 3.3%.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) in addition to Canada, Turkey, Jordan, Egypt and Mexico. In September 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 3.8% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in those years. The implementation of a decisive fiscal policy starting in mid-2003, backed by loan guarantees from the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficit amounted to 1.7% and 0.9% of GDP, respectively, and the budget was balanced in 2007, mainly reflecting higher than expected tax revenues. In 2008, the budget deficit increased to 2.1% of GDP due to continued reduction in tax revenues, as well as the slowdown in economic activity and negative developments in global and local capital markets (all of which had a negative effect on tax revenues). In 2009, the budget deficit target was 6%, but the actual deficit stood at 4.8%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower at 3.5%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit to 3.1%, just slightly above the target of 3%. In 2012, the budget deficit reached 3.9% of GDP, significantly exceeding the Government’s deficit target of 2% of GDP, mainly due to lower than expected tax revenues. In 2013, the budget deficit decreased to 3.1% (below the 4.3% target) as a result of implementation of fiscal consolidation measures by the Government, on both income and expenditure sides, and from one-off tax revenues (“trapped profits” on sales of startup companies). In 2014, the budget deficit target was 3.0%, but the actual deficit was 2.7%, largely due to lower than expected expenditures, despite the effects of Operation Protective Edge in the third quarter of 2014. In 2015, the budget deficit was 2.1%, lower than the Government’s deficit target of 2.9%, mainly due to greater tax revenues than forecasted and lower expenditures due to the Government having operated on a monthly budget of no more than one-twelfth of the 2014 budget until the 2015 budget was approved and passed into law on November 19, 2015. The low deficit level continued in 2016 and 2017, as the budget deficit amounted to 2.1% and 2.0%, respectively, lower than the Government’s deficit target for those years, which stood at 2.9%.

The unemployment rate has fallen consistently throughout the past decade, except for a temporary increase during 2009. In 2012, the unemployment rate was 6.9%, and the unemployment rate dropped continuously each subsequent year, down to 4.2% in 2017, a very low rate relative to historical and international norms. The reduction in unemployment in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2017 was 64.0%, continuing a trend of incremental improvement from 59.4% in 2002.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2016 approximately 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the 37% OECD average. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of these new immigrants were highly educated and had strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants were ultimately successfully integrated into the economy. According to the Bank of Israel, in 2017 the unemployment rate among immigrants who came to Israel during the first half of the 1990s was 3.7%, which is lower than the general unemployment rate of 4.2%.

Despite initial regional hostility toward Israel following its establishment, over the past four decades Israel has gradually made progress in reducing hostilities with its Arab neighbors. The first peace agreement between Israel and a hostile neighbor country was signed in 1979 in the form of the Camp David Accords with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In the early 2000s, unrest in the areas under the rule of the Palestinian Authority posed a setback to the peace process. Since 2003, there has been an improvement in the political affairs in the West Bank area, which is reflected by a relative decline in the number of terrorist attacks and security incidents stemming from the West Bank. In 2005, Israel implemented a unilateral disengagement plan, according to which the State withdrew from the entire Gaza Strip, dismantled all Israeli communities in Gaza and four Israeli towns in the northern West Bank and removed all of its military personnel from those areas. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict has been termed the Second Lebanon War (see “International Relations,” below).

After the Israeli disengagement from Gaza, Hamas, a terror organization, assumed control over Gaza and began launching rockets and mortar rounds into Israel, as well as smuggling weapons and ammunition through tunnels that it dug under the Egypt-Gaza border. In response to the continuous attacks against Israel from Gaza, Israel defended its communities and citizens with military operations Operation Cast Lead (2008), Operation Pillar of Defense (2012), and Operation Protective Edge (2014) (see “International Relations,” below).

Since January 2011, there has been political instability and civil disobedience in numerous Middle East and North African countries. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. Although Israel does not involve itself in the internal political events of other countries, Israel closely monitors such events in the region, aiming to protect Israel’s economic, political and security interests. Instances of instability in the Middle East and North Africa region have not materially affected Israel’s financial or political situation so far, and countries who have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Although there can be no guarantee that such instability in the region will not escalate in the future, Israel maintains safeguards to help prevent and mitigate negative effects on the State. Nonetheless, should there be future regional instability, there can be no assurance that Israel’s economic or political situation will not thereby be affected.

Despite ongoing regional hostility towards Israel and occasional regional instability, the State of Israel has built a strong and vibrant economy.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 8.80 million as of the end of 2017. This is an increase of 1.9% from 8.63 million in 2016, following 2.0% growth in 2016 from 8.46 million people in 2015, and 2.0% growth in 2015 from 8.30 million people in 2014. Between 1990 and 2017, Israel’s population grew by 82.4%, with a significant part of the increase due to immigration from the former Soviet Union. In 2016, 11.2% of the population was 65 years of age or older, 31.7% was between the ages of 35 and 64, 28.9% was between the ages of 15 and 34, and 28.3% was under the age of 15. 91.2% of the population lives in urban areas, with 18.6% of the population living in Israel’s three largest cities: Jerusalem (population 874,200), Tel Aviv (population 435,900) and Haifa (population 279,200).

The Israeli population is composed of a variety of ethnic and religious groups. In 2016, 74.7% of the total Israeli population was Jewish, 17.7% Muslim, 2.0% Christian and 1.6% Druze. The State’s Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

In 2015, the Haredi Jewish community comprised approximately 11.2% of Israel’s population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the total population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2040 the Haredi community will comprise approximately 20% of the population. The Haredi community is also currently characterized by relatively low participation in the labor market, particularly among men, as well as a low level of labor market-related skills.

There is concern that Haredi demographic trends may, over the long term, contribute to lower aggregate participation in Israel’s labor market and lower labor productivity, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor and a generally lower level of economic development. However, due in part to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the Haredi community. It is anticipated that these governmental initiatives will continue to positively affect the integration of the Haredi community into the workforce, thereby moderating the negative impact of Haredi demographic trends on Israel’s long-term economic and fiscal prospects. Some of the significant governmental initiatives in this respect over the last three years include:

•	Vocational Services — which include career guidance services for the Haredi public, including cultural adaptation, employment workshops, mentoring, short courses in English and math, tutoring, professional job training referrals and job placement support.
•	Vocational Training — which provides a variety of professional courses, with varying levels of Government funding, for the benefit of the Haredi community.
•	Engineering Studies — which include the possibility of studying engineering for graduation diplomas from within the ultra-Orthodox women’s teacher seminaries, as well as engineering studies, including tuition subsidies, for men.
•	Entrepreneurship Services — which are aimed at encouraging the opening of businesses by the Haredi community, including entrepreneurship courses, business mapping, financing channels and business centers. The activities are carried out through the Small and Medium-Sized Enterprises Agency, a division of the Ministry of Economy.

The total Government budget allocated for programs focused on improving the employment prospects of the Haredi community over the last five years was approximately NIS 500 million.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses, as well as converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2013, 16,929 immigrants arrived in Israel, an increase of 2.2% compared to 2012. In 2014, 24,112 immigrants arrived in Israel, an increase of 42.4% compared to 2013. In 2015, 27,908 immigrants arrived in Israel, an increase of 15.7% compared to 2014. In 2016, 25,977 immigrants arrived in Israel, a decrease of -6.9% compared to 2015. In 2017, 26,308 immigrants arrived in Israel, an increase of 1.3% compared to 2016.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel’s population by more than 23%, putting total population growth for that period at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment, Labor and Wages,” below).

Over the last decade, Israel, like many other developed countries, has experienced an influx of individuals entering its territory unlawfully. Israel has hundreds of kilometers of land borders and sea borders and, over the last decade, more than 60,000 migrants were found to have entered Israel illegally by means other than permitted entry into Israel at border entry points. Most of the illegal migrants entered Israel by crossing the Israeli-Egyptian border, not through an official border crossing, prior to the amendment to the “Prevention of Infiltration Law” and the completion of a major portion of a border fence in 2012 – 2013. Since 2013, there has been a drastic decrease in the number of migrants entering Israel illegally. After entering Israel, over time some of the illegal migrants have elected to leave Israel voluntarily, many choosing to return to their country of origin.

The data about migrants residing in Israel is collected by the Population and Immigration Authority. As of the end of 2017, there were approximately 37,288 illegal migrants in Israel (excluding births) who entered by crossing the Israeli-Egyptian border, not through an official border crossing, approximately 34,187 of whom originated from the countries of Eritrea and Sudan. For over a decade, Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, and this policy is reviewed from time to time.

Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law laid down by the 1951 Convention Relating to the Status of Refugees. Migrants, whether legal or illegal, who apply for asylum in Israel are interviewed by the Refugee Status Determination Unit to determine whether the migrant fulfills the criteria set by the Convention; those who are denied refugee status may appeal to the court system. In 2016 and 2017, Israel received approximately 30,000 requests for political asylum, some by Eritreans and Sudanese citizens. However, a majority of Eritreans and Sudanese citizens residing in Israel have not applied for political asylum.

Form of Government and Political Parties

Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.

The President of Israel is the Head of State. The President has an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a seven-year term and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. The current President, Reuven “Rubi” Rivlin took office in June 2014.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most governments have not served a full term and early elections are frequent occurrences.

The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with the Knesset Elections Law. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset’s support for its policies. Failure to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) also triggers early elections.

Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party and have no influence over the position of individual candidates placed on the party list. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, it is not required to be so. If the selected Knesset member successfully assembles a coalition, then he or she becomes Prime Minister. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition.

Israel’s most recent general election was held on March 17, 2015. Following the elections, the President selected Benjamin Netanyahu of the Likud Party to form a coalition government. After successfully forming a coalition government in May 2015, Benjamin Netanyahu became the Prime Minister of Israel for the fourth time and with a coalition government consisting of the following parties: Likud, Kulanu, Ha’Bayit Ha’yehudi,

Shas, and United Torah Judaism. The Prime Minister appointed Moshe Kahlon as Minister of Finance. In May 2016, the Israel Beitenu party joined the coalition government.

Since the establishment of the State in 1948, the Government has been a coalition government led most often by Avodah (Labor), Likud or a predecessor of these parties. In the March 2015 election, a new party, Kulanu, gained 10 seats in the Knesset. The following table sets forth the distribution of current Knesset seats by political party as of June 30, 2018.

Table No. 3

Distribution of Knesset Seats by Party
(As of June 30, 2018)

	Number of Seats
Likud	30
Zionist Union (formerly Labor)	24
Joint List (Union of three Arab Parties)	13
Yesh Atid	11
Kulanu	10
Ha’Bayit Ha’yehudi (Jewish House)	8
Shas	7
Israel Beitenu	6	(1)
United Torah Judaism	6
Meretz	5
Total	120

(1)	In March 2017, the Knesset House Committee declared Knesset member Orly Levy-Abekasis as “resigned” from the Israel Beitenu party. Therefore, she is no longer part of that faction and cannot join any other faction, and instead maintains the status of a “Single MK” who resigned from her faction.

Israel’s Prime Minister, Benjamin Netanyahu, is under investigation in connection with three cases involving integrity-related offenses. In February 2018, the Israeli Police transferred the investigation material to the General Prosecution for two of the three files. The Police’s investigation in the third case is still ongoing.

It is important to note that this stage of the proceedings is purely investigatory and does not imply that an indictment will be filed. Pursuant to Article 17 of Israel’s Basic Law: Government, the Attorney General is to assess the materials provided and reach a decision as to whether indictments should be filed. It is already apparent that further investigations will be necessary in the first two cases, before a decision on indictments can be reached.

The Judicial System

The Israeli judicial system, which functions independently from the executive and legislative branches, is comprised of civil courts and tribunals, as well as religious and military tribunals.

The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. The civil courts consist of Magistrates Courts, District Courts, the Supreme Court and Labor Courts. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction with respect to certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.

Within the civil court system, the Magistrates Courts are courts of first instance. They have jurisdiction over criminal matters generally relating to offenses carrying a potential sentence of less than seven years imprisonment and civil matters for claims of less than NIS 2.5 million or claims involving the use and possession of real estate. The Magistrates Courts also sit as specialized courts based upon subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts and Juvenile Courts. There are 31 Magistrates Courts.

The six District Courts — Jerusalem, Tel Aviv, Haifa, Beer Sheba, Nazareth and Central Region (Lod) — are courts of first instance in matters that are not within the jurisdiction of Magistrates Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, arbitration issues, administrative matters (e.g., appeals on tax matters, government tenders, planning and building issues and other petitions against decisions of government bodies and authorities) and intellectual property matters, as well as appeals of Magistrates Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters, such as election appeals, extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction in maritime matters. In addition, the Tel Aviv District Court operates a “Financial Department,” which has exclusive jurisdiction in certain financial matters such as derivative actions and class actions in connection with securities.

The Supreme Court, which is composed of fifteen justices, sits as an appellate court in review of trial court judgments and appellate decisions of the District Courts. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. The Supreme Court also holds further hearings on its own decisions and has the unique power to order a retrial in criminal matters. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court and the religious tribunals. Supreme Court rulings are considered binding upon all lower courts in Israel.

Justices in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Justices are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. In accordance with tradition, the President of the Supreme Court is selected based on seniority.

Labor and social security issues are under the jurisdiction of the Labor Courts, composed of Regional Courts and the National Labor Court, which serve as both an appellate court and a court of first instance in certain matters.

National Institutions

Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.11 billion in 2017, compared to $0.14 billion in 2016.

International Relations

Over the past three decades, Israel has persisted in making every effort to reduce the hostilities that have existed with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers “peace and unity to all the neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions regarding those challenges facing the region, including a willingness to make difficult compromises for peace, as well as the creation of economic opportunities for regional development.

As a result of the historic 1977 visit to Israel by Anwar Sadat, the President of Egypt, and the intensive negotiations held by the two countries with the close assistance of the United States, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement signed between Israel and one of its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf area.

The signing of the Declaration of Principles in 1993 (the Oslo Accords) between Israel and the PLO and the commitments undertaken for mutual recognition served as a turning point and led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza, signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000, including a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict. In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens, in violation of the bilateral agreements signed in 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 perpetuated this trend. In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory. Over the past decade, Israel has called to resume unconditional peace talks with the Palestinian Authority, while the Palestinian Authority, under the leadership of Abu Mazen, has raised preconditions to resume peace talks.

Following Israel’s disengagement from Gaza, Hamas assumed administrative control over Gaza. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds into Israel in increasing numbers. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis found themselves within range of terrorist rocket fire and mortar attacks. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel commenced Operation “Cast Lead” in Gaza with the goal of suppressing the rocket fire and protecting Israelis from attacks. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011.

From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets capable of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel commenced Operation “Pillar of Defense,” a military campaign against targets in Gaza that lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation “Protective Edge” with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014. In 2014, Israel learned that Hamas was digging cross-border tunnels to facilitate attacks against Israeli military personnel and citizens. In addition, Hamas attempted attacks from the sea with the use of marine forces. While Hamas’s operational capabilities have weakened considerably, the group still exercises effective control over Gaza and is gradually upgrading its military capacity. The threats posed by tunnels and rocket launches has decreased due to increased efforts and successes in the intelligence field and the use of ballistic missile defense systems that were developed and produced by Israel, together with the United States.

On May 23, 2000, Israeli military forces unilaterally withdrew from south Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the Second Lebanon War, began when militants from Hezbollah fired rockets at northern Israeli border towns and conducted a deadly ambush on Israeli soldiers. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River. Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful, but Hezbollah’s military buildup with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.

Israel closely monitors security on its northern and southern borders because of the presence of radical forces, including those committed to ISIS. Since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. In February 2018, Iranian Revolutionary Guard forces attempted an attack with a cross-border drone from Syria, which was intercepted by Israeli forces. Due to this threat, Israel has stated that it will not allow the further entrenchment of Iranian forces in Syria.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives military assistance from the United States and has received economic assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that concluded in 2009. Over that period, the United States increased annually the level of its Foreign Military Financing assistance to Israel in amounts equal to half the amount of the annual reduction in Economic Support Fund assistance. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries. In 2019, a memorandum of understanding between Israel and the United States will go into effect, whereby the United States guarantees support to Israel in the amount of $3.8 billion on an annual basis for the subsequent ten years for foreign military financing and ballistic missile defense cooperation.

Since January 2011 there has been political instability and civil unrest in numerous Middle East and North African countries. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. Fundamentalist regimes such as Iran’s present a deep concern for the international community and especially for states in the region. Iran remains a significant cause of concern, due to Iran’s state sponsorship of terrorism, its support of armed militias in different parts of the region and its activities that create unrest in the entire Middle East region.

For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Despite the economic sanctions relief, it should be noted though that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, were not included in the JCPOA and remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA and its plans to reinstate economic sanctions and impose additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet clear.

Israel currently maintains diplomatic relations with 158 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values of democracy and mutual respect. During the 1990s, Israel established or re-established commercial, trade and diplomatic relations with all of the republics of the former Soviet Union, Eastern Europe, and other countries that had previously aligned politically with the former Soviet Union. Israel has seen significant growth of commercial, trade and diplomatic relations with most key Asian countries, including Japan, South Korea, China and India. In 2014, the Government convened high level integrated committees, led by the Prime Minister’s office, to support advancing relations with China and India and has increased its diplomatic presence in both these countries.

In recent years, Israel has further developed its diplomatic relations in Asia, Africa and Latin America, establishing cooperation in a wide range of fields. In 2017, relations between Israel and India deepened, with unprecedented visits of the Prime Minister of India to Israel and Israel’s Prime Minister to India; in 2018, extensive agreements were signed between the two countries covering activity in various industries, including cybersecurity, oil and gas and medicine. In late 2016 and in 2017, the Prime Minister visited Australia, as well as Singapore, China, Kazakhstan and other countries in Asia, further deepening ties with the region. In 2017, Israel significantly increased its activity in Africa, and new Israeli aid projects were developed with several African countries. The President of Israel visited Ethiopia in May 2018, and the Prime Minister made official visits to several African countries, including Kenya and Liberia. The Prime Minister was the only non-African-based foreign leader who participated in the regional gathering of the Economic Community of West African States, or ECOWAS, in Liberia in 2017. In addition, Israel increased its diplomatic activity in Latin America in 2017, with the Prime Minister visiting Colombia, Mexico and Argentina. In summary, the Prime Minister of Israel visited five continents in 2017, including ground-breaking visits to countries never visited before by an Israeli Prime Minister.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel actively participates in multilateral initiatives conducted under the framework of the World Trade Organization, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay and Paraguay), and Israel is awaiting ratification of a free trade agreement signed with Colombia in September 2013. Approximately 75% of Israel’s foreign trade is conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with China, India, South Korea, Vietnam and the Euro Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan). In 2018, free trade agreements with Panama and Canada were signed, and Israel completed free trade agreement discussions with Ukraine.

In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides agreed to further enhance this cooperation.

In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.

Israel, with the assistance of the United States, developed regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004.

These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. The QIZ Agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues including, but not limited to, services and dispute settlement for trade matters and standardization.

Since 1996, Israel has been an associated member in the EU Framework Programs for Research and Innovation, which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D platform in the world involving industrial and academic research and innovation.

Israel’s participation in the Framework programs is directed by the Israel-Europe R&I Directorate or “ISERD,” an inter-ministerial directorate established by the Israeli Ministry of Economy, the Ministry of Science, Technology and Space, the Planning and Budgeting Committee of the Council for Higher Education, the Ministry of Finance and the Ministry of Foreign Affairs. ISERD operates out of the Israel Innovation Authority, at the Ministry of Economy & Industry. The Chairman of the Innovation Authority (the Chief Scientist) also serves as the Chairman of ISERD’s steering committee.

The Seventh Framework Program (FP7 2007 – 2013) provided Israel with access to €50 billion in R&D funding from the EU. Overall, 8,984 Israeli participants were included in 6,109 submitted program proposals, resulting in 2,115 Israeli entities participating in 1,200 retained projects, with a total cost of €10.1 billion. The total grant value for Israeli entities amounted to €875.6 million.

On June 8, 2014, Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Retroactively joining the program officially as of January 1, 2014, Israel has access to €70 billion in total program funding. Horizon 2020 provides funding in a wide variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher’s mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon 2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are EU-based or established in a country associated with Horizon 2020 can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere.

During 2014 – 2016, Israel’s first three years of participation in Horizon 2020, 4,433 Israeli participants submitted 3,282 proposals to Horizon 2020, resulting in 463 retained projects, with a total cost of €2.3 billion. The total grant value for Israeli entities amounted to €390 million.

In 2016, Israel celebrated 20 years of participation in the EU Framework Programs which, over the last 20 years, involved more than 21,300 Israeli researchers participating in 3,080 retained and funded projects, totaling €1.7 billion in funding.

Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network of over 40 member countries and three associated countries. EUREKA supports R&D-based businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in virtually all industry fields and technological areas — information and communications technology, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long chair. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.

In 2014 – 2015, Israeli companies submitted 180 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Office of the Chief Scientist; fifty such proposals received funding for cooperative projects with European partners — primarily Germany, Italy, Cyprus and Greece. In 2016 – 2017, Israeli companies submitted 150 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority; the countries with the most submissions were Greece and Italy.

Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five bi-national R&D foundations with the United States, Canada, India, Singapore and South Korea.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2017 was $40,311, and in 2010 – 2017, real GDP growth averaged 3.8% annually. The 2008 global financial crisis had far-reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, was affected to a lesser extent: GDP growth in 2009 fell to 1.5% but recovered to 5.5% in 2010. Most of the deficiencies that led to the development of the global financial crisis were not prevalent in Israel. Israel’s economic growth throughout and in spite of the global financial crisis can be attributed to the demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation, and a less restrictive monetary policy. Since 2010, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and external trade.

Consistent with anticipated long-term growth potential of above 3%, the GDP growth rate was 3.3% in 2017, reflecting growth in all GDP components. The overall strength of the domestic economy in 2017 was reflected in a solid labor market, as the unemployment rate declined to the lowest level in the last decade at 4.2% in 2017, while the participation rate remained stable compared to 2016 and at a high level relative to historical and international norms.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2017, exports of goods consisted primarily of manufactured goods, particularly high-tech products. Exports traditionally have been a significant driver of Israel’s economic growth, but the global financial crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 11.8% in 2009 but in 2010 increased significantly, by 15.2%. Exports continued to increase in the first half of 2011, but declined in the latter half of the year (9.6% aggregate increase for 2011). In 2012, the downward trend continued, as exports of goods and services declined by 2.0%, but the exports growth rate recovered in 2013 at 3.3%. In 2014, exports of goods and services grew by 1.9% and in 2015 declined by 2.7%. In 2016 and 2017, exports of goods and services returned to growth at a pace of 2.5% and 3.6%, respectively. As to exports in goods, the decreases in 2015 and 2016 stopped in 2017, which had a growth rate of 0.3%, while growth in services exports was high and stood at 8.3% in 2017.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the last two decades, however, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing State-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend over the last decade, with only a slight increase in 2009 as a result of the global financial crisis.

The Government is committed to price stability with an inflation target of between 1% and 3%. In the last ten years, prices have risen by an average of 1.7% annually. Over the last five years, the average rate of inflation declined gradually, standing at 1.5% in 2013, 0.5% in 2014, -0.6% in 2015, -0.5% in 2016 and 0.2% in 2017.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the bursting of the dot-com bubble, the September 11, 2001 terrorist attacks and the adverse effects of terrorism. Recovery began in 2003, and the average annual GDP growth between 2004 and 2008 was 4.8%. During the second half of 2008, the Israeli economy became vulnerable to the effects of the global financial crisis. Israel’s GDP growth fell from 5.4% in the fourth quarter of 2007 to -2.7% in the fourth quarter of 2008. In the first quarter of 2009, GDP continued to contract, with negative growth of -0.1%, but by the second quarter of 2009, the Israeli economy already began to recover; overall, GDP growth in 2009 was 1.5%. While this was significantly lower than growth rates of previous years, it was favorable compared to the performance of other developed economies.

Real GDP grew faster in 2010, accelerating at an annual rate of 5.5%. In 2011, GDP continued to grow at a relatively high rate of 5.2%, which was lower than the 2010 growth rate but significantly higher than GDP growth in most developed countries during 2011. The slowdown continued into 2012, as GDP grew by 2.2%, due in part to the effects of Operation Pillar of Defense which took place in November 2012. In 2013, economic growth was higher than in 2012, with a GDP annual growth rate of 4.2%. In the first quarter of 2013, GDP grew by 4.3%, when public consumption decreased by 5.1%, mainly caused by delayed approval of the 2013 – 2014 biennial budget. In the second quarter of 2013, there was significant acceleration in the GDP growth rate, which rose to 6.8% mainly due to the commencing of natural gas extraction from the Tamar field. The third quarter of 2013 posted a decline in the rate of exports, which stemmed largely from softening export sales in the pharmaceuticals sector, with the volume of exports in this sector falling significantly lower than in 2012. Due to the decline in the exports of goods and services, the GDP growth rate declined to 3.7% in the third quarter, and this slowdown continued into the fourth quarter, as GDP grew by 2.3%.

In 2014, the GDP growth rate was 3.5%. In the first quarter of 2014, GDP grew by 3.7%. In the second quarter of 2014, GDP grew by 3.3%. In the third quarter of 2014, GDP grew by 1.8% as Operation Protective Edge, which took place in July and August of 2014, weighed on the economy. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarter’s slowdown with a growth rate of 6.3%, largely caused by acceleration in private consumption and fixed capital formation. In 2015, GDP grew by 2.6%. In the first quarter of 2015, GDP rose by 2.1%. In the second quarter, the growth rate slowed to 0.2%, as private consumption recorded a significant slowdown. In the third and fourth quarters of 2015, there were accelerated growth rates, which amounted to 1.5% and 4.2%, respectively, as improvements were recorded across all GDP components.

In 2016, a significant acceleration of the GDP growth rate was recorded, as the GDP grew by 4.0%. This acceleration was evident through the most significant GDP components. In each quarter of 2016, the growth rate (at an annual rate) was above 4.0%; in the first, second, third and fourth quarters of 2016, the GDP growth rates were 4.5%, 5.5%, 4.2% and 4.7%, respectively.

In 2017, GDP grew by 3.3%. This acceleration was evident through the most significant GDP components. In the first, second, third and fourth quarters of 2017, the GDP growth rates were 0.7%, 2.9%, 4.3% and 4.5%, respectively. The low growth rate in the first quarter of 2017 was due, among other things, to a drop in vehicle purchases, following a peak in the fourth quarter of 2016.

In 2017, GDP amounted to NIS 1.26 trillion, and business sector product amounted to NIS 931.4 billion (in each case, at current prices). Business sector product is calculated as GDP less certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). This methodology is applied by the Central Bureau of Statistics according to international and national accounts practices. In 2017, government output and product of services of private non-profit institutions amounted to NIS 185.9 billion, and housing services amounted to NIS 145.2 billion. These figures represent real growth of 3.0% for housing services for 2017, a slight increase from the rates in 2016 and 2015, but lower than the annual growth rates that were recorded from 2012 to 2014. Government output and the product of private non-profit institutions increased by 2.7% in 2017, in line with the annual average of the previous five years.

The leading sector in 2017 was finance and business services, which comprised 25.0% of business sector product and grew by 4.4% in 2017. Manufacturing was the second largest business sector, comprising 17.9% of business sector product, growing by 3.8% in 2017. Wholesale and retail trade was third, comprising 16.5% of business sector product and increasing by 3.9% in 2017. Information and communication was the fourth largest sector, comprising 14.8% of the business sector product and growing by 2.1% in 2017, a significant decrease compared to previous years. Other sectors, including agriculture, electricity, construction, transportation, information and communication, arts, entertainment, recreation and other service activities, together comprised the remaining 25.7% of the business sector product in 2017.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2013	2014	2015	2016	2017
Growth (percent change)
Real GDP growth	4.2%	3.5%	2.6%	4.0%	3.3%
GDP growth per capita	2.3%	1.5%	0.6%	1.9%	1.3%
Inflation (change in CPI – annual average)	1.5%	0.5%	-0.6%	-0.5%	0.2%
Industrial production	0.5%	1.2%	2.2%	1.7%	3.7%
Constant 2015 prices
GDP	1,095	1,133	1,163	1,209	1,248
Business sector output	811	840	862	899	930
Current Prices
GDP	1,056	1,103	1,163	1,220	1,263
Business sector product	785	816	862	906	931
Permanent average population (thousands of people)	8,056	8,212	8,377	8,543	8,709

Source:  Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)

	2013	2014	2015	2016	2017
Resources
GDP	1,095	1,133	1,163	1,209	1,248
Imports of goods and services	317	329	329	359	376
Total	1,411	1,462	1,491	1,568	1,625
Use of resources
Private consumption	586	612	636	675	679
Public consumption	245	254	262	272	281
Gross domestic capital formation	215	224	230	248	260
Exports of goods and services	367	374	364	373	386
Total	1,412	1,463	1,491	1,568	1,625

Source:  Central Bureau of Statistics.

Table No. 6

Gross Domestic Product Percentage Change by Industry

	2013	2014	2015	2016	2017	Percent of Total Business Sector, 2017
Agriculture, forestry and fishing	-2.6%	-3.4%	-7.4%	4.1%	3.2%	1.8%
Manufacturing; mining and quarrying	-0.9%	1.9%	0.2%	1.1%	3.8%	18.0%
Construction	6.4%	0.9%	0.3%	3.9%	4.4%	8.1%
Electricity and water	65.1%	0.6%	3.3%	6.6%	3.2%	2.8%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	3.4%	4.6%	4.2%	6.0%	3.9%	16.5%
Transportation, storage, postal and courier activities	-0.7%	3.3%	6.4%	4.9%	5.9%	4.7%
Information and communications	11.8%	8.3%	7.7%	8.5%	2.1%	14.8%
Financial & insurance; real estate; professional, scientific & technical; administrative & support service	5.1%	5.2%	4.0%	4.2%	4.4%	24.9%
Education; human health & social work activities; arts, entertainment & recreation; other services	0.2%	-2.4%	0.6%	1.0%	1.1%	8.5%
Total Businesses sector	4.8%	3.5%	2.7%	4.2%	3.4%	100.0%
Gross Domestic Product	4.2%	3.5%	2.6%	4.0%	3.3%

Source:  Bank of Israel.

Savings and Investments

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 4.8% in 2017, following increases of 8.1%, 2.4% and 4.2% in 2016, 2015 and 2014, respectively. Gross fixed capital formation increased by 2.8% in 2017, following an increase of 11.9% in 2016.

Israel’s saving rate is higher than the OECD average. According to the OECD, “Saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as percentage of GDP. The saving rate in Israel stood at 11.4% in 2016, compared to 5.4% in the EU, 6.4% in the Euro area and 2.3% in the United States.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.6% annual growth between 2004 and 2008. The global economic crisis impacted business sector output starting in the second half of 2008, with total output growing in 2009 by 0.9%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.5% and 6.0%, respectively. In 2012, the business sector grew at a moderate rate of 1.8% due to the slowdown in the world economy but, in 2013 the business sector GDP recovered and grew by 4.8%. In 2014, the business sector product’s growth decreased compared to the 2013 growth rate, as business sector output grew by 3.5% in 2014. This slowdown was partly due to the negative effects of Operation Protective Edge, which took place in July and August of 2014. In 2015, the business sector output grew by 2.7%, lower than the 2014 figure. In the fourth quarter of 2015, the growth rate accelerated, and the relatively high growth rates continued in 2016, as the business sector GDP grew by 4.2%. In 2017, the business sector GDP grew at 3.4%, a similar pace as the total economy.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This branch of the business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 8.4% and 5.8%, respectively. Following slower growth rates in 2008 and 2009, the trade and services sector expanded by 4.5% in 2010 and 10.1% in 2011. During 2012 – 2016, this sector expanded at similar growth rates as the overall economy, with growth rates of 3.6% in 2013, 3.5% in 2014, 3.4% in 2015 and 4.2% in 2016. In 2017, the growth rate was 3.7%, above the total GDP growth and in the range of the growth rates of previous years. In total, the trade and services sector accounts for 49.7% of the business sector.

Table No. 7

Manufacturing Index by Category
(Annual Real Percentage Change)

	2013	2014	2015	2016	2017
Food, beverages and tobacco	0.3%	0.0%	1.5%	4.1%	1.4%
Mining	32.1%	10.4%	-0.1%	21.5%	22%
Textiles and clothing	-4.8%	2.4%	-0.6%	4.7%	-1.1%
Shoes, Leather and leather products	-4.9%	3.3%	4.9%	0.9%	0.5%
Wood and wood products	-3.2%	4.7%	5.0%	8.6%	2.8%
Paper and paper products	-4.4%	-1.2%	13.0%	18%	0.8%
Printing and reproduction	3.0%	-1.1%	-1.0%	-0.9%	2.2%
Chemical products and refined petroleum	0.9%	-3.0%	12.2%	-6.9%	-6.2%
Rubber and plastic products	-0.7%	0.7%	-0.4%	8.4%	0.6%
Non-metallic mineral products	4.4%	6.6%	5.1%	3.5%	4.7%
Basic metal	-1.4%	-1.8%	-0.7%	-1.2%	4.2%
Metal products	-2.6%	3.4%	0.9%	1.9%	2.7%
Machinery and equipment	-1.8%	3.0%	1.7%	-1.4%	5.7%
Electric motors	0.7%	-3.0%	3.3%	7.8%	-5.5%
Electronic equipment and components	-3.0%	0.8%	-6.3%	-3.7%	5.8%
Communication equipment	-10.3%	3.6%	-2.0%	-4.8%	4.1%
Transport equipment	5.3%	3.6%	6.2%	6.5%	5.9%
Jewelry and goldsmiths	*	*	*	*	*
Other	3.5%	0.8%	-0.8%	11.5%	2.5%
Total (excluding diamonds)	0.5%	1.2%	2.3%	1.6%	3.6%

Source:  Central Bureau of Statistics.

*	No available data.

Table No. 8

Industrial Production Index
(Base Year: 2011 = 100)

	2013	2014	2015	2016	2017
Index Level(1)	104.56	105.79	108.16	109.96	113.98
Annual Real Percentage Change	0.5%	1.2%	2.2%	1.7%	3.7%

(1)	Excludes diamonds.

Source:  Central Bureau of Statistics.

Transportation.  Israel has a network of over 19,350 kilometers of roads, including highways that link the major cities — Tel Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State. Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded Netivei Israel — National Transport Infrastructure Company Ltd., a Government Company (as defined in “Role of the State in the Economy,” below), which is responsible for the inter-urban road system, traffic management and control, planning, development, and maintenance of the roads and their safety. The budget for Netivei Israel — National Transport Infrastructure Company projects in 2017 was approximately NIS 5.3 billion. In 2016, the Government set a five-year plan for Netivei Israel for the years at an estimated cost of NIS 50 billion. The plan includes dozens of new development projects in 2017 – 2021 intended to reduce traffic, increase safety, support periphery and adjust roads to housing acceleration.

Netivei Ayalon, which became a Government Company in March 2016, is authorized to develop projects in metropolitan areas, including: establishing over 100 kilometers of high-occupancy vehicle (HOV) lanes; creating 11,000 parking spaces for “park and ride” service at entrances to the Tel Aviv metropolitan area; creating 160 kilometers of bus lanes to give priority to public transportation in central Israel; and creating bicycle lanes for commuters. The estimated cost for Netivei Ayalon projects is NIS 10 billion.

In August 2016, the Government approved a resolution to fund public transportation projects, to be executed by Government Companies and public-private partnerships, at an estimated cost of NIS 54 billion. The projects include: NIS 29 billion for the green and purple lines of Tel Aviv light rail; NIS 8.5 billion for the green line of Jerusalem light rail and to advance planning of the blue line; NIS 8.1 billion for Eastern rails for the heavy train; NIS 5.9 billion for the light rail to Nazareth; NIS 2.6 billion for the expansion of the Metronit in Haifa; and NIS 300 million for cable railway in Haifa. In addition, the resolution includes plans for a metro system in Gush Dan.

The Government considers the development of an advanced mass transit infrastructure to be a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer project in Jerusalem, and the first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State-owned Metropolitan Mass Transit System Company would set up a light rail in metropolitan Tel Aviv, and the first Tel Aviv light rail line is expected to commence operations in 2021. Two additional rail lines are expected to commence operations in 2026. In 2007, the Government commenced work in the Haifa metropolitan area on the first bus rapid transit line (the Metronit) which in 2013 began connecting Haifa and the Krayot area using an exclusive lane. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. In 2011, a line between Tel Aviv and Rishon Le-Zion was opened. The Ashkelon — Be’er-Sheva line became operational in September 2015. The Haemek line began operating in 2016. As part of the rail development program, several new and improved lines were planned, such as the Ako-Carmiel line, which started operating in 2017, and the Kfar Saba — Rananna — Tel Aviv line, which is scheduled to commence operations in 2019.

In February 2010, the Government decided to embark on an ambitious program to develop the transportation infrastructure in the northern and southern parts of the State. The program, titled Netivei Israel (which is not directly related to the Government Company of the same name), includes the construction of a series of railways and highways. It is expected to play a crucial role in accelerating economic activity and shortening travel time between the State’s central and peripheral areas. The program is progressing as planned and scheduled to be completed by 2020 at an estimated cost of NIS 27.5 billion. In addition, as part of the development plan of Israel Railways, electrification of Israel’s railway network is expected to be completed in 2025.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2017, 58 million tons of cargo were handled in the Israeli ports, including 2.9 million twenty-foot equivalent units of containers. The Israel Ports Development and Assets Company Ltd., a Government Company, serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies that received a mandate to operate port facilities leased to them by the Government.

In July 2013, the Government announced plans to build two new privately-operated terminals in Ashdod and Haifa. Following tenders valued at approximately NIS 8 billion for construction and operation of the new terminals, construction has started. In addition, the Government invested NIS 1.6 billion in adapting the roads to the Haifa port, in addition to the budget of Netivei Israel. The Southport and Bayport terminals will be privately operated for a period of 25 years by Terminal Investment Ltd. and Shanghai International Port Group, respectively, after which the terminals will be returned to the Israel Ports Development and Assets Company. Both terminals are slated to begin operation in 2021.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 20.8 million passengers in 2017, compared to 17.9 million passengers in 2016, with flights to and from most major cities throughout the world.

In 2011, the Government approved the building of the Ilan and Assaf Ramon Airport in Timna, with construction having commenced in 2013. The new airport will serve as the international airport of southern Israel and will replace the Eilat Airport and the civilian activity in the Ovda Airport. The opening is scheduled for the fourth quarter of 2018. In November 2017, the Government endorsed developing a supplementary airport near Ben-Gurion Airport and run by the private sector. Netivei Israel is expected to publish plans for the airport at the end of 2019.

Communications.   The telecommunications market (not including television) constitutes approximately 1.3% (NIS 21.1 billion in 2017) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure by operators, rapid development and significant levels of competition. The market currently is comprised of six infrastructure-based domestic cellular operators, with the most recent operator entering the market in the first quarter of 2018, as well as a number of resale-based operators. In addition, there are seven international telephone service providers and two fixed domestic communications operators (fixed broadband and telephone) with universal service obligations. The telecommunications market is fully privatized, and the Government does not hold a stake in any communications operators.

Israel has six cellular telephone network operators, which provide digital technology and modern third and fourth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of December 31, 2017, there were approximately 10.47 million cellular subscriptions, i.e., more than 1.18 cellular phones per capita. Total revenues for the cellular market in 2017 were approximately NIS 9.46 billion. Competition in the mobile sector is fierce, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively. 2017 was marked by continued competition, along with the continuing deployment of next-generation (“4G”) cellular rollouts. This followed the January 2015 completion of a tender for 4G network frequencies and a network sharing policy, allowing for future investment along with efficiency gains.

The Israeli incumbent, Bezeq (Israel Telecommunications Corp. Ltd.), dominates the fixed line sector in Israel, controlling 70% of the fixed line infrastructure, with HOT (Hot Telecommunication Systems Ltd.) holding the other 30%. Using the fixed line infrastructure, four major internet service providers and about ten smaller ones serve more than 2.5 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 100 megabits per second are widely available. The average speed for household users using the Bezeq infrastructure is above 51 Mbps, while 71% of the households and businesses using the HOT infrastructure have download speeds of at least 100 Mbps, placing Israel at the forefront of high-speed internet access usage in the Western world. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition in the market for the provision of fixed high-speed internet access, leading to lower retail rates and increased quality of service. At the end of 2017, 25% of the internet connections provided over the Bezeq network were provided by competitive wholesale operators. At the end of 2016, the Knesset voted for changes in the wholesale market for fixed communications, aiming to enhance competition and accelerating infrastructure development in the fixed broadband sector. The changes include expanding the range of passive network services that will be offered by incumbents to alternative operators and offering regulatory incentives to further develop fixed broadband networks.

In addition, a joint venture of the Israel Electric Company (“IEC”) and a strategic investor is continuing small-scale rollouts of a fiber network to consumer premises, and the pace of these rollouts is expected to increase in the coming years. The new fiber network will allow for significantly higher-speed broadband services.

Fixed telephone services were opened to competition de facto in 2004 and, since then, cable companies and other alternative operators have gained about 38% of the market share in the telephone market. Fixed telephone use is declining as substitution with internet-based and mobile services increases. The two incumbent fixed operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services and fixed broadband services.

The Israeli Public Broadcasting Authority, which had a monopoly on television broadcasts until 1993, officially closed in May 2017 and was replaced with the Israeli Public Broadcasting Corporation, branded as “KAN.” On November 1, 2017, Israel’s main commercial television channel, Channel 2, was divided into two channels, operated by the former Channel 2 franchisees, KESHET and RESHET. As of December 31, 2017, there were seven public and commercial television channels in Israel, as well as one nationwide cable television operator, a single direct broadcast satellite operator and two “over-the-top content” television providers. In addition, Netflix penetrated the local market and offers Israeli customers a cheap and “skinny” alternative to traditional television as a stand-alone product or as part of the new “over-the-top content” offerings.

Construction and Housing Prices.   Following years of low activity levels, construction activity accelerated from 2008 to 2013 due to high demand in the housing sector. During 2014 and 2015, construction activity slowed, partly due to uncertainty in the residential market. In 2017, investments in construction increased at a rate of 4.1%, compared to the growth rates of 6.2% in 2016, 0.5% in 2015, 1.0% in 2014, and 8.2% in 2013. In 2017, 48,200 dwellings were constructed, a significant decrease of 12.5% in comparison with 2016 levels, following an increase of 2.6% in 2016 over 2015, significant increase of 13.0% in 2015 over 2014, a small decrease of 0.8% in 2014 over 2013, and a significant increase of 10.0% in 2013 over 2012.

Agriculture.   In 2017, agricultural exports totaled NIS 4.9 billion, representing 2.2% of total merchandise exports. The agricultural value of production in 2017 was NIS 30.2 billion, of which livestock accounted for 42% and crops accounted for 58%. In 2017, the agricultural sector’s share in employment amounted to 1.0% of the work force, the same as in 2016. Investments in agriculture amounted to 1.6% of fixed investments in 2016.

The Government has implemented structural reforms to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units that receive fewer subsidies from the Government. Furthermore, in 2014, 2016 and 2017, to increase competition and decrease consumer prices, the Government reduced tariffs on imported cheese, meat and fish, while also supporting local farmers with direct subsidies.

Water.  The scarcity of natural fresh water resources is a problem not only in Israel but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is committed to treaties signed with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to the arid areas in the South.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and other private entities. During 2017, Mekorot designated NIS 964 million to capital investments relating to water distribution, compared to NIS 903 million in 2016, NIS 866 million in 2015, NIS 819 million in 2014 and NIS 941 billion in 2013.

Approximately 55% of Israel’s total water consumption and 35% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated brackish water and seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 585 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.5 billion. In accordance with Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2015, the Government purchased approximately 500 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim. The desalination plant in Ashdod began operating in 2015, experienced some operational complications in 2016 and currently operates only partially.

In addition, further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. Israel leads the world with a water recycling rate of approximately 90% (470 million cubic meters) in recent years. To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The Government budgets for 2015 – 2016 and 2017 – 2018 included provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations. The purpose of these steps is to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. In July 2001, the Knesset passed a law regulating the commercial relationship between the municipal corporations and the municipalities. As of April 2017, 56 regional companies were in operation, servicing approximately seven million people.

Electricity.  Most of the electric power in Israel is supplied by the IEC, a Government Company that generates approximately 70% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority was established to supervise electric utility services and, among other things, regulate the prices associated with providing electricity to the public. The purpose of the Electricity Sector Law is to establish the tariff base, regulate activity in the electricity sector for the public interest, ensure the reliability, availability, quality and efficiency of services, create conditions for competition and minimize costs. The law provided for a ten-year transition period during which IEC was granted a license to generate, transmit, distribute, and supply electricity. IEC currently holds licenses to produce electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until November 15, 2018. Any extension beyond November 15, 2018 will require an amendment to the Electricity Sector Law.

Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. In 2017, the Government approved five different independent private producers to begin planning new private power plants at fifteen potential sites. The Government’s goal is to achieve a competitive market in the generation and supply segments of the electricity sector. As of April 2017, three conventional independent private producers and multiple independent private co-generation and renewables producers were operating and generating 32% of the electricity produced in Israel. To develop and increase the competition in the sector and improve IEC’s efficiency, the Government, the IEC and labor unions have an agreement in principle to implement industry reforms to occur over an eight-year period, including reductions in IEC employment headcount, although the precise details of the reforms are still being negotiated.

During 2009, the Government set a 10% target for power generation using renewable energy by the year 2020, following which the Ministry of Energy (previously known as the Ministry of National Infrastructure, Energy, and Water Resources) instituted quotas for renewable energy technologies such as wind, solar (thermal and photovoltaic), biogas and biomass, and the Public Utility Authority set appropriate tariffs. In 2015, the Government set new goals for power generation to be produced from renewable energy, setting targets at 13% by 2025 and 17% by 2030. Consequently, the Government allocated NIS 300 million in grants and NIS 500 million in securities for energy saving projects.

Energy

Israel’s main sources of energy are natural gas, coal and oil. Despite being a producer of natural gas, which is currently Israel’s main source of power generation energy, Israel is almost totally dependent on imported fuels for its coal and oil needs because domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased on the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 1999, a substantial amount of natural gas was discovered along Israel’s Mediterranean shore. In January 2009, another substantial amount of natural gas was discovered in the Mediterranean Sea, estimated at more than 280 billion cubic meters (known as “Tamar”). In December 2010, another natural gas reservoir was discovered which is estimated to hold more than 470 billion cubic meters of high quality natural gas (known as “Leviathan”). In April 2012 and May 2013, two more gas reservoirs were discovered, known as Karish and Tanin, respectively, and are estimated to hold approximately 55 billion cubic meters of natural gas.

Given developments in the natural gas market, in May 2016 the Government decided to create a regulatory regime for the natural gas market. Aiming to create competition in the production segment, the Government decided that the ownership of Karish and Tanin would need to be sold to a party that had not owned or been affiliated with an owner of Tamar or Leviathan and had not been affiliated with the energy companies currently involved with the Israeli natural gas market, including Delek, Ratio Petroleum or Nobel Energy Mediterranean. Following this decision, in December 2016, Karish and Tanin were sold to Energean Israel, a subsidiary of the Greek energy corporation Energean Oil & Gas and, subsequently, Energean Israel and Kerogen Capital entered into a 50/50 joint venture for a $1.4 billion development of the Karish and Tanin gas fields and, in March 2018, Energean Israel announced the approval of a FID for Karish and Tanin reservoirs. Another significant goal in the development of the local gas market was met in February 2017, when the owners of the Leviathan reservoir approved a final investment decision (FID) aiming to produce natural gas from the reservoir in 2019. Following these developments, by 2020 Israel is expected to have three active gas reservoirs, each independently connected to the coastline.

Apart from those reservoirs, the Government is promoting additional natural gas-searching efforts along its coastline. In the searching bid that concluded in November 2017, the Ministry of Energy granted searching licenses for six blocks; Energean Israel will receive licenses for blocks 12, 21, 22, 23 and 31, and an Indian consortium (including the companies Oil and Natural Gas Corporation, Bharat PetroResources Limited, Indian Oil Corporation Limited and IOL Chemicals and Pharmaceuticals Limited) will receive license for block 32.

To encourage the development of current and future reservoirs, primarily those holding a relatively small quantity of estimated natural gas, and to assure stability and certainty in the market, in April 2017 the Government decided to set regulations for a scenario of supply shortage. These regulations aim to guarantee continuity of supply for all natural gas consumers, regardless of a consumer’s contracted reservoir.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline and by expanding a coal facility in Ashkelon. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia, and smaller amounts of coal are purchased from other countries including China. Because most of the coal used in Israel is low-sulfur coal, the shift to coal production has not had a significant environmental impact on Israel.

In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company that was established to supervise, control and operate the natural gas transmission system. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. In light of the natural gas discoveries offshore in recent years, INGL is currently in the midst of a development plan and has already begun constructing additional transmission lines that will reach all of Israel’s gas distribution centers, including those intended to reach small industries and domestic consumers. Among those distribution areas are Jerusalem and northern Israel, home to several large industries. In addition to the new lines, INGL is currently working to multiply existing lines to meet rising demand for natural gas in Israel, as well as to allow exporting to neighboring countries.

In 2016, 62% of Israel’s electricity production was generated by natural gas operated power stations. The aggregate demand for natural gas increased from 1 billion cubic meters in 2004 to 9.7 billion cubic meters in 2016 and reached 10.35 billion cubic meters in 2017. Such demand was supported by the discovery of the Tamar, Leviathan, Karish and Tanin gas fields, and demand is expected to continue growing at a moderate pace in upcoming years (see “Balance of Payments and Foreign Trade — Foreign Investments,” below). The Israeli Government is acting to support and enhance the demand for natural gas in the Israeli economy, particularly within small- and medium-sized industries, the transportation sector and among households.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the country, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. Foreign tourism revenues reached $4.6 billion (1.6% of GDP) in 2013, $4.7 billion (1.5% of GDP) in 2014, $4.8 billion (1.6% of GDP) in 2015, $4.8 billion (1.5% of GDP) in 2016, and $5.7 billion (1.6% of GDP) in 2017.

Tourist arrivals have been on a generally upward trend, with the exception of years affected by a deterioration in the security situation.2 In 2013, tourist arrivals increased by 2.6% compared to 2012, amounting to 2.96 million. In 2014, 2.93 million tourists came to Israel, a decrease of -1.2% compared to 2013 due to a relatively poor showing in the second half of 2014 related to Operation Protective Edge. In 2015, 2.80 million tourists came to Israel, a further decrease of 4.3% due to the continued effects of Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the number of tourist arrivals increased by 3.6% compared to 2015, amounting to 2.90 million, and in 2017, the number of tourist arrivals jumped to 3.61 million, an increase of 24.6%; the increases in 2016 and 2017 can be attributed to improvement in the security situation as well as to continued improvement in the global economy.

[2]	The tourist arrival figures in this paragraph exclude day visitors.

The total revenue generated in domestic hotels from foreign visitors amounted to $1.078 billion in 2014, representing a decrease of -2.4% compared to 2013. In 2015, the total revenue generated in domestic hotels from foreign visitors amounted to $0.977 billion, a further decrease of -9.3% compared to 2014, primarily attributed to the continued effects of Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the total revenue generated in domestic hotels from foreign visitors amounted to $1.002 billion, an increase of 2.5% compared to 2015, and in 2017 total revenue generated in domestic hotels from foreign visitors reached $1.257 billion, an increase of 25.5% compared to 2016.

Table No. 9

Arrivals of People by Country of Citizenship and Total Exports of Tourism Services(1)
(Arrivals in Thousands)

	2013	2014	2015	2016	2017
Asia	275.8	264.6	285.0	340.2	456.8
Africa	74.7	70.0	69.1	65.3	72.5
Europe	2,057.7	1,973.0	1,793.0	1,700.9	2180.1
Americas
United States	607.5	612.5	629.0	657.3	790.0
Other	212.6	196.3	193.4	187.6	252.8
Oceania	38.6	36.2	34.3	34.7	47.4
Unclassified	15.9	11.1	9.4	9.3	9.8
Total arrivals	3,282.9	3,163.4	3,013.2	2,995.3	3,809.5
Total Exports of tourism services (in USD Millions)	4,646	4,726	4,795	4,823	5,683

(1)	Tourists and day visitors, excluding cruise passengers.

Source:  Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial R&D are, among others, to foster the development of technology-related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products and reducing reliance on imports of such products. In 2016 (the most recent year for which civilian R&D data is currently available), approximately 4.25% of GDP was invested in civilian R&D — among the highest levels of national expenditure on R&D in the OECD. Israel participates in more than 50 different international and bi-national industrial R&D joint ventures, including several with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), several with the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network, Horizon 2020), and other joint ventures with Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The largest international industrial R&D program expenditure in the 2017 budget is approximately NIS 750 million for the European R&D program Horizon 2020.

Prices

Since the end of 1991, the Government has announced annual inflation targets. During the last decade, the annual rate of inflation was 1.7% on average, close to the middle of the Bank of Israel’s target range of 1% to 3%. In 2017, inflation was below the target range, as the CPI averaged 0.2% (0.4% for December 2016 through December 2017), higher relative to 2016 when the CPI averaged -0.5% (-0.2% for December 2015 through December 2016). During the years 2011 – 2013, the CPI was within, or close to, the Government’s target range, averaging 3.5% in 2011, 1.7% in 2012 and 1.5% in 2013. Since 2014, the inflation rate has been below the target range, averaging 0.5% in 2014, -0.6% in 2015 and -0.5% in 2016. The slowdown in the pace of inflation since 2011 was due, among other things, to deceleration in the inflation rate of housing prices, as well as price decreases in clothing and footwear (for which price declines accelerated in 2017 and averaged -3.5%), furniture, and transportation and communication. In addition, in 2017, price stagnation was recorded in food (excluding fruits and vegetables).

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to gradually lower interest rates. By April 2009, the key interest rate was lowered to 0.5% but, as the Israeli economy recovered, the interest rate was raised slightly later that year. The gradual increase of the interest rate continued throughout 2010 into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since late 2011, due to subsiding inflationary pressures and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.1% in March 2015. The rate remains the same as of June 2018.

The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (gauged as the difference between the yields of indexed and non-indexed government bonds) decreased from more than 6% in mid-2003 to averages of 2.5% in 2007 and 1.8% in 2008. Due to the 2008 global financial crisis, the Bank of Israel decreased the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -0.7% in 2009. The real interest rate averaged -0.9% in 2010 and 0.4% in 2011. Throughout most of 2012, the real interest rate was near zero and, by the end of 2012, it decreased to 0.2%. Throughout 2013, the real interest rate was negative, averaging -0.2%. In 2014, the real interest rate remained negative, averaging -0.6%. The negative real interest rates continued in 2015, 2016 and 2017, as the real interest rate averaged -0.5%, -0.1% and -0.2%, respectively, mainly due to the Bank of Israel’s low interest rates. The one-year inflation expectation averaged 1.6% in 2009, rose to 2.6% in 2010, and then decreased gradually, reaching 2.5%, 2.1%, 1.7% and 1.2% in 2011, 2012, 2013 and 2014, respectively. In 2015, 2016 and 2017, the one year inflation expectation level was 0.6%, 0.2% and 0.3%, respectively, lower than the inflation target band (1% – 3%).

Table No. 10

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2013	1.5%	1.0%	0.4%
2014	0.5%	-0.2%	-1.4%
2015	-0.6%	-1.8%	-5.9%
2016	-0.5%	-1.6%	-3.6%
2017	0.2%	-0.4%	1.4%

Source:  Central Bureau of Statistics

Employment, Labor and Wages

As of January 2012, the Central Bureau of Statistics made a transition from a quarterly system of measuring labor force characteristics to a new and improved system that better suits the latest international recommendations on employment and unemployment statistical methodology. The principal changes were: adjusting the definition of the population; significantly increasing the samples and transition to monthly coverage; geographic expansion; and using more advanced statistical methods in the sampling, both in the questioning model and in data estimation. These changes, based on statistical science, led to many changes in logistics and operations, such as improved technological systems, expansion of work teams, interview methodology and work procedures. With the transition to the new system, and as often happens in the case of updating and in this case revolutionizing a statistical series, a “break in the series” was formed. The ability to compare the past with the present became even more difficult and requires extreme care. In the following sections, data is presented according to the new methodology, and data prior to 2012 has been adjusted accordingly.

In 2017, there was a 2.8% increase in real wages (adjusted for inflation), almost unchanged relative to the 2015 and 2016 growth rates and much higher than the annual growth rates recorded during 2002 – 2014. This high growth rate continues the acceleration trend since 2011, which reflects an ongoing recovery in the domestic economy and is consistent with the reduction in the unemployment rate. In 2017, wages increased by 3.1% in the public sector and by 2.6% in the private sector. In 2017, in nominal terms, wages increased by 3.0% overall, with increases of 3.3% in the public sector and 2.9% in the private sector. The average monthly wage (adjusted for inflation) increased by 2.0% between December 2016 and December 2017.

Following the 2008 global financial crisis, and particularly from 2010 to 2013, there was significant improvement in the labor market. The unemployment rate decreased from 8.9% in 2009 to 4.2% in 2017. The number of employed persons increased by 25.2% between 2009 and 2017, and real wages increased by 12.7% during the same period. The unemployment rate has been in an overall declining trend since 2003; it declined gradually from a high rate of 12.0% in 2003 to 11.7% in 2004, 10.3% in 2005, 9.7% in 2006, 8.7% in 2007 and 7.5% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 8.9% in 2009. In the latter half of 2009, the unemployment rate returned to a decreasing trend, reaching 8.0% in 2010, 7.0% in 2011, 6.9% in 2012, 6.2% in 2013, 5.9% in 2014 and 5.3% in 2015. This downward trend continued in 2016 and 2017, as the unemployment rate reached 4.8% and 4.2%, respectively.

In 2016 (the most recent year for which poverty data is currently available), the improvement in the labor market contributed to the reduction of poverty in Israel. The percentage of families living in poverty decreased from 19.4% in 2012 to 18.6% in 2013, the lowest percentage since 2002. In 2014 and 2015, the poverty rate slightly increased to 18.8% and 19.1%, respectively, but in 2016 decreased to 18.6% The percentage of individuals living below the poverty line increased slightly from 21.8% in 2013 to 22.0% in 2014, decreased slightly to 21.7% in 2015, and increased to 22.0% in 2016. The percentage of children living in poverty decreased from 33.7% in 2012 to 30.8% in 2013, slightly increased to 31.0% in 2014, decreased to 30.0% in 2015, and then increased to 31.2% in 2016. The incidence of poverty among working families decreased from 13.8% in 2012 to 12.5% in 2013, but then progressively increased to 13.1% in 2014, to 13.3% in 2015, reaching 13.6% in 2016, concurrent with the decline in unemployment. Concerning different demographic groups, the incidence of poverty among Ultra-Orthodox (“Haredi”) Jewish families sharply decreased from 51.5% in 2014 to 44.6% in 2015 and 45.1% in 2016. The poverty rate among Arab families increased from 52.6% in 2014 to 53.3% in 2015, but decreased to 49.4% in 2016. In 2016, the incidence of poverty among single parents with dependents was 26.1%, a significant increase relative to 21.7% in 2015 and closer to the rate of 25.1% in 2014. The poverty rate among families with children was 23.3% in 2014 and decreased to 22.3% in 2015 but increased to 23.1% in 2016.

The labor force participation rate (the labor force as a percentage of the population over the age of 15) was 64.0% in 2017, slightly lower than 64.1% in 2015 and 2016. Although there was little change in labor force participation in 2014 – 2017, there has been steady incremental improvement in the participation rate since 2002 when the rate was 59.3%. However, the participation rate is negatively affected by the non-working populations in Israel, such as Haredi men and Arab women. The increase in the participation rate and the number of Israelis employed is attributable to, among other factors, overall economic growth and the successful implementation of the Government’s policy to cut transfer payments and lower taxation on labor.

The wave of Eastern European immigrants that came to Israel following the collapse of the Soviet Union led to significant growth in the Israeli labor force beginning in 1990. Despite the initial difficulties experienced by many of the professional and highly skilled immigrants in finding suitable employment, statistical data regarding employment trends in Israel suggest that immigrants have been successfully integrated into the labor market and are for the most part able to find employment suited to their educational level and employment qualifications. One important factor in this integration has been the growth in demand driven by Israel’s high-tech companies which matches the educational and professional background of many of the new immigrants.

Table No. 11

Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)

	2013	2014	2015	2016	2017
Permanent average population	8,059.5	8,215.5	8,380.1	8,546.0	8,712.7
Population aged 15+	5,775.1	5,884.7	6,000.1	6,119.9	6,238.8
Civilian labor force(2)	3,667.8	3,778.3	3,845.7	3,959.2	3,993.1
Labor force participation rate(3)	63.7%	64.2%	64.1%	64.1%	64.0%
Unemployment Rate	6.2%	5.9%	5.3%	4.8%	4.2%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.
(2)	The sum of the number of workers and the number of job seekers.
(3)	Civilian labor force as a percentage of the population over the age of 15.

Source:  Central Bureau of Statistics.

Table No. 12

Unemployment Data by Demographic Group(1)

	2013	2014	2015	2016	2017
Men	6.2%	5.9%	5.1%	4.7%	4.1%
Women	6.2%	5.9%	5.4%	4.9%	4.3%
Population aged 25 – 64	5.4%	5.0%	4.5%	4.1%	3.7%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:  Central Bureau of Statistics.

Table No. 13

Employment Data
Twelve-Months Ended December 31, 2017
(Wages in USD at Current Prices)

Month	Average Wage	Participation Rate	Unemployment Rate
January	$2,524	64.2%	4.4%
February	$2,601	64.0%	4.3%
March	$2,780	64.0%	4.3%
April	$2,678	64.2%	4.4%
May	$2,673	64.1%	4.4%
June	$2,891	64.1%	4.3%
July	$2,812	64.0%	4.1%
August	$2,757	64.8%	4.1%
September	$2,778	64.9%	4.1%
October	$2,721	64.0%	4.1%
November	$2,745	63.8%	4.3%
December	$2,880	64.1%	4.0%
Average	$2,737	64.0%	4.2%

Source:  Central Bureau of Statistics and Bank of Israel; Calculations by the Chief Economist —  Department at the Ministry of Finance.

In 2017, Israel’s population totaled 8.7 million, an increase of 1.95% compared to 2016. The population has grown at a steady annual rate of around 1.8% – 2.0% during 2003 – 2016. The civilian labor force increased by 1.7% in 2017. Of the 3.82 million employed in the labor force in 2017, 35.6% worked in the public sector.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2016 approximately 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the 37% OECD average. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. In 2017, 41.2% of the work force consisted of employees with an academic, scientific, technical or related professional background, while 17.9% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 14

Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)

	2013(1)	2014	2015	2016	2017
Employment by Sector
Public Sector Employment	35.2%	35.5%	35.8%	35.4%	35.6%
Private Sector Employment	64.8%	64.5%	64.2%	64.6%	64.4%
Employment by Industry
Agriculture	1.2%	1.1%	1.0%	1.0%	1.0%
Manufacturing	11.9%	11.8%	11.6%	11.4%	11.4%
Water and electricity(2)	0.9%	0.9%	0.9%	0.9%	0.9%
Construction	4.8%	4.9%	5.0%	5.0%	5.1%
Trade	11.7%	11.4%	11.5%	11.5%	11.3%
Catering	4.4%	4.3%	4.2%	4.4%	4.3%
Banking and financial services	3.4%	3.5%	3.4%	3.3%	3.4%
Business services(3)	16.8%	16.9%	17.0%	17.3%	17.3%
Public administration	10.5%	10.3%	10.2%	10.1%	10.0%
Education	12.0%	12.2%	12.5%	12.2%	12.3%
Health, welfare and social work	10.3%	10.6%	10.8%	10.7%	10.7%
Transport	4.2%	4.1%	4.1%	4.1%	4.2%
Personal and other services(4)	4.4%	4.3%	4.2%	4.3%	4.3%
Services for households by domestic personnel	1.9%	1.9%	1.8%	1.8%	1.8%
Other	1.6%	1.7%	1.8%	1.9%	2.2%
Total workers(5)(in Thousands)	3,450	3,556	3,644	3,737	3,825

(1)	The 2013 – 2017 data is not comparable with years prior to 2012 data due to a change in the Central Bureau of Statistics’ monthly labor force survey methodology.
(2)	“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”
(3)	“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”
(4)	“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”
(5)	Israeli workers only.

Source:  Central Bureau of Statistics, Bank of Israel.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started in the 1980’s, ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent decades, the Government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented structural market reforms intended to enhance competition in certain essential monopolistic sectors such as the communications sector, oil refineries and the seaports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.

The Government Companies Authority was established under the Government Companies Law, 1975. The Government Companies Authority is a professional unit of the Ministry of Finance, which is the Government body charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2017, there were 101 State-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.

State-owned enterprises are divided by law into two main categories: Government Companies (including their Government Subsidiaries) and Mixed Companies. In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.

Government Companies are companies in which the Government owns more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the Government Companies Authority regularly issues circulars in accordance with the GCL (see “Privatization,” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in or reorganize Government Companies.

Government Companies play a significant role in the Israeli economy. In 2017, they employed approximately 56,000 employees or 1.5% of the Israeli work force, accounted for NIS 14.2 billion of exports and owned assets amounting to NIS 205 billion. These companies include several public utilities, monopolies and defense companies.

Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.

The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.

Privatization.  Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.

In total, between 1986 and 2017, 100 Government Companies changed their status to either Mixed Companies or fully-private enterprises. The proceeds stemming from these privatizations totaled $14.4 billion.

The most significant individual privatization transactions, measured by revenue, have been Israel Chemicals Ltd. in 1992, Zim Integrated Shipping Services in 2003, Bezeq in 1997 – 2005, El Al Israel Airlines Ltd. in 2003 – 2007, Oil Refineries Ltd. in 2006 – 2007, and Eilat Port Company Ltd. in January 2013. In parallel, the Government sold its shares in the major Israeli banks that came into state ownership following the 1983 banking crisis. The State remains a minority shareholder in only one bank, Bank Leumi, in which it currently holds 5.83%.

The implementation of privatization reforms includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the State enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things, accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

On October 5, 2014, it was decided by a Government resolution to privatize 25% to 49% of the State’s holdings in certain Government Companies in which the State has a long-term interest to control and to completely privatize certain other Government Companies. In 2015, the Government Companies Authority, together with the Government Companies in the resolution, began to take action to advance those companies’ readiness for initial private offerings and privatization. In 2016, the Government Companies Authority completed a multi-company transaction, in which the State’s holdings in the companies Atarim, Otzar Mifaley Yam and The Company for the Development of Old Jaffa were sold to Tel Aviv Municipality, and Tel Aviv Municipality’s holdings in the company Netivei Ayalon were sold to the State.

Table No. 15

Selected State-Owned Companies
(As of December 31, 2017)(1) (In Millions of Dollars, Except Percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd.	99.85%	24,509	17,534	6,732
Israel Aerospace Industries Ltd.	100.00%	4,951	3,958	3,520
Rafael-Advanced Defense Systems Ltd.	100.00%	3,552	2,405	2,342
Israel Military Industries Systems Ltd.	100.00%	965	1,029	654
Israel Ports Development and Assets Company Ltd.(2)	100.00%	2,200	879	285
Ashdod Port Company Ltd.(2)	100.00%	1,098	328	358
Haifa Port Company Ltd.	100.00%	810	241	236
Israel Railways Ltd.	100.00%	7,923	7,608	702
Mekorot Water Company Ltd.	91.57%	4,440	3,410	1,328
Israel Postal Company Ltd.	100.00%	1,767	1,638	521
Israel Natural Gas Lines Company Ltd.	100.00%	1,722	1,460	159
Netivei Israel-National Transport Infrastructure Company Ltd.	100.00%	516	440	1,555
Petroleum & Energy Infrastructures Ltd.	100.00%	448	99	101

(1)	Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or International Financial Reporting Standards. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.

(2)	Spun-off from the Ports Authority in 2004.

Sources:  Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the State-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.

Israel Electric Corporation Ltd.

IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. Since the enactment of the law, the Government and several ministries have made a number of decisions and recommendations regarding the electricity sector, some of which were subsequently adopted as amendments to the law. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest; to ensure the reliability, availability, quality and efficiency of services; to create conditions for competition; and to minimize costs. The Electricity Sector Law’s numerous amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted a general license for the transmission, distribution, supply, trade and sale of electricity. In addition, IEC was granted generation licenses for its generation units. IEC currently holds licenses to generate electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until November 15, 2018.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

Over the years, there have been several Government and regulatory decisions regarding structural changes of the IEC (the “Structural Change”). Some have been implemented by the IEC or the relevant authorities, some have been adopted as amendments to the Electricity Sector Law and implemented, some have been adopted as amendments to the Electricity Sector Law with transition periods for full implementation, and others have not been enacted into laws or implemented. In addition, over the years, numerous discussions and proposals regarding the Structural Change were held by Government and regulatory entities and appointed working groups.

Since July 2017, following a hearing in the High Court of Justice on July 23, 2017, there were consultations and discussions between certain Government representatives, the IEC, IEC employees’ representatives and the General Labor Federation (the “Histadrut”), in connection with a proposed outline for a reform of the IEC to carry out the Structural Change, and the effects of the proposed outline on the rights of IEC employees. Subsequently, on December 27, 2017, the parties reached an agreement in principle with respect to a Structural Change over a period of eight years, and such agreement will serve as the basis for further discussion and negotiations.

The agreement in principle has not yet been fully considered, discussed or approved by all relevant entities. For the agreement to be implemented, if and to the extent it is implemented, and to give a legally binding effect to the Structural Change as finally agreed, regulatory approvals, amendments to applicable laws and other related actions will be required. Accordingly, there is uncertainty as to whether the Structural Change will be formalized and fully implemented.

Any implementation of the Structural Change is expected to have a material impact on the IEC, its business, operations and financial results in the short, medium and long term, the impact of which will vary based on the Structural Change that is eventually adopted.

In 2015, 2016 and 2017, the IEC raised approximately NIS 0.9 billion, NIS 4.8 billion and NIS 4.3 billion, respectively, in tradeable bonds on the TASE.

Defense Oriented Companies

Israel Aerospace Industries Ltd., Israel Military Industries Ltd. and Rafael-Advanced Defense Systems Ltd. are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Israel Aerospace Industries raises money on the TASE through the issuance of bonds, including $110 million in 2009, $318 million in 2013 and $132 million in 2014. On December 23, 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries by establishing a new Government Company to which the business-oriented activity of Israel Military Industries would be transferred, and the new Government Company would be sold in a private sale to investors from Israel or abroad. As of March 2018, the Government Companies Authority is in the final stages of the sale process. On October 7, 2014, the committee decided to privatize up to 49% of the State’s holdings in Israel Aerospace Industries and Rafael-Advanced Defense Systems.

Ports Companies

The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In July 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in February 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors.

In January 2013, the Eilat Port Company was successfully sold to Papo Maritime Ltd.; Papo Maritime paid the State NIS 105 million for the right to manage and operate the Eilat port for the next 15 years, and Papo Maritime will pay another NIS 105 million should it exercise an option to extend the lease for 10 years and so long as it meets certain predetermined operational targets. The Government’s current policy toward the Ashdod and Haifa port companies contemplates their gradual privatization through sales of predetermined percentages of the Government’s holdings of these companies in several stages. In July 2013, the Government announced its plan to build two additional container terminals, one in the Haifa area and one in Ashdod. During 2014, the Israel Ports Development and Assets Company published a global tender for establishing and operating these new facilities and, in January 2015, signed contracts to build the facilities with two companies and signed contracts with two global operators for each of the new terminals in May 2015; construction is progressing according to schedule. The goal is that by 2021, five Mediterranean port companies and Papo Maritime will work in collaboration under one landlord entity (Israel Ports Company) to address the increasing demands of shipping to Israel and the Palestinian Authority.

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector which included, among other things, opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.

In September 2006, the Government passed a resolution in principle, pursuant to which the Postal Company, including the Postal Bank, would be privatized in two stages. During the first stage, up to 49% of the companies’ shares would be offered on the TASE. During the second stage, the remaining shares would be sold to strategic investors.

In 2010, the Postal Company raised $106.7 million through a private issuance of bonds.

In 2012, an amendment was added to the Postal Law that enhanced the status of the Postal Bank as an independent subsidiary of the Postal Company and its financial services. The Ministry of Communications and the Ministry of Finance continue to implement the relevant arrangements relating to such amendment.

In 2013, due to continuing poor financial performance and negative cash flow, the Postal Company presented a comprehensive recovery plan to the Ministry of Finance and to the Ministry of Communications, proposing regulatory reforms, a reduction of workforce, plans to improve the quality of services and plans to privatize the company. The plan would be financed by the Government. During 2014, the two ministries signed recommendations regarding the Postal Company’s tariffs and regulation, and in 2015 regulations regarding the Postal Company were signed and the tariffs were updated. In January 2015, the Postal Company signed a collective agreement with its employees to reduce the workforce by 1,200 positions and to implement changes regarding the employees’ working environment. In March 2015, an investment agreement was signed with the State to enable the financing of the recovery plan.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. In 2003, Israel Railways began operating as a Government Company and commenced a five-year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to $7.8 billion, to be implemented in years 2003 – 2013. In 2008, the Government and Israel Railways entered into a new infrastructure and investment agreement. This agreement, together with the investment plan, is expected to have a long-term positive impact on the Israeli transportation system in particular and on the Israeli economy in general. In December 2009, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidization of Israel Railways’ ongoing activity. This agreement was revised in 2014 to address then-current subsidization and development subsidization through 2020. In 2017, Israel Railways presented a new strategic development plan, addressing activities through 2040, including an expansion of the existing rail network, transition from gasoline to electricity and new high speed lines.

In 2015, Israel Railways raised $253 million on the TASE through the issuance of bonds, with the proceeds to finance Israel Railways’ investment plan. Israel Railways presented profits for the first time in 2014, amounting to $400 million net profit. Net profits in 2015 and 2016 were $40 million and $35 million, respectively. In 2017, Israel Railways presented a $14 million net loss, mainly due to an increase in salary and wages expenses and a loss in the freight sector.

From 2010 to 2012, the Ministries of Finance and Transportation held discussions with Israel Railways’ employees and the Histadrut regarding making structural changes in the company. After protracted negotiations, the parties reached an agreement, which was made effective through a Government decision, to establish two railway subsidiaries: (1) Israel Railway Station Development Company Ltd., which will enable the development of real estate compounds surrounding Israel Railway stations; and (2) Israel Rail Cargo Company Ltd., which will handle transportation of cargo. In addition, Israel Railways employees agreed to outsource 30% of the maintenance of portable electronic equipment. In October 2016, the subsidiary companies both appointed chief executive officers and started their operations.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 267 kibbutzim in Israel with approximately 170,800 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 446 moshavim with approximately 330,400 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s bank debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. As of December 31, 2017, the remaining outstanding debt of moshavim amounted to NIS 0.2 million as compared to NIS 0.4 million at the end of 2016.

In 1989 and 1999, the kibbutzim, their bank creditors and the Government signed a series of agreements targeting the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS 15.89 billion (calculated as of December 31, 2007) was voluntarily discharged and written off by the banks, out of which NIS 6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS 13.3 billion of the kibbutzim’s outstanding bank debt was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2017, the remaining outstanding debt of the kibbutzim amounted to NIS 25 million as compared to NIS 25 million at the end of 2016.

The Environment

Since the establishment of the Ministry of Environmental Protection (“MOEP”) in 1989, Israel has enacted many laws and regulations relating to the protection of the environment. The overall objective of the MOEP is to reduce and prevent pollution and environmental risks, while also reducing economic and social gaps, to improve the health of the country’s residents and to protect their lives in the present and in the future. The current areas of focus are: reduction of air pollution; strengthening enforcement; advancing waste treatment; improving service to citizens, local authorities and businesses; and promoting environmental technologies. The MOEP operates on national, regional and local levels. At the national level, the MOEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. At the regional level, through its six districts, the MOEP, among other ministries, oversees the implementation of the national environmental policy, engages in local planning processes, assists municipalities with their environmental responsibilities and supervises them when formulating requirements for the acquisition of business licenses. At the local level, the MOEP lends support to environmental units and towns associations that have been established in municipalities throughout the country.

The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental protection and ensures that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority for the Clean Development Mechanism.

In 2015, an inter-ministerial committee was established to prepare recommendations for a national plan for the mitigation of GHG emissions in Israel by 2030. The committee submitted its findings to the Government and, following Government approval, Israel submitted its Intended Nationally Determined Contribution to the Secretariat of the UN Climate Change Convention in September 2015. According to the Intended Nationally Determined Contribution, Israel intends to achieve an economy-wide unconditional target of reducing its per capita greenhouse gas emissions to 7.7 tCO2e (tons of carbon dioxide equivalent) per capita by 2030, which constitutes a reduction of 26% below the level in 2005 of 10.4 tCO2e per capita. An interim target of 8.8 tCO2e per capita is expected by 2025.

In April 2016, Israel signed the Paris Climate Agreement, and a national plan was approved for the reduction of GHG emissions to meet the national target. Within the framework of the national plan, the Government allocated NIS 800 million for the implementation of various abatement measures, including NIS 500 million in Government guarantees and a subsidy program of NIS 300 million in financial support to Israeli companies over four years to invest in energy efficiency. In allocating the grants, preference will be given to small- and medium-sized enterprises. The national plan also set sector-specific targets: an increase in renewable energy to 17% of total energy production; a 17% reduction in electricity consumption relative to a “business as usual” scenario; an improvement in public transportation that will result in a 20% reduction in private vehicle usage; and a transition from diesel to compressed natural gas for heavy vehicles. The GHG reduction program will result in a massive decrease in pollution, and thus lower morbidity and mortality rates, as well as savings in fuel and electricity bills. The program will also result in long-term energy security, efficiency, increased competition, job opportunities, further development of a clean tech market and economic growth. The ultimate savings for the Israeli market will be an estimated NIS 100 billion.

Israel submitted its First Biennial Update Report under the UNFCCC in April 2016. The report includes, among other things, information on GHG abatement measures carried out and a GHG inventory.

A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 60 companies and organizations have joined and reported on their GHG emissions for 2016. To encourage and recognize companies and organizations that join the registry and report their GHG emissions, an awards program was established with certificates of recognition signed by the Minister of Environmental Protection. Level 1 award certificates are presented to entities to recognize reporting; Level 2 awards are presented to entities that have their reports verified by a third party that received certification; and Level 3 awards are presented to entities that submit certified emissions reductions.

The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased considerably from 2010 to 2016 — from 60% to approximately one-third. A January 2018 decision of the MOEP and the Minister of Energy calls for a 30% reduction in coal use for electricity generation in 2018 compared to 2015. The decision is expected to significantly reduce air pollution from coal-fired power plants. As part of the decision, one of the four coal-fired units in the Orot Rabin power plant in Hadera will be shut down during the fall season each year. It is expected that by the end of 2018, more than 70% of electricity generation in Israel will be based on natural gas and renewable energy, a contrast to 2015 when more than 50% of electricity production was from coal.

Progress with respect to renewable energy was slow in prior years, but major developments in 2016 are expected to result in a rapid increase in renewable energy capacity. The most significant action was the initiation of market-based competitive tenders for renewable energy. The first bidding round for additional photovoltaic capacity was completed in March 2017 and resulted in significantly low prices — implying that renewable energy can now compete with conventional energy generation, regardless of externalities. Israel’s activity in the renewal energy field puts Israel on track to meet its 10% renewable generation target by 2020. The Ashelim Power Station, a new power generation facility focused on renewable energy, began test operations in July 2017 and is expected to go into commercial operation in July 2018.

In 2016, the Government also implemented a number of successful financial incentive programs for energy efficiency. For example, a budget of approximately $105 million was allocated for two grant schemes that incentivize energy efficiency investments in local authorities with low socio-economic rankings and small- and medium-sized businesses.

In 2013, the MOEP and the Small and Medium Enterprises Authority at the Ministry of Economy launched a program initiative to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental and energy efficiency areas. This program constitutes part of a wider system that provides professional consultation to existing and new businesses in areas such as establishing a business, business management, financial management, marketing and sales, operations, industrial design and exports. Increased environmental and energy awareness is expected to result in energy savings and a reduction in GHG emissions.

In 2017, Israel had its cleanest beaches since the Clean Coast Index was first launched by the MOEP in 2005. The improvements in the cleanliness level of Israel’s unauthorized beaches (that is, beaches without lifeguard services) may be attributed to, among other causes, the enactment of the Plastic Bag Law, which prohibits the free distribution of plastic bags in major supermarkets, and to the tripling of the funding allocated to local authorities for beach cleanup and public awareness activities. In 2005, only 19.7% of the beaches included in the Index were deemed clean, compared to 2017, when 54.5% of the beaches were clean at least 70% of the year. In addition to the NIS 8.6 million allocated to local authorities with unauthorized beaches in their jurisdictions, twelve authorities took part in a NIS 111,000 pilot project in which police officers accompanied coastal authority officials to strengthen enforcement activities on beaches.

Israel has enacted several environmental laws and regulations, including regulations on the prevention of water pollution, such as requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (enacted in 2004) and stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were announced to implement the Montreal Protocol (amended in 2009) by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006 and regulations came into effect in January 2010.

The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions, including requirements that major industrial polluters obtain emission permits, publication of air quality data and forecasts, granting the MOEP authority over vehicular pollution, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, and increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 require new and existing factories to receive emissions permits. Factories that do not meet air quality standards will not receive an emissions permit. Updated air quality standards that raised the threshold for air quality values for substances (pollutants) listed in the Clean Air Law came into effect in 2016. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle sales tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was 30% from 2005 through the end of 2014 and was 45% in 2015, 60% in 2016 and thereafter identical to regular cars. The sales tax on electric cars was 8% through the end of 2013, 10% in 2014, 20% in 2015 and 30% between 2016 and 2019. The sulfur content of transport fuels has been significantly reduced to 10 ppm (in accordance with Euro 5 standards). New passenger vehicles are required to comply with stringent Euro 5 standards and new heavy-duty vehicles with Euro 6 standards. All vehicles are now required to go through stricter annual air pollution checks. Continuing from 2016, a NIS 30 million hybrid taxi program is in place to encourage licensed taxi drivers to purchase hybrid cars with “green vehicle ratings.”

A two-year NIS 260 million (about $76 million) vehicular pollution reduction program was approved as part of the State budget for 2017 – 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones in some major metropolitan areas, where polluting diesel vehicles will be prohibited. As of January 2018, particulate filters have been installed in nearly 70% of Israel’s polluting garbage trucks, including all 30 garbage trucks owned by the Tel Aviv municipality.

In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations will require gas stations to install vapor recovery systems within 90 days of the regulations’ publication. Although Stage I systems were required within the framework of business licensing conditions, about two decades ago, followed by requirements for the gradual installation of Stage II vapor recovery systems in 2007, the enforcement tools under the Businesses Licensing Law were limited and did not include financial sanctions. The new regulations set a new norm that gas stations that violate the regulations will be liable for financial sanctions of NIS 400,000 (roughly USD 111,000) or more.

In September 2015, the Government approved the Action Plan to Reduce Pollution and Environmental Risks in Haifa Bay. The five-year, NIS 330 million plan aims to protect Haifa Bay residents’ health and to achieve a significant improvement in local quality of life. To meet these goals, the plan includes: increased supervision of industry and monitoring of pollutants; incentives for factories to switch to natural gas; more environmental sampling of air pollution; the creation of Israel low-emission zones, areas that will be restricted to polluting diesel vehicles; subsidies for the installation of particulate filters in heavy vehicles; and a transition to natural gas-fueled trucks and buses. The Action Plan is expected to reduce industrial air pollution in Haifa Bay by 50% by 2018. In January 2016, the first stage of the Action Plan began, with the heavy discounting of Carmel Tunnels fares for light trucks (weighing up to 12 tons). The discount incentivizes light trucks to use the tunnels, fewer trucks to use main roads, with the local population being less exposed to air pollution from transportation.

Israel has implemented measures to promote Sustainable Materials Management. Israel has been implementing extended producer responsibility in the waste sector. A law on the collection of beverage containers (deposit) for recycling was enacted in 1999 and amended in 2010. The Knesset enacted the Tire Disposal and Recycling Law in January 2007, imposing the responsibility of collecting and treating used tires on importers, manufacturers and retailers. In 2011, the Knesset enacted the Packaging Law which imposes direct responsibility on producers and importers for collecting and recycling the packaging waste of their products. The law provides for the prohibition of landfilling of packaging waste by 2020. In March 2014, the Environmental Treatment of Electronic Equipment Law came into force and imposes responsibility on manufacturers and importers of electronic products in Israel to finance the collection and treatment of their market share’s worth of the waste. The goal is to reach a rate of at least 50% recycling of electronics waste by 2021.

Following the enactment of the Reduction of Single Use Carrier Bags Law on January 1, 2017, an 80% decrease in plastic bag use was recorded in the first three quarters of 2017. The law prohibits Israel’s largest supermarkets from distributing single use carrier bags less than 20 microns thick to consumers and requires supermarkets to collect a minimum fee of not less than 10 agorot (about $0.03) for the distribution of plastic bags between 20 and 50 microns. Despite initial skepticism about the ability of the relatively low fee to spark a change in consumer behavior, the data for the third quarter of 2017 shows that 103 million carrier bags were sold by Israel’s large retailers, as opposed to 471 million bags purchased by these retailers for free distribution in the third quarter of 2016. The decrease of 370 million bags translates into a reduction of over 1,800 tons of plastic between the third quarter of 2017 and the third quarter of 2016. Under the law, large retailers are required to report quarterly to the MOEP on the number of bags sold, as well as on bag composition, thickness and weight, and to pay the levy for each single-use carrier bag sold. The data is then carefully checked by the Extended Producer Responsibility Division of the MOEP.

The funds collected from the levy are deposited in the MOEP’s Maintenance of Cleanliness Fund and are managed in a separate account. The collected funds are used for encouraging the reduction of single-use carrier bags and for reducing the negative environmental impacts associated with the carrier bags by the following means:

•	Encouraging the use of multi-use carrier bags with lesser environmental impact;
•	Education and information on the goals of the law;
•	Clean-up activities to remove plastic bag waste from beaches and coastlines; and
•	Assistance to carrier bag producers in adjusting their operations to the law’s provisions.

Future regulations will prohibit the landfilling of recyclable materials, including biodegradable organic material, electronic equipment, packaging, tires, cardboard and paper.

In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. An amendment came into effect in 2011, gradually but significantly raising the landfill levy, which was NIS 107.43 per ton of mixed waste and NIS 71.62 per ton of dry waste in 2017, as compared to NIS 50 and NIS 10, respectively, in 2011. Revenues from the levy are dedicated to establishing infrastructure aimed at reducing landfilling. As of August 2017, approximately NIS 750 million have been allocated to local authorities or private entrepreneurs for the construction or upgrading of 24 treatment facilities and sorting transfer stations for mixed municipal waste, in addition to NIS 500 million allocated to local authorities for separation at source schemes. Construction of these new facilities is expected to be completed by 2019. Sorting transfer facilities include two phases of waste treatment: (1) sorting of the waste into its different components, with recyclables going to material recovery facilities; and (2) treating the organic portion of the waste (such as food remnants), which constitute 34% of the municipal waste, at composting facilities where the waste will be transformed into fertilizer for agricultural uses, and at anaerobic digestion facilities where the biodegradable waste will be fermented to produce biogas for the generation of electricity. The electricity produced from the anaerobic facilities will be sold through the electricity grid under preferential tariffs.

In 2015, an external consulting company prepared and submitted to the MOEP a report titled “Policy for Management of Hazardous Waste in Israel.” The report included recommendations on how to improve policies and practices in the field of hazardous waste The MOEP adopted the recommendations and has started implementation according to a plan for 2018 – 2019.

Israel generates approximately 5.3 million tons of solid waste each year, or 1.7 kilos per person per day. Based on a business-as-usual scenario and an annual population growth rate of 1.8%, the amount of solid waste is expected to grow to 6.7 million tons in 2030. On January 2, 2018, the National Planning and Building Board, Israel’s top planning body, adopted the MOEP’s Waste-to-Energy policy guidelines. The policy document outlines the MOEP’s plan for an integrated waste management strategy, intended to balance materials recycling and energy recovery. At present, the only form of energy recovery in Israel is refuse-derived fuel, which is used in the Nesher cement factory and produced in the Hiriya recycling park, which began operating in 2016. The MOEP’s Maintenance of Cleanliness Fund approved the budget for the new waste management strategy, paving the way for the implementation of the 12-year plan that is expected to dramatically improve the waste market in Israel by 2030.

The new waste management system was developed after analyzing information gathered from local and international organizations and was based on the advice of German, Austrian and British experts on waste management and energy recovery. The experts served as consultants to the MOEP within the framework of a similar project on resource efficiency financed by the EU between 2015 and 2017. The new waste management strategy seeks to put Israel in line with developed countries in Europe, using effective forward-thinking waste infrastructure.

The primary goal of the 2030 plan is to minimize landfilling and promote recycling and recovery by achieving the following targets: reduce the landfilling rate to 26%; increase the recycling rate to 51%; and set the energy recovery rate at 23%. To reach these targets, all municipal waste will have to be sorted in materials recovery facilities; the waste market will have to be streamlined to provide regional solutions for waste treatment; and energy recovery facilities and recycling plants will have to be developed throughout the country.

The budgetary framework approved for implementation of the waste strategy totals NIS 3.99 billion (nearly $1.2 billion) by 2030 and includes:

•	Waste-to-Energy facilities: three facilities nationwide, each of which will treat 1,000-1,500 tons of waste per day. The MOEP will allocate NIS 2.8 billion.
•	Biodegradable waste treatment facilities: four facilities nationwide, each of which will handle approximately 600 tons of waste per day. The MOEP will allocate NIS 400 million.
•	Materials recovery facilities: six facilities nationwide, each of which will handle 1,500 tons of waste per day. The MOEP will allocate NIS 240 million.

The Sheshinski Committee II, which examined the policy concerning state taxation for the use of national natural resources, recommended establishing an inter-ministerial committee, headed by the Director General of the MOEP, aimed at creating a new market-based economic tool — an environmental levy on construction aggregates (including sand, gravel and crushed stone) to help internalize negative externalities, promote efficiencies in the quarrying sector, and encourage use of substitutes for aggregates (including recycled construction materials). The fiscal changes that the committee recommended in October 2014 have not yet come into force.

Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The Prevention of Land Contamination and Remediation of Contaminated Land Law passed initial review in the Knesset in August 2011 and is expected to provide a comprehensive response to the treatment of thousands of pollution sites that constitute a health and environmental hazard. The proposed law defines contaminated land and sets forth guidelines to prevent contaminated land by putting in place procedures for identifying, cleaning up and establishing financial mechanisms to deal with contaminated land, and for informing purchasers about contamination of land. An industrial chemicals management and registration mechanism is currently under development and is expected to be operational by 2019.

Construction of a new ammonia factory in Mishor Rotem in southern Israel, intended to supply at least all domestically consumed ammonia (approximately 120,000 tons per year), was to be completed in 2017, but no company submitted a bid for the tender to build the plant, despite offered financial benefits, prior to the November 2016 deadline. The tender, which was issued in accordance with a 2013 Government decision, was to include the removal of Haifa Chemicals Ltd.’s ammonia storage tank from Haifa Bay. In light of the failed tender, the MOEP demanded that Haifa Chemicals provide a means to remove the ammonia tank, which is viewed as a safety and environmental risk, from the region. On February 22, 2017, following a comprehensive review of Haifa Chemicals’ response, the MOEP did not renew Haifa Chemicals’ Poisons Permit beyond March 1, 2017; Haifa Chemicals failed to prove satisfactorily that the ammonia tank could be removed in a timely manner and accordance with MOEP policy regarding separation distances and risk prevention from natural disasters. To address market needs, the MOEP granted a three-month extension of Haifa Chemicals’ Poisons Permit to allow the market to find alternative transportation and storage solutions for ammonia supplied for industrial needs and emergency use. The Haifa Chemicals ammonia tank was emptied in September 2017.

Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law (for waste and wastewater) and the Clean Air Law (for air emissions) which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway in major industrial areas and will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The permit request procedure requires a facility to submit a consolidated request for a business license and an air emission permit, and the request is examined using an integrated approach based on IPPC methodology and best available techniques. The minerals and metals production and processing sectors are subject to the permit request procedure, and the procedure will soon be implemented in the food production and waste management sectors.

The Asbestos Law, which became effective in March 2011, seeks to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces vehicles and equipment to prevent the health hazards associated with exposure to this carcinogen. Subsequently, there was an extensive asbestos cleanup operation in the western Galilee region, where an asbestos cement plant had been constructed in the 1950’s and had operated until 1997. The plant and the surrounding area, as well as several remote sites in the region, were heavily contaminated with asbestos because of the cement from the plant used in the construction of roads, trails, parking lots, agricultural infrastructures and agricultural areas. In the past six years, 342 asbestos contaminated sites have been cleaned up. In April 2017, the Maintenance of Cleanliness Fund approved a NIS 25 million budget for the second phase of the cleanup project, scheduled to span five years and slated to include private and public sites owned by the local authorities along with completion of the beach cleanup and additional sites and roads that will be later determined.

The Law for the Regulation of Sanitary Extermination, which was promoted by the MOEP and came into effect on June 1, 2016, is aimed at reducing harm from pesticides to people and to the environment. The law replaces the Extermination Regulations to the Licensing of Business Law, which had set the criteria for both home and agricultural exterminations, although the 2016 law does not refer to agricultural exterminations. The 2016 law addresses many issues concerning pest control safety, such as the use of toxic gases in a professional and up-to-date manner.

The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation (“PRTR”)), 2012, was approved by the Knesset and requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 577 facilities with the most significant environmental impact. Data on emissions released to air, water, sea and soil and on the transfer of waste and wastewater for treatment and disposal was published by the MOEP in September 2017. The PRTR data is also presented geographically using interactive maps. In addition to the reports submitted by large plants operating in Israel, the MOEP also updated its inventory of emissions to air from sources that are not reported in the PRTR. Other major emissions sources in the inventory include transportation, burning of plant waste (for which an action plan for emissions reduction has been launched) and household uses. The PRTR serves as a central tool for identifying pollutant emission and waste transfer trends in Israel, as well as making comparisons with OECD countries. It continues to provide the MOEP with reliable data for decision and policy making while making vital environmental information accessible to the public.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012 – 2020. The national plan, which was presented to the Government in September 2012 and is being implemented, assesses the economic potential of a transition to a green economy and recommends measures for implementation. The plan is expected to add billions of NIS to the Israeli economy in addition to saving billions more of NIS that are currently invested in combating environmental and health hazards. The recommended measures relate to the following subjects:

•	Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.
•	Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.
•	Promoting employment in sectors that promote environmental sustainability.
•	Transitioning to sustainable industry: promoting clean production, implementing efficiency surveys in production, energy and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.

•	Transitioning to a more environmentally-friendly business sector.
•	Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and anti-“greenwash” measures.

In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. Economic ministries, especially the Ministry of Finance and the Ministry of Economy, have taken the lead in recent years in promoting initiatives such as tax incentives imposed on private vehicles based on their level of pollutants emissions, environmental fair disclosure standards and environmental risk management. Examples of such initiatives include: the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the ISA); the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks; the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies; and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodic report on sustainability be prepared by all Government Companies.

In July 2011, the MOEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management. In July 2014, the Government reaffirmed the importance of green building by resolving to integrate green building in Israel’s construction sector. In addition, green building is a key element in achieving the national plan for GHG emissions reduction and energy efficiency’s goals. In 2014 alone, over 3,000 residential green building units were built, representing 7% of all units completed in the year. Another 600 are in different stages of construction, including all schools in the new city of Harish.

Incentives to encourage industrial building using the green building standard have been promoted, at an overall cost of NIS 5 million. In 2017, a pilot project for energy retrofit and solar energy production in public housing in peripheral areas was launched by the MOEP and Ministry of Building and Housing, with a budget of NIS 40 million. In addition, the MOEP’s Environmental Planning and Green Building department published an action plan on GHG reduction in Israel’s housing sector by 2030.

A project that aims to rehabilitate neglected buildings and adjacent private and public open spaces was launched by the MOEP and Keren Kayemeth LeIsrael-Jewish National Fund in 2017. Following a call for proposals in June 2016, 16 local authorities in social and geographic peripheral areas were selected to receive a total of NIS 111 million for environmental improvement in neighborhoods that include at least ten adjacent buildings. Within the framework of the project, the private courtyards of 530 buildings will be restored along with the adjoining public open space, and economical lighting, shading and automatic irrigation systems will be installed. Most importantly, photovoltaic panels will be installed on the roofs of public buildings in selected areas, with the revenue from the production and sale of the solar energy to be invested in maintenance and social and community initiatives for at least ten years. The project integrates two components: education and community involvement and environmental improvement. The project aims to improve the daily lives of approximately 16,000 residents by creating, with their active participation, a continuum of cultivated public and private spaces, while at the same time assuring long-term maintenance by means of a unique funding mechanism.

In June 2015, the Government approved a new National Outline Plan, prepared by the MOEP and the Interior Ministry’s Planning Administration, to address the collapse of Israel’s coastal cliffs. The eight-year, NIS 360 million plan will allow local authorities to issue expedited building permits for the construction of protective structures, which will reinforce areas in danger of imminent collapse. The Mediterranean Coastal Cliffs Preservation Government Company Ltd., fully owned by the Government, has been recognized as the operational arm of MOEP and is responsible for operations, planning, maintenance, management services, Government advising and coordination between terrestrial and maritime protection of the cliffs.

Israel’s 2010 acceptance as a member of the OECD continues to have major effects on the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC and comprehensive waste management.

In October 2015, a new uniform nationwide list of specifications for business licenses for 11 different sectors was published. Previously, conditions for receiving business licenses varied, depending on business location and other factors. Because the conditions were set by various ministries that were not working together, including the MOEP, ministries often contradicted one another regarding conditions for receiving a business license. As a result of the increased uniformity, the process for obtaining a business license in Israel is now simpler and more efficient.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments3

Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.

In the latter half of the 1990s, the current account deficit steadily decreased, mainly due to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. Israel’s current account transitioned into a surplus of $0.82 billion in 2003 and has been mostly positive since. Between 2003 and 2006, the current account surplus grew gradually, reaching 4.5% of GDP in 2006 ($6.9 billion). In 2007, the current account surplus was 3.1% of GDP ($5.5 billion). In 2008, the surplus declined to 1.2% of GDP ($2.6 billion), mainly due to a sharp deterioration in the primary income balance. In 2009, the current account grew to a surplus of 3.7% of GDP ($7.7 billion) as a result of a greater decrease in imports than in exports. In 2010, trade remained strong, contributing to a high surplus in the current account of 3.7% of GDP ($8.7 billion). In 2011, due to a significant increase in imports, the current account surplus declined to 2.4% of GDP ($6.3 billion). In 2012, Israel had a current account surplus of 0.6% of GDP ($1.4 billion). In 2013, the current account surplus was 2.9% of GDP ($8.4 billion). In 2014, due to improvement in the primary income balance and secondary income (current transfers), the current account surplus increased to 4.4% of GDP ($13.7 billion). In 2015, as a result of a greater decrease of imports than exports, the current account surplus continued to grow, reaching a level of 5.4% of GDP ($16.1 billion). In 2016, due to greater growth in imports than in exports, the current account surplus decreased to 3.9% of GDP ($12.3 billion). In 2017, the current account surplus further decreased to 3.1% of GDP ($10.9 billion).

In 2017, exports increased by 8.9% (from $95.6 billion in 2016 to $104.1 billion in 2017), following a smaller increase of 1.7% in 2016 (from $94.0 billion in 2015 to $95.6 billion in 2016), while imports increased by 8.7% in 2017 (from $89.7 billion in 2016 to $97.5 billion in 2017), following an increase of 6.3% in 2016 (from $84.4 billion in 2015 to $89.7 billion in 2016).

Current transfers, which include assistance furnished by the United States, German reparations and personal and institutional remittances, decreased in 2017 by -5.3% to $11.6 billion (from $12.2 billion in 2016), following an increase of 2.8% in 2016 (from $11.9 billion in 2015).

Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been positive (that is, a surplus of assets over liabilities) since 2006. At the end of 2017, the net international investment position stood at $141.2 billion (40.2% of GDP), following $105.5 billion (33.2% of GDP) at the end of 2016, and $68.3 billion (22.8% of GDP) at the end of 2015.

Foreign currency reserves held at the Bank of Israel, in nominal USD terms, have increased significantly over the past decade, growing from $28.6 billion at the end of 2007 to $113.0 billion at the end of 2017, and growing to $114.7 billion as of May 2018. In terms of percent of GDP, reserves grew rapidly from approximately 16% of GDP in 2007 (year average) to approximately 28% in 2010 and to 29% in 2012. In 2013 and 2014, reserves as percent of GDP decreased slightly, down to 27% in 2013 and 28% in 2014. Since the beginning of 2015, reserves as percent of GDP have increased, reaching 32.2% at the end of 2017 and 31.8% as of May 2018.

Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and began a policy of intervening in the foreign exchange market on a discretional basis in

[3]	As presented in this section, balance of payments data are calculated at current U.S. dollar amounts, while foreign trade data are calculated at constant NIS prices. Due to these differences in calculation methodology, there may be inconsistency among the data presented under the subsections “Balance of Payments” and “Foreign Trade.”

events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly; as of June 2018, this remains the Bank’s policy. In addition, in May 2013, the Bank of Israel announced that it would be purchasing foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel. The Bank intends to reassess its policy concerning these purchases (that is, purchases related to counteracting the effects of natural gas production) after Israel’s sovereign wealth fund becomes operational, which is currently anticipated in 2020. In recent years, the Bank of Israel purchased in total $6.6 billion of foreign currency in 2017, $6.0 billion in 2016, $8.8 billion in 2015, $7 billion in 2014 and $5.3 billion in 2013, of which $1.5 billion in 2017, $1.8 billion in 2016, $3.1 billion in 2015, $3.5 billion in 2014 and $2.1 billion in 2013 relate to the natural gas program. In November 2017, the Bank of Israel announced that it would be purchasing $1.5 billion in 2018 with respect to the natural gas program.

Table No. 16

Balance of Payments(1)
(In Millions of Dollars)

	2013	2014	2015	2016	2017
Current Account Receipts
Exports of goods and services	98,656	100,468	94,047	95,634	104,139
Income from abroad	8,102	9,995	11,622	11,447	11,948
Current transfers	11,557	12,419	11,876	12,213	11,568
Total current account receipts	118,315	122,882	117,545	119,293	127,656
Payments
Imports of goods and services	93,282	94,752	84,437	89,721	97,483
Income to foreigners	14,045	11,838	14,188	14,331	15,558
Current transfers	2,550	2,596	2,839	2,974	3,724
Total current account payments	109,877	109,186	101,463	107,027	116,765
Balances
Trade in goods and services	5,374	5,716	9,610	5,912	6,657
Net income	-5,944	-1,844	-2,566	-2,885	-3,610
Net current transfers	9,007	9,823	9,037	9,239	7,844
Current account balance	8,438	13,696	16,082	12,267	10,891
Capital Account
Capital account balance	1,863	2,733	2,120	2,174	1,845
Financial Account
Investments abroad by Israelis
Direct investment	3,858	4,526	10,969	14,579	6,153
Portfolio investment	9,325	10,312	9,847	1,615	4,333
Other investments	4,055	4,754	-4,147	3,260	9,693
Financial derivatives (net)	-458	-391	-319	-553	-1,354
Reserves assets (net)	4,357	7,395	7,330	8,529	8,080
Total investments abroad	21,137	26,595	23,680	27,428	26,904
Investments by foreigners in Israel
Direct investment	11,842	6,049	11,336	11,988	18,169
Portfolio investment	1,702	9,455	2,754	2,972	1,945
Other investments	-812	-6,729	-5,535	2,839	-3,060
Total investments in Israel	12,732	8,775	8,555	17,799	17,054
Net Financial Transactions
Direct investment	-7,984	-1,524	-368	2,590	-12,016
Portfolio investment	7,623	856	7,093	-1,357	2,388
Other investments	4,867	11,483	1,388	421	12,753
Financial derivatives (net)	-458	-391	-319	-553	-1,354
Reserves assets (net)	4,357	7,395	7,330	8,529	8,080
Financial Transactions Balance	8,405	17,819	15,124	9,630	9,850
Statistical errors and omissions	-1,897	1,391	-3,077	-4,811	-2,885

(1)	Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:  Central Bureau of Statistics

Foreign Trade4

Exports of goods5 and services are a crucial element of Israel’s economy overall performance and competiveness. In 2017, Israeli exports of goods and services reached a record high of $102.3 billion and the total import of goods and services reached $96.7 billion, a trade surplus of $5.7 billion following a trade surplus of $6.6 billion and $9.0 billion in 2016 and 2015, respectively. The annual growth rate of exports of goods and services in 2017 stood at 6.4% after a growth rate of 2.9% in 2016 and a decline in 2015 of 5.9%. Services continue to represent a growing share of Israel’s exports and in 2017 constituted 43.3% ($44.3 billion) of total exports, while goods constituted 56.7% ($58 billion) of total exports. Exports of goods grew by 3.3% and exports of services grew by 10.8% in 2017. Imports of goods and services grew by 7.9% in 2017, following growth of 6% in 2016. Imports of goods grew by 6.3% in 2017, and imports of services grew by 11.9% in 2017.

In 2017, the United States remained Israel’s top export destination for goods, amounting to $11.2 billion. The United Kingdom is Israel’s second top export destination, amounting to $4.8 billion, and China is the third top destination, amounting to $3.1 billion. As to trading blocs, the European Union remains Israel’s biggest export market. Israeli exports of goods to the European Union grew by 19.8% in 2017. The European Union is also the primary source for imports into Israel, amounting to $26.4 billion in 2017.

The composition of Israel’s trade in goods reflects the nature of its economy. In 2017, exports of goods consisted primarily (85%) of manufactured goods sector (industrial exports), which includes the dominant high-tech sector, grew by 3.3% in 2017. Raw materials and capital investment, including fuels and diamonds, comprised 80% of imported goods.

Trade in services continues to grow and constitutes a large part of Israel’s foreign trade. In 2017, the majority (76% or $33.6 billion) of Israeli exports of services was from the “Other business services” sector, which includes research and development, information services, telecommunication services, computer-related services and services between related enterprises. This sector grew by 9.6% in 2017, after an increase of 13.8% and 5.0% in 2016 and 2015, respectively. The second largest sector of Israel’s exports of services was travel services, which increased substantially by 15.2% in 2017 compared to 2016 and reached $6.5 billion. In 2017, the United States remained Israel’s top services exports destination (35% of total exports of business services), followed by the European Union (24% of total export of business services). On the import side, “Other business services” comprised 46% of imported services and grew by 18% in 2017. Travel services comprised 26% and transportation services comprised 25% of imported services. The United States is the main provider of imported “Other business services” to Israel (28% of total imports of “Other business services”), followed by the European Union (26% of total imports of “Other business services”).

Trade Liberalization

Israel has signed free trade agreements with the EU, United States, EFTA, Turkey, Canada, Mexico and MERCOSUR. In 2013, Israel signed a free trade agreement with Colombia, which is awaiting ratification. In 2015, free trade negotiations with Panama were completed, and an agreement was signed in May 2018. In addition, negotiations on a free trade agreement with Ukraine were completed in April 2018, as was an update of the agreement with Canada. All three agreements are now awaiting ratification and therefore are not in force yet. Israel is currently negotiating free trade agreements with China, the Eurasian Customs Union, India, South Korea and Vietnam.

[4]	Figures in this section are adjusted to BOP.
[5]	Exports of goods in this section exclude diamonds. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

Table No. 17

Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)

	2013	2014	2015	2016	2017
Agriculture(1)
Seasonal crops	728	654	523	501	467
Fruits	535	500	411	417	481
Other	233	238	234	232	240
Total	1,495	1,392	1,168	1,151	1,188
Industrial (excl. polished diamonds)
Mining and quarrying	212	284	265	242	213
Food, beverages and tobacco	1,080	1,100	987	959	1,041
Textiles, clothing and leather	762	839	832	791	842
Wood, furniture, cork, paper and printing	413	421	416	480	464
Chemicals and refined petroleum	12,306	11,757	8,471	7,690	8,604
Pharmaceutical products	6,318	6,485	6,809	6,906	7,538
Rubber and plastics	1,969	2,086	1,937	2,058	2,205
Basic metal products	746	703	552	546	626
Metal manufacturing assembly, machinery and equipment	5,108	5,865	5,489	5,948	5,852
Electronic components and computers, medical and optical equipment	12,639	12,550	13,799	12,878	12,016
Electrical equipment	1,263	1,281	1,239	1,095	1,146
Transport equipment	2,449	2,490	3,293	2,912	3,458
Jewelry	525	637	612	692	622
Other non-metallic mineral products	355	408	434	434	454
Miscellaneous	126	119	150	128	114
Total	46,272	47,025	45,284	43,758	45,195
Diamonds(1)	19,018	20,548	17,610	15,660	14,734
Diamonds (net)(2)
Polished	6,294	6,288	4,997	4,703	4,493
Rough	2,910	3,065	2,201	2,704	2,233
Total	9,204	9,352	7,198	7,408	6,726
Total(2)	56,971	57,770	53,650	52,316	53,108
Other goods(2)	4	3	1	4	11
Returned goods	-104	-105	-116	-132	-119
Total (net)(2)(3)	56,871	57,667	53,534	52,188	53,000

(1)	Gross exports.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.
(3)	Excludes trade with the West Bank and Gaza.

Source:  Central Bureau of Statistics.

Table No. 18

Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)

	2013	2014	2015	2016	2017
Consumer Goods
Transportation equipment	1,543	1,983	1,500	2,412	1,885
Furniture and electrical equipment	2,995	3,061	3,106	3,158	3,235
Other	333	341	329	350	373
Durable goods (total)	4,871	5,385	4,936	5,920	5,492
Food, beverages and medicines	2,804	2,965	2,886	3,115	3,408
Clothing and footwear	1,899	2,079	1,989	2,088	2,220
Household utensils	705	768	737	782	858
Other	1,228	1,349	1,322	1,429	1,687
Non-durable goods (total)	6,636	7,161	6,933	7,415	8,172
Total	11,507	12,546	11,869	13,335	13,664
Production Inputs (excl. diamonds)
Agriculture	1,002	1,102	874	790	922
Raw food products	2,367	2,291	2,280	2,398	2,478
Fabrics	651	666	615	587	606
Wood and related products	593	605	549	553	599
Chemical products	4,642	4,761	4,581	4,300	4,857
Rubber and plastics	2,410	2,518	2,210	2,299	2,544
Paper-making material	776	781	686	709	737
Iron and steel	2,127	2,121	1,965	1,933	2,198
Precious metals	157	157	152	161	178
Non-ferrous metals	850	817	734	684	783
Machines and electronics	9,842	10,058	10,291	10,730	10,197
Other industries	1,940	2,088	2,071	2,061	2,390
Fuels	14,560	12,770	7,407	5,843	7,602
Total	41,917	40,734	34,414	33,048	36,090
Diamonds (net)	8,270	8,584	6,284	6,532	5,755
Investment Goods
Machinery and equipment	5,726	5,891	5,658	7,491	8,413
Transport vehicles(2)	3,154	3,426	2,969	4,188	3,674
Ships and aircraft	614	377	214	539	499
Total	9,493	9,693	8,841	12,218	12,586
Other goods	69	67	55	60	63
Returned goods	-154	-144	-126	-129	-152
Total (net)(3)(4)	71,102	71,480	61,337	65,065	68,006

(1)	Note: Due to changes in classification, there are updates to figures reported in previous years.
(2)	Excluding ships and aircraft.
(3)	Net imports equal total gross imports less goods returned to the suppliers.
(4)	Excludes trade with the West Bank and Gaza.

Source:  Central Bureau of Statistics.

Table No. 19

Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)

	2013		2014		2015		2016		2017
Americas	20,830	31.2%	21,705	31.5%	20,620	32.2%	19,988	33.0%	19,639	32.1%
USA	17,501	26.2%	18,568	26.9%	18,116	28.3%	17,589	29.0%	17,046	27.9%
Other America	3,329	5.0%	3,137	4.5%	2,504	3.9%	2,399	4.0%	2,593	4.2%
Europe	24,028	36.0%	24,445	35.4%	20,273	31.6%	19,481	32.1%	22,277	36.4%
EU	18,286	27.4%	18,788	27.2%	16,057	25.1%	15,759	26.0%	18,307	29.9%
EFTA	1,451	2.2%	1,504	2.2%	1,573	2.5%	1,524	2.5%	1,513	2.5%
Other Europe	4,292	6.4%	4,154	6.0%	2,643	4.1%	2,198	3.6%	2,458	4.0%
Asia	16,726	25.0%	17,404	25.2%	17,705	27.6%	15,612	25.8%	13,583	22.2%
Africa	1,495	2.2%	1,369	2.0%	1,062	1.7%	885	1.5%	915	1.5%
Oceania	650	1.0%	675	1.0%	596	0.9%	568	0.9%	642	1.0%
Other	3,060	4.6%	3,371	4.9%	3,806	5.9%	4,039	6.7%	4,096	6.7%
Total	66,788	100.0%	68,968	100.0%	64,063	100.0%	60,573	100.0%	61,152	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:  Central Bureau of Statistics.

Table No. 20

Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)

	2013		2014		2015		2016		2017
Americas	9,618	13.4%	9,858	13.6%	9,209	14.8%	9,417	14.3%	9,437	13.6%
USA	8,153	11.3%	8,560	11.8%	8,081	13.0%	8,076	12.3%	8,085	11.7%
Other America	1,464	2.0%	1,298	1.8%	1,129	1.8%	1,341	2.0%	1,352	2.0%
Europe	32,508	45.2%	33,340	46.1%	30,471	49.1%	35,515	54.0%	38,498	55.7%
EU	24,414	33.9%	24,132	33.4%	22,573	36.4%	27,363	41.6%	28,472	41.2%
EFTA	4,532	6.3%	5,398	7.5%	4,575	7.4%	4,468	6.8%	5,748	8.3%
Other Europe	3,561	4.9%	3,811	5.3%	3,323	5.4%	3,685	5.6%	4,278	6.2%
Asia	15,160	21.1%	16,440	22.7%	15,299	24.6%	17,322	26.3%	17,814	25.8%
Africa	292	0.4%	329	0.5%	269	0.4%	239	0.4%	255	0.4%
Oceania	123	0.2%	136	0.2%	177	0.3%	198	0.3%	163	0.2%
Other	14,301	19.9%	12,238	16.9%	6,647	10.7%	3,114	4.7%	2,979	4.3%
Total	72,000	100.0%	72,341	100.0%	62,071	100.0%	65,805	100.0%	69,145	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:  Central Bureau of Statistics.

Table No. 21

Merchandise Trade Indices
(Base Year: 2010 = 100)

	2013	2014	2015	2016	2017
Indices of Physical Volume
Exports	101.6	105.7	103.3	100.5	98.0
Imports	110.2	112.5	113.0	124.4	123.0
Indices of Prices
Exports(1)(2)	109.7	102.7	96.9	94.4	96.0
Imports(1)(2)	109.2	107.3	90.9	87.2	92.0
Terms of Trade	100.5	95.7	106.6	108.3	104.3

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	Excluding ships and aircraft.

Sources:  Ministry of Finance (based on data from Central Bureau of Statistics).

Anti-Money Laundering Law

In August 2000, the Knesset enacted the Prohibition on Money Laundering Law (the “PMLL”), which established the Israel Money Laundering Prohibition Authority (“IMPA”). The PMLL, which came into effect in January 2002, along with subsequent amendments, makes money laundering a criminal offense in Israel, punishable by imprisonment and large fines. The PMLL requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank) to identify their clients before performing a financial transaction, to report certain financial transactions to the IMPA, and to maintain records of such transactions. The PMLL also subjects designated non-financial business and professions such as dealers in precious stones and business service providers (lawyers and accountants) to certain anti-money laundering/counter financing of terrorism (“AML/CFT”) obligations. The IMPA is charged with, among other things, collecting, processing and disseminating reports of money laundering to the proper authorities.

Effective May 2002, the PMLL requires two types of reports: (1) reports on transactions above a certain amount and of a certain type (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2017, the IMPA received approximately 1,819,227 currency transaction reports and approximately 88,443 unusual activity reports. The 2017 reports have resulted in a large number of files being disseminated to the Israeli police and to the Israeli Security Agency, as well as many referrals to foreign financial intelligence units. Over the years, Israeli police have initiated numerous money laundering and terror financing investigations that have led to several indictments.

In 2006, the Committee of Ministers of the Council of Europe accepted Israel as an “active observer” participating in the AML/CFT evaluation process by the Council’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (“Moneyval”). In 2013, Israel received voting rights in Moneyval, a regional body that conducts mutual evaluations of its members in accordance with the AML/CFT methodology of the Financial Action Task Force (“FATF”).

In 2007, Moneyval conducted a third round evaluation of Israel’s AML/CFT regime based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. In accordance with Moneyval’s procedural rules, Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC). The resulting evaluation report found Israel’s AML/CFT system to be sustainable overall, though some gaps were identified including with respect to the effectiveness of the confiscation regime. The report noted that IMPA performs in an organized and professional manner resulting in a quality output and that Israeli law enforcement units are organized and have the appropriate resources and abilities to conduct effective investigations. The report further noted that the legal and organizational framework of the Israeli border control is comprehensive, with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement efforts. In 2009, Moneyval adopted Israel’s first year progress report, demonstrating international recognition of Israel’s AML/CFT enforcement efforts and its compliance with international standards.

In December 2011, Moneyval adopted Israel’s second progress report, noting considerable progress in remedying certain previously identified deficiencies. In November 2011, Israel hosted Moneyval’s annual typologies meeting which focused on trade-based money laundering in cash intensive economies, postponement of financial transactions, and monitoring of bank accounts.

During 2013, Moneyval conducted its fourth round evaluation of Israel. The Mutual Evaluation Report was adopted by Moneyval’s plenary on December 12, 2013. As noted in the report, Israel had taken significant steps to remedy the deficiencies identified in the 2008 evaluation. The report specified that Israel had undergone a cultural change in recent years with regard to combating money laundering and that appropriate measures to prevent and combat AML/CFT were taken as a high priority by all law enforcement agencies. Nevertheless, the report noted a number of legislative amendments related to designated non-financial businesses and professions and currency service providers that required approval by the Knesset to bring them into force and effect. Therefore, Moneyval’s plenary required that Israel report to the plenary in December 2014 on the progress with regard to the legislative amendments. In December 2014, Israel submitted an expedited follow-up report that detailed the enactment of the following legislative amendments:

•	Prohibition of Money Laundering Law (Amendment No. 13), 2014 (enacted on July 30, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Money Services Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on May 12, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Dealers in Precious Stones to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on July 15, 2014); and
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Business Service Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on December 2, 2014).

Following the legislative amendments, Israel’s expedited follow-up report was adopted by Moneyval’s plenary on December 9, 2014.

In December 2015, Israel submitted an additional expedited follow-up report, which mentioned the legislative measures used to modify the deficiencies identified in the 2013 evaluation, including the implementation of the AML/CFT regime on lawyers, accountants and dealers in precious stones. The report also mentioned legislative amendments and supervisory guidance applicable to financial institutions.

The report specified progress made through several draft legislative bills intended to enhance Israel’s AML/CFT regime in the following areas:

•	Supervision of non-institutional financial services;
•	Reduction in the use of cash;
•	Combat against terrorism; and
•	Tax offences as a predicate offence in the PMLL.

Together with the praise for Israel’s effort and progress implementing necessary measures, Moneyval’s plenary criticized that the AML/CFT regime in Israel had yet to be applied to trust and company service providers, dealers in precious metals and real estate agents.

Moneyval’s plenary further noted that some deficiencies concerning client due diligence measures in the financial sector had yet to be modified. The plenary’s criticism focused mainly on the AML/CFT measures regarding insurers and provident funds. In addition, Israel was required to complete the enactment of the legislative amendments concerning the banking sector, currency service providers, the postal bank, stock exchange members and portfolio managers.

In December 2016, Israel submitted a short interim follow up report at the 52nd Moneyval plenary meeting regarding its progress in modifying deficiencies and implementing the FATF standards, including the following updates:

•	The PMLL was amended to include serious tax offences as predicate offences;
•	A new law for Combating Terrorism came into force;
•	The definition of “Beneficial Owner” was amended in the PMLL;
•	The Corporations Law was amended to abolish the possibility of issuing bearer shares;
•	The Knesset approved in first reading a draft bill to amend the PMLL, including: the reduction of monetary thresholds and abolishment of the distinctions between the types of property used in money laundering under Section 4 of the PMLL; empowerment of IMPA to exchange information with other government agencies and with financial regulators; reduction of the threshold amount that triggers a cross border reporting obligation to NIS 50,000; adopting a confiscation regime, modeled on the UK’s Proceeds of Crime Act 2002, including “criminal lifestyle” and civil recovery provisions; and providing authorities with improved criminal and administrative measures to prevent the activities and financing of terrorist organizations;
•	The AML/CFT Order for Trading Platforms came into force;
•	A bill for the Supervision of Financial Services Businesses was enacted;
•	Reporting obligations to IMPA of dealers in precious stones came into force; and
•	Progress with respect to all categories of designated non-financial businesses and professions in accordance with the requirements outlined in the FATF standards.

The report was accepted by the plenary, which decided that Israel should seek to be removed from the fourth round follow up procedure by December 2017.

In addition to the above-mentioned legislative amendments, several subsequent amendments were made to comply with the FATF standards, including the following:

•	The Prohibition of Money Laundering (Obligations of Identification, Reporting and Keeping Records of Insurers, Insurance Agents and Managing Companies to Prevent Money Laundering and Financing Terrorism), 5776 – 2016 Order was approved on March 20, 2017.
•	An amendment to the PMLL, enacted on December 7, 2017, included several changes required to bring the law into compliance with international standards, including a reduction of the threshold at border crossing from NIS 100,000 to NIS 50,000 (approximately EUR 10,000) and cancellation of an exemption provided to immigrants. In addition, the amendment authorized IMPA to disseminate information to additional law enforcement agencies, namely, the Israel Securities Authority and the police officers’ investigation unit, and to the supervisors of financial institutions and non-financial business and professions.
•	The Prohibition of Money Laundering (Obligations of Credit Service Providers regarding Identification, Reporting and Record-Keeping for the Prevention of Money Laundering and the Financing of Terrorism) Order, 5777 – 2018 was approved in January 2018.
•	An amendment to the Counter-Terrorism Law, enacted on February 14. 2018, improved the sanctions regime in accordance with the United Nations Security Council resolutions.
•	A bill for the Prevention of Distribution and Financing of Mass Destruction Weapons or Means of Carrying Thereof was enacted on March 11, 2018. This bill includes an immediate implementation (“without delay”) of targeted financial sanctions, in accordance with United Nations Security Council resolutions, relating to the prevention, suppression and disruption of proliferation of weapons of mass destruction and its financing.

In February 2016, Israel was accepted as an observer state at the FATF and, since 2017, Israel has participated in a comprehensive “mutual evaluation” of its AML/CFT regime as a material condition for its accession as a full member of the FATF. During March 2018, as part of the FATF mutual evaluation, the assessment team conducted an “on-site” visit to Israel to assess the level of effectiveness of Israel’s AML/CFT regime. The mutual evaluation report will be discussed in the FATF plenary meeting in October 2018.

Compliance with AML/CFT requirements does not lie with any single authority in Israel. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body bringing together individuals with different professional backgrounds, such as intellectual property experts, officials from the Tax Authority and the IMPA. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.

Foreign Exchange Controls and International Reserves

In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $164.6 billion at the end of 2017. Foreign currency reserves grew from $28.6 billion at the end of 2007 to $113.0 billion at the end of 2017.

All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.

The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.

Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel-denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.

Table No. 22

External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)

	2013	2014	2015	2016	2017
External Debt
Public sector	29,638	30,123	27,828	27,692	31,921
Private sector	46,332	44,110	42,295	44,945	42,864
Banking system	24,018	19,943	15,794	14,489	13,856
Total	99,988	94,176	85,917	87,127	88,641
External Assets
Public sector	83,434	88,844	93,251	101,415	115,691
Private sector	75,790	78,767	87,234	89,715	101,307
Banking system	24,868	29,656	27,592	30,147	36,285
Total	184,093	197,267	208,077	221,276	253,283
Net External Debt	-84,105	-103,091	-122,160	-134,149	-164,642

Source:  Bank of Israel.

Table No. 23

Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)

2013	2014	2015	2016	2017
78,693	85,973	87,389	95,777	107,567

(1)	Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:  Bank of Israel.

Foreign Exchange Rates

The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market. However, in April 2013, the Bank of Israel intervened in the foreign exchange market. In addition, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of Israel’s natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel will purchase foreign currency in line with the Bank of Israel’s assessment of the effect of natural gas production on the balance of payments. During 2013, 2014, 2015, 2016 and 2017, the Bank of Israel purchased a total of $2.1 billion, $3.5 billion, $3.1 billion, $1.8 billion and $1.5 billion, respectively, as part of this plan, and on November 23, 2017 the Bank of Israel announced plans to purchase $1.5 billion in 2018. Since March 2008, the Bank of Israel has purchased a total of $82 billion in the foreign exchange market.

Foreign Investment

The volume of foreign direct investment in Israel totaled approximately $18.2 billion in 2017, compared to $12.0 billion during 2016. From 2013 to 2017, the total volume of net foreign direct investment in Israel was approximately $19.3 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $6.2 billion in 2017, compared to approximately $14.6 billion in 2016.

Table No. 24

Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)

	2013	2014	2015	2016	2017
Nonresident Investment	12,732	8,775	8,555	17,799	17,054
By investment type
Direct Investment	11,842	6,049	11,336	11,988	18,169
Portfolio Investment	1,702	9,455	2,754	2,972	1,945
Other Investment	-812	-6,729	-5,535	2,839	-3,060
Resident Investment abroad	21,137	26,595	23,680	27,428	26,904
By investment type
Direct Investment	3,858	4,526	10,969	14,579	6,153
Portfolio Investment	9,325	10,312	9,847	1,615	4,333
Other Investment	4,055	4,754	-4,147	3,260	9,693
Reserve Assets	4,357	7,396	7,330	8,529	8,080
Financial Derivatives	-458	-391	-319	-553	-1,354
Net financial account	-8,405	-17,819	-15,124	-9,630	-9,850

Source:  Central Bureau of Statistics and Bank of Israel calculations.

Table No. 25

Average Exchange Rates
(NIS per Currency Unit)

	2013	2014	2015	2016	2017
U.S. dollar	3.611	3.578	3.887	3.841	3.600
British pound sterling	5.650	5.888	5.941	5.206	4.635
Euro	4.797	4.748	4.314	4.250	4.061
Japanese yen	3.708	3.383	3.213	3.538	3.210

Source:  Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Dr. Karnit Flug, appointed in November 2013, after having served as Deputy Governor and as Director of the Research Department in the Bank.

According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.

The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.

As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government.

The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the Deputy

Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.

Monetary Policy

Monetary Framework.  From the establishment of the State of Israel in 1948 until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.9%, toward the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.

Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust, although expectations of a recession were spawned by concerns over the worsening financial situation abroad, mainly in the United States. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to the repatriation of foreign investments by Israelis, in March 2008, the Bank of Israel began to implement a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to 0.5% in April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was close to zero, but this was not known in real time. Only toward the end of 2009 did concern of continued severe recession abate. The years that followed may be described by a combination of various key trends as follows:

•	Steady and significant improvement in key labor market indicators, including higher labor force participation rates, higher job vacancy rates, and lower unemployment. In 2017, real wages (in CPI terms) increased by 2.8%, similar to the increase in nominal wages (3%), due to close to zero inflation. The increase in wages contributed to a 1.1% increase in unit labor cost in 2017, which put moderate upward pressure on inflation.
•	A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Between December 2007 and December 2017, home prices increased by approximately 120% and by 90% in real terms (adjusted for the CPI). In 2017, the growth rate of housing prices significantly decreased to 1.2%, in part due to the following factors: some of the indicators in the housing market pointed to increased supply, implementation of the Buyer’s Price program for first-time home buyers, and higher mortgage interest rates that increased significantly during 2015 and 2016.
•	A neutral fiscal stance with slight declines in the Government debt-to-GDP ratio.

•	A current account surplus in all years, and even a small positive trade balance in 2012, when the curtailment of the supply of natural gas from Egypt following the 2011 unrest in certain Middle East and North African countries generated a sharp but temporary rise in energy costs.
•	A trend of local currency appreciation (in terms of the nominal effective exchange rate), with temporary episodes of depreciation in 2012 and 2014. In 2017, the nominal effective exchange rate appreciated by 3.9% following an appreciation of 4.6% in 2016.
•	Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government in recent years to achieve this goal, there has been a change in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international Internet sites. This has served to increase competition in the domestic tradable goods market, to lower prices, and to reduce markups.

A number of important additional features may be grouped into four sub-periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through 2013, a period of slower GDP growth — approximately 3% — and inflation within the target range; 2014 to 2015, a period of slower GDP growth of approximately 2.5%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation; and 2016 to 2017, a period in which GDP growth noticeably increased to 3.7%, even though the inflation rate was around 0%.

For the mid-2009 to mid-2011 sub-period, real GDP growth averaged 5% and inflation increased to over 4% in 2011, due primarily to increases in global energy and food prices. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011 in reaction to increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short-term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.

Starting in mid-2011, real GDP growth dropped sharply to just above 3%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment in Israel continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid-May of 2013.

Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 5%, raising some concern about the profitability of exports and employment in the export sector. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign exchange purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.

In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department implemented macroprudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against variable-interest loans; in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and in 2012, limiting the loan-to-value ratio of mortgages.

The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, coupled with slower growth, corresponding drops in short-term interest rates, and decreases in longer-term interest rates. Actual CPI inflation was negative at -0.2% in 2014, -1% in 2015 and -0.2% in 2016. In 2017, the inflation rate was 0.4%, positive for the first time since 2014, but still below the target range. The low inflation in 2017 was primarily the result of factors that are mainly reflective of the supply side, the decline in prices in the tradable goods sector due to increased competition, the appreciation of the shekel in terms of the nominal effective exchange rate, and low global inflation. The inflation rate was also affected by lower inflation expectations and by Government-initiated price reductions. On the other hand, the increase in oil and commodity prices abroad (in dollar terms), the increase in unit labor costs and the increase in household disposable income were factors that led to price increases in 2017. From 2014 to 2017, the inflation rate in Israel has been lower than in most OECD member countries. The gap that developed between Israel and OECD member countries from 2014 to 2017 was mainly the result of Government-initiated price reductions, the appreciation of the shekel in terms of the effective exchange rate, and the Bank of Israel’s decision to avoid unconventional monetary accommodation measures such as a negative interest rate. The Monetary Committee believed that an interest rate reduction during that time was not necessary in terms of real activity because the economy was in a full employment environment, and such a reduction could have negatively impacted financial stability.

GDP growth, in real terms, was lower in 2017 (3.3%) than in 2016 (4.0%). Nevertheless, due to the acceleration of world trade and the lack of significant change in the growth rate of private consumption, exports accounted for a greater share of the increase in use of resources at the expense of private consumption. This was in contrast to recent years when GDP growth was led primarily by private consumption, which had expanded markedly. The strong labor market contributed to the assessment that domestic demand is high. The current account surplus grew from $1.4 billion in 2012 to $8.4 billion in 2013, $13.7 billion in 2014 and $16.1 billion in 2015, and slightly declined to $12.3 billion in 2016, and $10.9 billion in 2017.

From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In September 2014, the Bank of Israel reduced the key policy rate to a then-historic low of 0.25%. In the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to the historically low level of 0.10%, nearing the so-called “zero lower bound” on nominal rates. In 2015, the shekel appreciated by 9.3%, followed by a 4.6% appreciation in 2016, in terms of the nominal effective exchange rate based on year-over-year December averages. In 2017, the appreciation continued at 3.9%.

After the acute phase of the global financial crisis, which occurred during the fourth quarter of 2008 and the first quarter of 2009, measurements of economic developments in Israel have been strong compared to other advanced economies. Real output growth and labor market developments show continued strength relative to other countries. Fiscal policy has been sound, with the Government debt-to-GDP ratio declining once again in 2017. The balance of payments remains in surplus, in part because of natural gas discoveries and the decline in world energy prices. Israel’s main areas of concern include sluggish growth in export markets, the continued increase in housing prices, and related social pressures as young families find it difficult to afford suitable housing. Additionally, there is concern that monetary policy in Israel, like elsewhere, may face increasing operational difficulty due to the low key policy rate.

Implementation of Monetary Policy.  The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Makam, and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (in 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.

The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.

The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.

In 2008, the Bank of Israel resumed foreign exchange intervention after a ten year hiatus. Although the objectives of interventions vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past five years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.

In 2016, inflation increased compared to 2015 but continued to be far below the target range. In light of repeated reductions of growth forecasts for the world economy, the Monetary Committee reduced the key policy rate to 0.1%, a near-zero level, in March 2015, and this level of interest rate remained for 2016. In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range.

Table No. 26

Selected Interest Rates(1)

	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2013	8.8%	4.3%	1.4%	0.8%	1.3%
2014	7.9%	3.4%	0.6%	0.3%	0.5%
2015	7.3%	3.3%	0.1%	0.0%	0.1%
2016	7.0%	3.4%	0.1%	0.0%	0.1%
2017	7.2%	3.3%	0.1%	0.0%	0.1%

(1)	Effective interest rate (percent per year).
(2)	Through March 2013, the data reflects the net balance of the seven largest commercial banks. From April 2013, the data reflects the gross balance of all banking corporations registered in Israel.
(3)	The interest rate on daily deposits auctioned by the Bank of Israel.
(4)	Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.
Source:	Bank of Israel.

Table No. 27

Monetary Indicators
(Percentage Change over Previous Period)(1)

	2013	2014	2015	2016	2017
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	136,714	167,751	247,416	305,966	348,251
M2 (in millions of NIS annual average)(4)	539,988	582,253	658,898	726,805	787,643
M1	12.8%	22.7%	47.5%	23.7%	13.8%
M2	6.2%	7.8%	13.2%	10.3%	8.4%
Public Sector Injection/GDP(5)	-1.0%	0.1%	-1.2%	0.3%	-0.3%
Bank Of Israel Injection/GDP(6)	-0.2%	-1.3%	-1.0%	-1.3%	-0.6%
Nominal Interest Rates
SROs(7)	0.8%	0.3%	0.0%	0.0%	0.0%
Unrestricted Credit in Local Currency(2)(7)	4.5%	3.6%	3.4%	3.5%	3.5%
U.S.$ Interest Rate (average, three month LIBID)	0.1%	0.1%	0.2%	0.6%	1.1%
NIS/U.S.$ (during period)	-7.2%	12.3%	-1.4%	-1.4%	-8.5%
Real Yield To Maturity On 5 Year Indexed Government Bonds	0.3%	-0.2%	-0.6%	-0.1%	-0.1%
Nominal Yield On Equities (during period)(8)	15.3%	11.5%	6.8%	-11.0%	-1.1%
Nominal GDP	6.5%	4.5%	5.4%	5.0%	3.5%

(1)	Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.
(2)	Includes mortgage banks.
(3)	Currency in circulation plus demand deposits.
(4)	M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.
(5)	Contributions to monetary expansion.

(6)	Includes swap transactions, with respect to the redemption of Government bonds held by the Bank of Israel.
(7)	Through March 2013, the data reflects the net balance in the seven largest commercial banks. From April 2013, the data reflects the gross balance in all banking corporations registered in Israel.
(8)	Includes convertible securities and warrants. The data has been adjusted for dividend distributions and stock splits.
Source:	Bank of Israel.

Banking System

Profile of the Banking System.  The banking system is well regulated in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking licenses are issued by the Governor of the Bank of Israel (“BOI”), and banks are supervised by the Banking Supervision Department (“BSD”) of the BOI. The BSD is the primary regulator of Israeli banks and is headed by the Supervisor of Banks, an appointee of the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks: the Licenses Committee, which advises the Governor of the BOI and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. In recent years, the BSD has enhanced its supervision over the banking system and tightened regulation to meet the evolving and challenging risk environment.

Israel has a highly developed and concentrated banking system. At the end of 2017, there were 20 banking corporations registered in Israel, including 13 commercial banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups — Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd. — constitute approximately 93% of the banking market in Israel. The two largest banking groups (Leumi and Hapoalim) comprise almost 60% of the banking market. There are three small commercial banks that are unaffiliated with banking groups. In addition, there are four branches of foreign banks that operate on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel, and engage in activities in the capital markets and render advisory services that do not require a banking license according to Israeli banking laws.

The total assets of the five major Israeli banking groups rose by 2.5% and reached NIS 1,501.8 billion as of year-end 2017, compared with NIS 1,464.6 billion as of year-end 2016. The assets denominated in foreign currencies declined by 6.3% during 2017. The activity in local currency continues to expand and amounted to NIS 1,253.2 billion as of year-end 2017, a 4.5% rise from year-end 2016. Equity capital amounted to NIS 108.0 billion as of year-end 2017, an increase of 6.1% during 2017.

Controlling Structure in Banks.  Banks can be controlled by a core controlling group, or the holding of a bank can be widely dispersed among a broad shareholder base. On March 19, 2012, an amendment to the Banking Ordinance Act, 1941 and to the Banking (Licensing) Law, 5741 – 1981 took effect, primarily allowing for the accommodation of a bank ownership structure without a controlling shareholders group. In addition, the BOI issued a principle document to clarify the principles for a bank to transition between shareholder structures.

In December 2013, the Knesset enacted the Law for the Promotion of Competition and Reduction of Concentration, 5774 – 2013 that, among other matters, sets restrictions on significant cross-sectorial holdings and control of real companies together with a banking corporation that constitutes a significant financial entity (as defined in this law) and provides a transition period for pre-existing holders of controlling means.

Major Regulatory Developments in 2016 – 2018. In 2016 – 2018, there were multiple developments intended to enhance competition in the financial sector.

•	The Divestiture of Credit Card Companies. The Committee to Increase Competition in Common Banking and Financial Services in Israel (the “Strum Committee”) was formed in June 2015 to make recommendations for elevating the level of competition within the financial sector. In 2015, the Strum Committee set out draft measures to deal with competition that would directly affect the banking system, including the divestiture of credit card companies from the large banks within the following two years. Specifically, the two largest banks, Bank Hapoalim and Bank Leumi, would be required to divest their credit card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies would then operate as credit providers, which would compete with the banks for the consumer and small businesses markets.

In July 2016, the final version of the Strum Committee’s recommendations on the banking system was released. The final version contained two major changes from the 2015 draft proposal. First, Bank Hapoalim and Bank Leumi are permitted to continue to issue credit cards for the time being, but a time limit has been imposed and, within four years after the banks divest their credit card companies, these banks will be required to cease issuing credit cards. Second, the Visa Israel Credit Company (CAL) credit card company would not be divested from Israel Discount Bank and First International Bank of Israel (as had been considered in 2015), but this recommendation is to be revisited after four years in light of the competitive landscape that may emerge at that time.

•	Supervisory Reforms in the Merchant Acquirer Market. In 2016, the merchant acquirer market was approximately NIS 270 billion and consisted of three credit card companies — Isracard, CAL and Leumi Card. Beginning in November 2015, the BSD took action to remove entry barriers and to make the market accessible to other companies. These actions were intended to ease the licensing process, including by fast-tracking the licensing process by introducing a contingent merchant acquirer license (within three months of submitting an application). Additional elimination of barriers to entry includes:
•	Making the licensing process shorter and more efficient, providing greater regulatory certainty with regard to obtaining a license prior to an entity making a substantial investment in technology and hiring, as well as easing both the connection to the local payment card system (Shva) and the receipt of licenses from international credit card schemes;
•	A significant reduction of the minimum capital requirements to only NIS 1 million in starting capital for a new merchant acquirer.
•	More lenient regulations in the areas of corporate governance, risk management, and other areas for entities that do not have a significant impact on the stability of the financial system and the payment system.

In April 2017, the BOI issued a merchant acquirer license to TRANZILA Ltd., which now operates as the fourth merchant acquirer in Israel’s payment card market. TRANZILA’s entry into the merchant acquirer market reflected a major step in promoting increased competition in the payment sector and credit market, which is intended to benefit small and medium businesses and households. In May 2018, the BOI issued an acquirer license to Cardcom Acquirer, Ltd., the fifth merchant acquirer to operate in Israel.

•	Ownership of a Credit Card Company or Merchant Acquirer. In February 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit card company or merchant acquirer. As part of a new and expansive policy, a purchaser of a credit card company can be an Israeli financial or non-financial corporation, a foreign financial or non-financial corporation or a private equity fund. In addition, the controlling core of a credit card company or merchant acquirer can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit card company or merchant acquirer can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.

•	Issuance of Limited Bank Licenses. In June 2018, the BOI published a policy that regulates, clarifies and simplifies the process of establishing a bank and creates regulatory certainty in the early stages of the licensing process for anyone interested in establishing a bank. The simplified licensing process allows an applicant to obtain within six months a limited license under which it will be possible to manage limited deposit and credit provision activities. The process also enables the applicant to complete more complex actions, such as raising capital, recruiting employees, investing in infrastructure and computer systems and closing regulatory gaps, after the bank is established and has started operation.

Other Supervisory Regulatory Developments.   In 2017 and through May 2018, the Supervisor of Banks issued a series of amendments and clarifications to ease the regulatory process and to facilitate technology and innovation processes intended to, among other goals, foster competition in the Israeli banking markets. These amendments and clarifications include:

•	a June 2017 directive related to cloud computing guidelines published in 2015;
•	a June 2017 draft directive on promoting the advanced EMV standard in the merchant market for payment cards;
•	a July 2017 directive for the BSD to regulate the amount of credit risk derived from bank customers’ trading activity in derivative instruments and activities;
•	a November 2017 draft amendment that allows for leniency when opening a bank account via digital or online means, without having to directly visit a bank branch;
•	a March 2018 Proper Conduct of Banking Business Directive of the BSD regarding cyber risk management in the supply chain, with the aim of clarifying banking corporations’ responsibility for a secure working format with external suppliers, as well as banking corporations’ obligations to properly manage cyber risks of suppliers’ activities and their interfaces;
•	a March 2018 draft directive regarding principles for transferring banking activities to a third party service provider;
•	a March 2018 supervisory letter instructing banks to adopt Generally Accepted Accounting Principles, or GAAP, including implementation of principles regarding the allowance for current expected credit losses and updates to the accounting treatment for financial instruments, including derivative instruments and hedging, and leases; and
•	a May 2018 draft directive regarding the banks’ oversight of their offices abroad and requiring the tightening of supervision and control over certain activity, including closing small offices where no economies of scale are obtained, and external examinations of the risk management practices of offices abroad.

Performance of Israeli Banks in 2017.  The net profit attributed to shareholders of the five largest Israeli banking groups grew to NIS 9.1 billion in 2017, as compared to NIS 8.1 billion in 2016, an increase of 12.4% compared to a slight decrease in 2016 of 1.6%. The 2017 net profit represents an after tax return on equity of 8.8% (pre-tax: 14.3%), compared to 8.33% (pre-tax: 14.56%) for 2016. The 2017 increase in profitability was achieved despite the non-recurring provisions in the banks’ balance sheets in the approximate range of NIS 700 billion — NIS 800 billion, primarily that of Bank Hapoalim due to an additional provision of NIS 503 million in 2017 set aside for the ongoing tax investigation by U.S. authorities. The improvement in Israeli banks’ performance in 2017 can be attributed in part to structural increases, particularly with respect to operations as the cost-to-income ratio continued to decrease (65.5% for 2017 and 67.1% for 2016) and less so to on-time capital gains and collection of debt in arrears.

Total balance sheets of the five largest Israeli banking groups grew by 2.5% during 2017 (compared to 5.5% in 2016). This moderate increase was affected by the appreciation of the NIS relative to foreign currencies (for example, the USD appreciated by 9.8% during 2017). Total balance-sheet credit rose 3.4% in 2017; credit to the business sector recorded a threefold increase of 4.7% in 2017 (compared to 1.6% in 2016), which can be attributed to an increase in loan demand from businesses of all sizes. Total balance-sheet credit to the real estate sector (construction) exhibited robust activity, recording a very high increase of 10.5% during 2017. The credit to the business sector was affected by an increase in the demand for loans, following a five-year period when activity was sluggish and banks had reduced appetite for risks in extending credit to various sectors. Total balance-sheet credit to private individuals (consumer credit and mortgages) amounted to NIS 472.7 billion in 2017, an increase of 3.9% in 2017 (compared to 5.2% in 2016), and constituted 48.8% of the total balance-sheet credit of the five largest Israeli banking groups (similar to 48.7% in 2016). Mortgage growth slowed somewhat in 2017 (an increase of 4% in 2017 compared to a 10.6% average annual increase over the last decade), which was partly attributed to the Ministry of Finance implementing the Buyers Price plan (intended mostly for first-time home buyers) and BOI measures that had chilled demand and stifled the surge in housing prices in prior years.

The balance-sheet indicators demonstrated a marked improvement in credit quality and concentration, primarily due to a reduction of non-performing loans that had benefitted from a robust economy with strong macro-economic indicators in terms of employment and growth and a backdrop of close to zero interest rates. Credit provisioning expense for credit losses to total credit were low in 2017, 0.14% compared to 0.10% in 2016 and 0.12% in 2015. The total non-performing loan (impaired loans and loans in arrears of 90 days and more) to total credit of the five largest Israeli banking groups comprised 1.30% of total loan portfolio at year-end 2017, down from 1.64% in 2016 and 1.89% in 2015. In the mortgage segment, loans in arrears of 90 days and over were very low and under 1.0% at year-end 2017 (compared to 0.88% at year-end 2016). The loan-loss reserve coverage ratio increased sharply to 91.8% at year-end 2017, compared to 78.8% at year-end 2016, 71.7% at year-end 2015, and 65.2% at year-end 2014. Credit concentration by loan size outstanding has decreased rapidly in recent years, as shown in the concentration indicators relating to the proportion of loans extended to the 100 largest borrowers, which amounted to 17% in 2007 but by 2017 had dropped to 10.3%.

The capital positions of the Israeli banks are stronger than recent years, as capital ratios grew despite an increase in dividend payouts. Equity capital of the five largest Israeli banking groups amounted to NIS 108.8 billion at year-end 2017, an increase of 6.1% from year-end 2016. Core capital tier 1 ratio, in accordance with the Basel III interim rules, reached 10.9% at the end of 2017, up from 10.7% at the end of 2016, which is well above the regulatory capital requirement (set at 10% for the two largest banks and 9% for the smaller banks). The leverage ratio reached 6.7% by the end of 2017 and was substantially higher than the minimum requirement by the Basel Committee and also exceeds the regulatory minimum requirement set by the BSD (set at 6% for the two largest banks and 5% for the smaller banks).

Issues in Anti-Money Laundering and Combating Financial Terrorism.   The Anti-Money Laundering Law was enacted in August 2000, and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002. In January 2001, the Governor of the BOI issued the Prohibition on Money Laundering Order, which entered into force on February 17, 2002. The Order includes requirements regarding identification, reporting and record-keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Terrorism Financing and Customer Identification (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts and also contains special directives on private banking and correspondent banking accounts.

The BSD conducts on-site examinations on an ongoing basis to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks for AML/CFT-related infractions and has, in several cases, imposed sanctions on banks, to an aggregate amount totaling over NIS 40 million (as of January 2018).

In November 2016, the Counter-Terrorism Law, 5776 – 2016, went into effect and replaced the Prohibition on Terrorist Financing Law, 2005. The object of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for the purpose of combating terrorism.

As amended, the 2006 Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory. In 2013, the BSD issued a publication clarifying the BSD’s expectations on certain issues regarding implementation of the Prohibition on Money Laundering Order and Directive 411.

Due to increased risk associated with the cross-border activities of Israeli banks in prior years, in March 2015, the Supervisor of Banks published enhanced cross-border risk management requirements. Enhanced measures are required of a bank’s board of directors, including revision of cross-border operations policies with emphasis on the tax compliance of the bank’s clients to foreign jurisdictions’ laws, rules and regulations. A bank’s senior management is expected to comply with the bank’s controls and procedures to manage the risks from a bank’s international activities, especially those stemming from tax compliance. Senior management is expected to adopt a risk-based approach, including the classification of high-risk clients, the implementation of tax declaration procedures, and the forgoing of bank secrecy by the bank’s clients. Banks were vested with the authority to refuse the opening or the maintaining of a bank account whose owner does not cooperate with the bank on issues that derive from cross-border risks.

In May 2015, the BSD published an FAQ file regarding implementation of the Prohibition on Money Laundering Order and Directive 411 by credit card companies to communicate the BSD’s most recent position and binding commentary as to the order and directive, within the framework of credit card companies’ clearing and issuing activities.

In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive No. 308 regarding Compliance and the Compliance Function in Banking Corporations along the lines of the standards and practice as recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several issues, including: the accountability of a bank’s board of directors and the board’s oversight over the management of compliance risk; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enables it to operate in an effective and robust manner; and defining and expanding the scope of the function and the role of a chief compliance officer.

In January 2016, the BSD issued a circular on the subject of “Managing risks involved in operating a voluntary disclosure program in Israel.” The circular required banking corporations to update and clarify policies and procedures related to a person’s voluntary disclosure of unreported income, as they may relate to AML/CFT laws and regulations. The circular communicated to employees of banking corporations and credit companies that written confirmation of a customer’s compliance with the Tax Authority’s procedure for voluntarily disclosing unreported income is not a substitute for established AML/CFT procedures. The circular also referred banking corporations and credit card companies to the IMPA’s list of “red flags” regarding unusual activity that may be relevant to voluntary disclosures.

In February 2016, the BSD issued an amended Reporting Directive to the Banking Supervision Department No. 825, the “Semi-Annual Report on Exposure to Compliance Risk.” The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.

In March 2017, the BSD issued a comprehensive amendment to Directive 411 of Banking Corporations to address remaining deficiencies identified by the Moneyval plenary, as well as to adopt the 2012 FATF Recommendations. The amendment entered into force on January 1, 2018.

In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the instruction of the Attorney General and was coordinated by the IMPA. The report found that the Israeli banking system mitigates well with the exposure to the risks of money laundering and terror financing by implementing quality controls that ensure the implementation of money laundering and terror financing instructions, as well as effective measures for tracking, monitoring and risk management, while considering all relevant risk factors. The main risks relevant to the banking system, which were assessed at moderate to high levels, were private banking (in particular, the activity of nonresidents), activity of money service businesses and non-profit organizations.

Israel’s regulatory regime, with regard to AML/CFT, is constantly subject to examination, review and revision to respond to new difficulties and challenges due to the increasing innovation of the offenders. This entails legislative modifications and updating regulations to strengthen risk management requirements, including specific requirements regarding the use of credit cards for illegal transactions over the internet. For further discussion on anti-money laundering matters, see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law,” above.

Table No. 28

Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)

	2013	2014	2015	2016	2017
Assets
In local currency(2)	1,000,645	1,035,727	1,119,473	1,199,233	1,253,171
In foreign currency	245,587	292,795	268,558	265,414	248,601
Total assets	1,246,232	1,328,522	1,388,031	1,464,647	1,501,772
Liabilities and equity capital
In local currency(3)	927,915	959,376	1,034,612	1,105,311	1,171,470
In foreign currency	318,317	369,146	353,419	359,336	330,302
Total liabilities and equity capital	1,246,232	1,328,522	1,388,031	1,464,647	1,501,772
Equity capital	82,990	88,690	95,712	101,803	107,998

(1)	The division into local and foreign currency for 2013, 2014 and 2015 was adjusted according to the published financial statements for those years.

(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.
Source:	Financial statements to the public.

Capital Markets

Israel Securities Authority.  The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of its mandate, the ISA is charged with, among other things:

•	Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;
•	Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;
•	Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;
•	Overseeing the fair, orderly and efficient activity of secondary markets;
•	Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;
•	Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and
•	Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the companies’ affairs, additional information reports, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on a company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.

The TASE.  The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 30-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 23 members (six of which are foreign members, including one remote member) and, as of December 31, 2017, 457 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2017, there were 61 companies cross-listed on the TASE and foreign exchanges.

Market Performance.  The Tel Aviv 125 (“TA-125”) (formerly the TA-100) and Tel Aviv 35 (“TA-35”) (formerly the TA-25) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. Prior to February 2017, the main indices of the TASE were the TA-100 and TA-25 indices, which measured the 100 and 25 companies, respectively, with the highest market capitalization listed on the TASE.

The TA-35 index increased by 13.8% in 2017 in U.S. dollars terms, while the dollar depreciated 9.8% against the NIS, after a decrease of the TA-25 index of 2.4% in 2016. Average daily trading volume of the TA-35 index was $390 million in 2017, which is 18% higher than the 2016 average of the TA-25 index. In local currency (NIS), the TA-35 index increased by 2.7% in 2017, following a decrease of 3.8% in 2016 of the TA-25 index. The TA-35 share price index was affected by the declining prices of shares of pharmaceutical companies Teva (-51%) and Perrigo (-5%), which offset prominent gains of other issuers, notably Frutarom (65%), Tower (61%), Harel (61%) and Sodastream (58%). The reform of TASE share price indices, which occurred in February 2017 and resulted in the reduction of the weight of large-cap shares in the index, mitigated the negative impact pharmaceutical shares had on the returns of the TA-35 index. The cumulative return on the TA-35 index (and its predecessor, the TA-25) from 2013 through and including 2017 was 27%.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 9.7% in 2017, after decreasing 9.7% in 2016 and increasing

6.5% in 2015 (in U.S. dollar terms in each case). As of December 31, 2017, the total market value of all listed equity securities (excluding exchange-traded notes) was $231.0 billion, compared to $213.9 billion in 2016. The average daily trading for equity securities (including exchange-traded notes) increased to $390 million during 2017, compared to $330 million in 2016; the February 2017 reform of TASE share price indices contributed significantly to this increase. In 2017, foreign investor activity in the TASE equity market increased, as foreign investors purchased a net $1.6 billion of shares, compared to net share sales of $0.4 billion in 2016.

Total corporate debt capital (excluding structures and depository receipts) raised amounted to $20.0 billion in 2017, compared to $17.5 billion in 2016 and $14.7 billion in 2015. The amount of corporate bond issues on the TASE, which has constituted the primary means for TASE-listed companies to raise debt in recent years, increased in 2017, reaching a record of $18.6 billion (not including bonds privately placed on the TACT Institutional platform and Nesher non-listed securities clearing services), compared to $16.5 billion in 2016. Continued low interest rates and the market expectation that rates will be raised in the fourth quarter of 2018 contributed to continued vigorous activity in the primary corporate debt market in 2017.

In 2017, 14 companies completed their first public bond offerings on the TASE, raising a total of $2 billion, including:

•	nine American and one Israeli real estate companies, which collectively raised $1.1 billion;
•	oil and gas exploration companies Tamar Petroleum Ltd., which raised $621 million, and Navitas Buckskin Financing, which raised $127 million;
•	non-bank credit company Or Shay, which raised $15 million; and
•	PennantPark Floating Rate Capital Ltd., which raised US $131 million in a dual TASE-NASDAQ listing.

Additionally, Universal Motors Israel, Ltd., a vehicle importer, undertook a complete exchange offer with bondholders of its subsidiary, UTS — Universal Transportation Solutions Ltd., in which Universal Motors Israel issued its bonds, which were newly listed on the TASE at such time, to UTS’s bondholders in exchange for their UTS bonds.

Corporate bond offerings undertaken in 2017 were designed in part to refinance existing debt and in part to finance the expansion of corporate operations, while taking advantage of low financing costs in view of the decline of yields-to-maturity over the past few years. Redemption of publicly traded corporate bonds amounted to $12 billion in 2017, following redemptions of $9.5 and $10.5 billion in 2016 and 2015, respectively. Redemptions of $9.5 billion are anticipated for 2018.

In 2017, there was an increase in the amount of debt raised in the real sector. The real sector raised $15.4 billion debt capital in 2017, accounting for 79% of the total raised in corporate bond issues. The proceeds were used primarily to redeem traded bonds and to expand the issuers’ operations. The real sector redeemed bonds valued at $7 billion in 2017, and redemptions of $6 billion are anticipated for 2018.

Real estate companies continued to have the highest debt capital raises in the real sector, raising $8.2 billion in 2017, after raising $5.5 billion in 2016 and $5 billion in 2015. The amount raised by real estate firms in 2017 constitutes 42% of the total debt raised in corporate bond offerings and private placements, higher than the amounts for 2016 (32%) and 2015 (36%).

Foreign real estate companies expanded their activity in Israel’s capital markets, raising $2.4 billion through corporate bond issues, more than double the amount raised in 2016. Among such issuers were nine foreign companies specializing in commercial real estate in the United States that collectively raised $1.1 billion on the TASE in initial bond offerings: Wharton Properties ($241 million), Hertz Properties ($145 million), Encore Properties ($139 million), WCG Properties ($110 million), Waterstone Properties ($109 million), Noble Assets ($97 million), Chosen Properties ($93 million), UIRC ($74 million) and Southern Properties ($74 million).

Energy companies and oil and gas exploration limited partnerships had the second highest debt capital raises in the real sector in 2017 and 2016, raising $3.2 billion in 2017 and $2.4 billion in 2016, representing sharp increases relative to 2015 when the total raise was $0.6 billion. The 2017 offerings included: Tamar

Petroleum Ltd., a company established to sell 9.25% of Delek’s interest in the Tamar and Dalit gas fields (the sale was mandated as part of the Government’s regulatory regime discussed in “The Economy — Energy,” above), raised $621 million in the largest corporate bond offering by a new bond issuer on the TASE; Isramco Negev 2 Limited Partnership raised $440 million in its first corporate bond offering; and Navitas Buckskin Financing (a wholly-owned subsidiary of Navitas Petroleum that was established to raise debt from the public to finance and develop 18.7% of the Buckskin Project in the Gulf of Mexico) raised $127 million in its first offering of dollar-linked bonds.

The Israel Electric Corporation raised $1.2 billion in 2017 in two separate bond offerings, compared to $1.2 billion in 2016 and $0.2 billion in 2015. The IEC redeemed $0.5 billion of bonds in 2017 and is expected to redeem $0.3 billion in 2018.

Commerce and services companies had the third highest debt capital raises in the real sector, raising $1.6 billion in 2017, a decrease relative to $2.4 billion in 2016 and $1.9 billion in 2015. Commerce and services companies redeemed bonds equaling $2 billion in 2017 and are expected to redeem $1.7 billion of bonds in 2018. Issuers included Universal Motors Israel, Ltd., a vehicle importer, which listed its bonds for the first time on the TASE after undertaking a complete exchange offer with bondholders of its subsidiary, UTS — Universal Transportation Solutions Ltd.

In the financial sector, active debt raising decreased in 2017 in response to lower demand for bank credit. The financial sector and, primarily banks, raised $4.1 billion in 2017, compared to $5 billion in 2016 and $5.5 billion in 2015. The financial sector redeemed bonds valued at $5 billion in 2017, and redemptions of $2 billion are anticipated in 2018.

The most active issuer in the financial sector was Mizrahi Tefahot Bank, which issued $1.9 billion in three offerings. In 2017, five banks completed contingent convertible bond offerings, totaling $600 million: Discount Bank ($205 million), Mizrahi Tefahot Bank ($194 million), Union Bank ($82 million), First International Bank ($85 million) and Jerusalem Bank ($30 million). The contingent convertible bonds include a conversion mechanism triggered by a “bank failure event.” In 2017, two issuers in the financial sector completed their first public bond offerings on the TASE: Or Shay, a non-bank credit company ($15 million) and PennantPark Floating Rate Capital Ltd. ($131 million in a dual TASE-NASDAQ listing).

In 2017, the weight of bond offerings of bonds rated A and above was 83% of the total raised in corporate bond offerings, down from 85% in 2016 and 91% in 2015. In 2017, the weight of CPI-linked bond offerings was 38% of the total raised in corporate bond offerings, compared to 48% in 2016 and 52% in 2015; in 2017, $7 billion was raised in these bond offerings, and the decline from $7.8 billion in 2016 reflects expectations of higher inflation in the future. The weight of public shekel-denominated non-linked bonds was 48% in 2017, similar to 2016 (48%) and 2015 (46%); in 2017, $9 billion was raised in these offerings, all of which were fixed-rate bonds, and including $200 million through commercial paper.

In 2017, offerings of U.S. dollar-linked bonds raised $2.5 billion (compared to $0.7 billion in 2016), 63% of which was by oil companies and partnerships. In 2017, the weight of dollar-linked bonds was 14% of public bond offerings, compared to 14% in each of 2016 and 2015.

In 2017, $1.3 billion was raised through private bond offerings restricted to institutional investors (through the TACT Institutional platform and Nesher non-listed securities clearing services), a 35% increase from 2016. $1.1 billion was raised on the TACT Institutional platform in 2017, compared to $0.8 billion in 2016; $0.8 billion of the amount raised in 2017 was through fixed-interest non-linked bonds, including $411 million raised by Rafael, a Government Company engaged in advanced combat systems, and $367 million raised by Eliahu, an insurance company. $0.2 billion was raised through Nesher non-listed securities clearing services, similar to 2016, and half of which was through commercial paper.

For the first time since March 2010, in 2017 structured notes were issued. Ella Deposits (formerly known as Dollar Triple A) raised $910 million in two bond offerings, bearing a local Maalot rating of AAA; $795 million was raised through a series of CPI-linked bonds backed by local bank deposits, and $115 million was raised through a series of dollar-linked bonds backed by local dollar bank deposits.

In general, in 2017 investors continued to prefer corporate bonds over government bonds, enjoying low interest rates and seeking higher returns. The corporate bond indices rose 6.5% on average in 2017, almost double the return on government bond indices.

The Tel Bond-Yield NIS index, which includes fixed-interest, non-linked corporate bonds bearing a local Maalot rating ranging between (-BBB) and (A) or a Midroog rating ranging between (Baa3) and (A2), gained 8.6% this year, resulting from the relatively low credit ratings of the index constituents.

Government Bonds.  The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers; as of the end of 2017, there are 13 primary dealers. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross government debt raising (not including switch auctions) slightly decreased in 2017, amounting to NIS 46.3 billion ($12.8 billion), compared to NIS 47.5 billion ($12.4 billion) in 2016. Government bond issues were accompanied by large redemptions of NIS 47.4 billion ($13.2 billion) in shekel-denominated non-CPI-linked bonds and NIS 21.9 billion ($6.1 billion) in CPI-linked bonds in 2017.

In addition, in January 2017, the Government raised €2.25 billion through an EMTN offering, consisting of €1.5 billion in 10-year bonds bearing 1.5% interest and €750 million in 20-year bonds bearing 2.375% interest. In January 2018, two bond series were issued, raising a total of $2 billion: $1 billion was raised in 10-year bonds bearing 3.25% interest and $1 billion was raised in 30-year bonds bearing 4.125% interest.

Institutional Investors.  In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2017, assets held by pension funds totaled $214 billion, assets held by provident funds totaled $129 billion, assets held by life insurance savings plans totaled $114 billion, and assets held by mutual funds totaled $70.1 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central government only and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less detail than the annual budget). Following review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.

Following implementation of a two-year budget (“biennial budget”) in previous years, the biennial budget for the 2017 – 2018 fiscal years was approved in December 2016. The budget for the 2019 fiscal year was approved in March 2018.

Fiscal Framework

The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”), which sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to-GDP ratio, which serves as a key indicator of economic stability.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. As a result of the global financial crisis and shrinking tax revenues, in 2009 the Government submitted a five-year plan to the Knesset aiming to mitigate the effects of the deficit. This plan set the budget deficit target at 6% of GDP in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit target for 2009 and 2010 mainly reflects the operation of automatic stabilizers). In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017, 1.75% in 2018 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.3% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget. In November 2015, a seven-year plan for 2015 – 2021 was approved in its third reading by the Knesset; this plan set the budget deficit target at 2.9% of GDP in 2015, 2.9% in 2016, 2.5% in 2017, 2.25% in 2018, 2% in 2019, 1.75% in 2020 and 1.5% from 2021 and onwards. Following the revisions to the 2017 – 2018 biennial budget, the budget deficit target was amended to 2.9% of GDP for 2017 and 2018 and 2.5% in 2019, to be followed by annual reductions of 0.25% until reaching a target of 1.5% in 2023. Following the revisions to the 2019 budget, in March 2018, the deficit target for 2019 was approved at 2.9% of GDP and for 2020 at 2.5% GDP, to be followed by annual reductions of 0.25% until reaching 1.5% in 2024.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in 2005 and 2006 and by 1.7% (indexed to the CPI) year-over-year from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.

In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available.

Therefore, the calculated growth rate of government expenditures will be a derivative of the difference between the debt target and long-term growth rate.

In March 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.

If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly, or government revenues will need to be increased. The Expenditure Law sets an expenditure ceiling that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy. Starting with the 2017 – 2018 budget, the expenditure ceiling will be calculated in nominal terms and will be calculated by indexing the ceiling to the average actual price (represented by the CPI) using data from the three preceding years.

On November 19, 2015 as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:

•	The biannual mandatory publication of fiscal frameworks and governmental obligations for the three following years.
•	Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

Absent approval by the Knesset, government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

For each year from 2012 through 2017,6 the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 3.9%, 3.1%, 2.7%, 2.1%, 2.1% and 2.0% respectively. In 2012, the deficit was 4.2%, approximately 2.2% above the target. The deviation from the deficit target in 2012 was mainly due to lower than expected revenues as well as a small increase in overall expenditure above the budget forecast (approximately 1% above forecast). In 2013, the deficit was 3.2%, approximately 1.1% lower than the target, with the deviation from the deficit target being attributable to two factors: higher than expected revenues (approximately 0.5% above forecast) and lower than planned expenditures (approximately 0.6% below forecast). In 2014, the deficit was 2.8%, approximately 0.2% lower than the target; the deviation is attributable mostly to a higher than expected growth rate in 2014, despite Operation Protective Edge in July and August 2014. In 2015, the deficit was 2.2%, approximately 0.7% lower than original forecasts; the deviation is largely attributable to higher than expected revenues (approximately NIS 3.6 billion) and the late approval of the fiscal years 2015 – 2016 budget, prompting mild underspending on planned expenditure. In 2016, the deficit was 2.15%, approximately 0.7% lower than target; the deviation is primarily attributable to higher than expected revenues (approximately NIS 9 billion). In 2017, the deficit was 1.9%, approximately 1% lower than

[6]	The 2008 United Nations System of National Accounts, or SNA2008, is the method used for the measuring of GDP. The SNA method was adopted by the Central Bureau of Statistics in 2013. The 1993 version of the United Nations Systems of National Accounts, or SNA1993, was assumed in deficit targets until 2014. SNA2008 is assumed in all actual deficits noted herein. Inconsistencies may exist due to the differences between SNA2008 and SNA1993.

target; the deviation is primarily attributable to higher than expected non-recurring revenues (approximately NIS 12 billion) resulting from taxation of capital gains on large sales of high-tech companies and a tax collection campaign directed at wallet companies (service provider companies that are owned and operated by a single individual).

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 29

The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)

	Actual 2013	Actual 2014	Actual 2015	Actual 2016	Actual 2017
Surplus (Deficit) to be Financed	-28,411	-25,458	-18,791	-22,816	-23,046
Surplus (Deficit) Excluding Net Credit	-33,421	-29,925	-24,920	-25,518	-24,795
Adjustments needed to cash basis	1,664	192	636	-582	115
Revenues Excluding Principle	269,556	283,583	300,288	321,919	335,704
Total tax revenue excl. VAT on Security imports	240,576	254,618	267,824	282,704	306,493
Income and Purchase tax	120,167	125,122	134,910	143,621	168,406
Customs and VAT excl. VAT on Defense imports	114,475	123,478	126,207	132,369	131,678
Fees	5,934	6,018	6,706	6,714	6,409
VAT on Defense imports	1,383	1,487	1,566	1,378	1,128
Interest and principal collections	1,475	1,272	1,073	868	837
Loans from the Social Security	14,150	14,500	16,400	23,189	21,700
Grants	8,328	8,524	8,856	10,607	0
Other Revenues	3,645	3,183	4,569	3,173	5,546
Expenditures excluding credit	304,641	313,700	325,844	346,855	360,614
Ministries excluding credit	256,382	264,092	276,544	298,026	311,224
Government administration	43,633	45,075	46,655	49,258	52,141
Social services	120,060	123,964	132,321	146,969	159,384
Economic services	26,010	23,836	23,709	25,685	29,490
Defense	64,562	68,156	70,240	72,952	64,791
Other	2,117	3,061	3,619	3,161	5,419
Interest and principal payments, National Insurance Institute(1)	48,259	49,608	49,300	48,829	49,390
Net Credit	5,010	4,467	6,129	2,702	1,749
Total Income	5,271	4,904	6,206	2,962	2,310
Total Expenditure	261	437	78	260	561
Total financing	36,134	19,884	22,534	24,400	18,360
Net Foreign Loans	428	853	-5,362	2,883	8,447
Foreign Borrowings	12,262	11,659	4,477	11,614	13,508
Foreign Loan Repayments	11,834	10,806	9,838	8,731	5,062
Net Domestic Loans	34,480	17,498	24,812	19,691	6,125
Domestic Borrowings	107,205	95,167	70,681	87,824	89,013
Domestic Loan Repayments	72,725	77,669	45,869	68,132	82,888
Net other sources	1,226	1,533	3,083	1,826	3,788
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	14,156	2,050	7,362	9,705	12,870
Deposits in foreign currency	7,520	15,886	13,124	12,479	12,213
Total	21,676	17,936	20,486	22,184	25,083

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked

Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Cash balances do not include social security reserves.
(3)	2015 data: restated.
Sources:	Ministry of Finance and Bank of Israel.

Socioeconomic Policy

In the summer of 2011, a number of protests took place in Israel over issues relating to the cost of living of the middle class. These large-scale protests enjoyed widespread social support and culminated in the largest demonstration in the country’s history, with over 400,000 participants. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations were consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. Since October 2011, many of the recommendations have been adopted by the Government, with the majority of the recommendations regarding tax policy and competitive markets introduced into law in December 2011.

In the Government’s economic plans for 2011, 2012 and 2013 – 2014, the two main objectives of socioeconomic policy consisted of increasing economic growth and reducing inequality. In the budget and economic plan for 2015 – 2016, as well as in the biennial economic plan for fiscal years 2017 – 2018, the Government continued to focus on these two objectives, with emphasis on the need to boost labor productivity and increase competition in key markets as a primary means to enhance growth. Additionally, there is emphasis on the need to address inequalities, especially those suffered by economically-disadvantaged groups. The main tools by which the Government aims to tackle these objectives are: (1) investing in real growth engines, primarily by enhancing public and private investment and improving productivity; (2) increasing competition and addressing the high cost of living, by opening markets to global trade and removing barriers; and (3) promoting equal opportunities for all populations, by minimizing social and financial gaps across different groups in the areas of education, health, labor and financial security. The public protests of 2011 matured into a deeper understanding by the Government that promoting inclusive growth is critical, not only for the sake of reducing inequalities and the cost of living, but also for enhancing Israel’s longer term growth potential. This growth potential lies in increasing the economic integration of the disadvantaged populations in Israel.

Taxation and Tax Revenues

In 2017, the total tax burden (including government taxes, social security contributions, local authorities taxes and VAT on defense imports) was 33.0% of GDP, compared to 31.3% in 2016 and in 2015, 31.2% in 2014 and 30.9% in 2013.

Israel maintains a progressive personal income tax system with, as of December 31, 2017, a top rate of 50%, supplemented (up to a ceiling) by a 19.5% health and social security tax (including employer contribution) and a 24% corporate tax rate. Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and cigarettes.

As part of the Government’s policy to further integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries that have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Mexico and the MERCOSUR countries, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty which remains effective. This treaty governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, this policy was temporarily reversed to increase revenues: the corporate tax rate was increased to 25% in 2012 and to 26.5% in 2014. Budget improvements allowed for a decrease in the corporate tax rate to 24% in 2017, with a further decrease to 23% in 2018. In 2012, the top personal income tax rate was increased to 48%, and in 2013 an additional 2% surtax was introduced on high income (earned and non-earned income) that exceeds NIS 800,000 per year. In 2017, the top personal income tax rate was decreased to 47%, but the additional surtax on high income was increased to 3% on total income above NIS 640,000 per year.

Israel does not have local taxes on the income of individuals or corporations, nor does it have excess-profits or alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.

Table No. 30

General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)

	Actual 2014	Actual 2015	Actual 2016	Actual 2017	Forecast 2018
Central Government	254.6	267.8	282.7	306.5	308.2
Social Security	56.1	59.6	63.5	66.5	69.2
Local Authorities and others	33.0	36.7	36.3	41.7	40.6
Total	343.8	364.1	382.5	414.7	418.0
Total (in % of GDP)	31.2%	31.3%	31.3%	33.0%	31.9%

(1)	Including social security contributions, local authorities’ taxes and VAT on defense imports.
Source:	Ministry of Finance.

Local Authorities7

Local authorities in Israel include 76 municipalities, 125 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2017, the total outstanding debt of the local authorities was approximately NIS 14.5 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2017 was approximately NIS 3.8 billion. Government transfers to local authorities in 2017 totaled approximately NIS 22.9 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NIOI), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2017, total expenditures by NIOI were NIS 78.3 billion, as compared with NIS 75 billion in 2016 (these expenditures include payments made to NIOI from non-contributory benefits). NIOI funds its expenditures using the proceeds of social security taxes

[7]	The amounts specified in this section are based on preliminary estimates and are subject to adjustment.

paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2017, the Government’s transfer payments to NIOI totaled NIS 30.5 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.4 billion. In 2016, the Government’s transfer payments to NIOI totaled NIS 28.2 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.6 billion. The estimated aggregate amount of Government transfer payments to NIOI in the 2018 budget is NIS 42.5 billion, compared to an actual total Government transfer of NIS 40.3 billion in 2017.

Healthcare.  Israel has an extremely advanced and efficient universal medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. Israel’s health system receives very high ratings in health outcomes, including life expectancy and healthy life expectancy, infant mortality, public satisfaction polls, and for the scope of its preventative medicine. In 2012, the OECD published a thorough review of the quality of the Israeli healthcare system, highlighting the system’s high performance with regard to the quality and accessibility of healthcare services, management of chronic diseases and cost containment, while pointing out weaknesses in measurements of the quality of hospital services. In several other recent reviews and relevant indicators, the Israeli healthcare system received very high scores, especially in regards to primary care and community-based healthcare services.

Public healthcare expenditures in 2016 were NIS 56 billion and included government administration, hospitals and research, public clinics and preventative medicine expenditures, among other expenditures. National expenditures on health as a percentage of GDP have remained constant at 7.4% in 2014, 2015 and 2016. In 2015 and 2016, public expenditures remained constant at approximately 4.6% of GDP. A healthcare tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds about 40% of the healthcare system, with the remainder funded by direct Government expenditure.

In 1995, the Government enacted legislation in order to enhance efficiency in the healthcare market. The law expanded the flexibility, authority and responsibility of the healthcare funds and provided them with incentives to make their services more efficient. The law also promoted the reduction of systematic redundancies and the introduction of bookkeeping arrangements among the healthcare funds. A significant share of the suppliers in the healthcare market is Government-owned, including half of the general hospital system.

In 2010, the Government improved the allocation of the healthcare budget between health insurance organizations, reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in peripheral areas. In addition, dental care for children was added to the national healthcare services in order to enhance dental health and decrease the share of private health expenditures in total expenditures on health. In 2011, major employers and the Israeli Medical Association signed a collective agreement in which the Medical Association approved the introduction of an electronic attendance system, differential salaries and grants incentivizing physicians to work in peripheral areas as well as an increase in the number of experts working in hospitals during evening hours.

In 2012, the Government decided to transfer responsibility for mental health services to the healthcare funds, starting July 2015. The Government also decided to enhance and fund the development of additional psychiatric ambulatory facilities by the healthcare funds in order to ensure proper facilities for the transfer of responsibility in 2015.

In 2015, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing costs while improving availability. Furthermore, the regulations prohibit physicians working in the public sector from referring patients from the public sector to their private clinics. The Government also allocated substantial additional funding to the public healthcare systems to improve quality and service.

In 2017, the Government enacted legislation to improve economic relations between insurers (healthcare maintenance organizations or “HMOs”) and hospitals. The purchasing of hospital services, which this legislation regulates, accounts for 30% of the public expenditure on healthcare. The legislation intends to create better incentives so that suitable services will be diverted from hospitals and developed and provided in community care, such as non-acute urgent medicine services. Furthermore, the legislation incentivizes hospitals and insurers to shorten waiting times for surgeries.

In January 2018, the Government decided to fund and provide dental care for older people as part of the national healthcare services, and as part of a broader plan designed to strengthen medical and social services to older people and increase healthy life expectancy, as well as decrease the share of private health expenditures in total expenditures on health.

In addition, the Government implemented mandatory reporting of all private health service providers’ prices and profits to obtain better data for possible future regulation related to private suppliers and providers. After two years, the Government will examine the data and will consider whether to implement price-setting mechanisms or other steps to reduce costs and improve efficiency.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2017, Government obligations under the recovery plan stood at NIS 116 billion over the next 30 years. In 2017, the Government transferred NIS 3.909 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.

As of December 31, 2017, long-term investments totaled NIS 1,590 billion, of which NIS 336 billion was invested in new pension funds, NIS 408 billion was invested in old pension funds, NIS 396 billion was invested in life insurance policies and NIS 449 billion was invested in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The public debt as of December 31, 2017 was NIS 768.0 billion, of which NIS 747.1 billion was central government debt. The definition of net public debt was revised in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel’s short-term bills are no longer included in net public debt statistics.

Table No. 31

Government & Public Debt
(In Billions of NIS at End of Year Prices)

	2013	2014	2015	2016	2017
Central Government	696.3	715.8	726.7	740.8	747.1
(As percent of GDP)	(65.9)%	(64.9)%	(62.5)%	(60.7)%	(59.2)%
Other Public Agencies(1)	12.7	13.6	16.9	20.1	20.9
(As percent of GDP)	(1.2)%	(1.2)%	(1.5)%	(1.6)%	(1.7)%
Total	709.0	729.4	743.6	760.9	768.0
(As percent of GDP)	(67.1)%	(66.1)%	(64.0)%	(62.3)%	(60.9)%

(1)	Including the debt of the local authorities, except the local authorities’ debt to the central Government.
Source:	Bank of Israel; Ministry of Finance.

Net public debt as of December 31, 2017 was NIS 721.3 billion (57.1% of GDP), comprising NIS 623.2 billion in local currency debt and NIS 98.1 billion in foreign currency debt. In 2016, the net public debt stood at NIS 716.3 billion (58.7% of GDP). The government deficit of 2.0% was the main factor that contributed to the increase in net public debt in 2017. In 2004, following four years of increases, the ratio of net public debt-to-GDP declined until 2009 when the ratio increased temporarily, then continued to decline, with 2017 having the lowest ratio in the past four decades.

Table No. 32

Net Public Debt(1)
(In Billions of NIS at Current Prices)

	2013	2014	2015	2016	2017
Local Currency(2)	557.1	578.3	601.8	619.3	623.2
Foreign Currency(3)(4)	100.0	106.5	99.2	97.0	98.1
Total	657.0	684.8	701.0	716.3	721.3

(1)	Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.
(2)	In 2017, domestic net public debt increased in real terms (at end-of-year 2016 constant prices) by 0.23%, to NIS 620.74 billion.
(3)	External public debt equals the Government’s foreign currency liabilities.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency-denominated Government bonds issued in the global market.
Source:	Bank of Israel.

Table No. 33

Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)

	2013	2014	2015	2016	2017
Local Currency	52.7%	52.4%	51.8%	50.8%	49.4%
Foreign Currency(1)	9.5%	9.7%	8.5%	7.9%	7.8%
Total	62.2%	62.1%	60.3%	58.7%	57.1%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities.
Source:	Bank of Israel; Central Bureau of Statistics.

Central Government Debt

Central government debt increased in 2017 by 0.9% to NIS 747.1 billion, compared to NIS 740.8 billion in 2016. The majority of the nominal increase in government debt was due to positive non-tradable net funding. Conversely, the decrease in the USD/NIS exchange rate contributed to the lower government debt balance.

As indicated in the table below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 34

Central Government Debt
(In Billions of NIS)

Segment	Description	2013	2014	2015	2016	2017
Tradable Local Currency Debt	Floating Rate	38.9	43.3	43.8	43.8	34.6
	Fixed Rate	213.4	209.6	219.5	219.4	221.7
	CPI-Linked	180.7	176.7	175.7	180.7	176.2
	Total	433.1	429.6	439.0	443.9	432.5
Non-Tradable Local Currency Debt(1)	Pension	109.3	124.4	133.1	141.8	157.5
	Insurance	45.8	47.6	48.8	50.3	51.5
	Other	8.2	8.1	7.9	7.9	7.5
	Total	163.3	180.1	189.9	199.9	216.6
Foreign Currency Debt	Israel Bonds	19.3	18.6	17.6	18.1	17.3
	Sovereign bonds	36.5	43.3	38.3	39.9	47.2
	Other (including
	loan facilities)	5.3	3.9	3.3	2.8	2.4
	Bonds guaranteed
	by the USA	38.8	40.3	38.6	36.1	31.2
	Total	99.9	106.1	97.8	97.0	98.1
Total Government Debt		696.3	715.8	726.7	740.8	747.1

(1)	All non-tradable local currency debt is CPI-linked.
Source:	Ministry of Finance.

Debt-to-GDP Ratio

The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the State. In 2017, the public debt-to-GDP ratio continued its downward trajectory, ending the year at 60.9%, a 1.4% decrease from 2016.

Table No. 35

Debt-to-GDP Ratio
(In Percentages)

	2013	2014	2015	2016	2017
Total gross government debt as percent of GDP	65.9%	64.9%	62.5%	60.7%	59.2%
Total gross public debt as percent of GDP	67.1%	66.1%	64.0%	62.3%	60.9%

Source:	Bank of Israel; Ministry of Finance; Central Bureau of Statistics.

Maturity of Debt

The average time to maturity (ATM) of central government debt was 7.8 years at the end of 2017, compared to 7.5 years at the end of 2016.

Table No. 36

Maturity of Debt — Average Time to Maturity
(In Years)

	2013	2014	2015	2016	2017
Domestic Debt	7.0	7.4	7.3	7.5	7.9
Foreign Debt	7.2	7.1	6.9	7.2	7.2
Total Debt	7.1	7.4	7.3	7.5	7.8

Source:	Ministry of Finance.

Domestic Government Debt

Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2017, domestic government debt stood at NIS 649.0 billion, out of which NIS 432.5 billion was tradable debt, compared to NIS 216.6 billion in non-tradable debt. This reflects a 0.8% increase in total domestic government debt compared to 2016.

External Government Debt

As of December 31, 2017, the Government’s external debt stood at NIS 98.1 billion (approximately $28.3 billion).

Table No. 37

Composition of External Government Debt
(In Billions of USD)

	2013	2014	2015	2016	2017
U.S. Loan Guarantees	11.2	10.4	9.9	9.4	9.0
Sovereign Issuances	10.5	11.1	9.8	10.4	13.6
Israel Bonds Organization	5.6	4.8	4.5	4.7	5.0
Other	1.5	1.0	0.8	0.7	0.7
Total External Debt	28.8	27.3	25.1	25.2	28.3

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as: gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. As of December 31, 2017, the domestic net public debt was NIS 623.2 billion, as compared with NIS 619.3 billion as of December 31, 2016. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt has increased to approximately 29%, mainly due to the increase of pension fund-designated bond issuances (see “Public Finance — Pension Funds,” above).

In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2017, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 41%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 31 at the end of 2017 and the average series size increased, from NIS 0.7 billion to NIS 13.0 billion over the same period.

Table No. 38

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2013	2014	2015	2016	2017
Total Issuances
Tradable	82	64	47	64	59
Non-Tradable	25	31	24	24	30
Total	107	95	71	88	89

Source:	Ministry of Finance.

External Public Debt

Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.

The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.

Table No. 39

Net External Debt
(In Billions of USD)

	2013	2014	2015	2016	2017
Net External Debt	-84.1	-103.1	-122.2	-134.1	-164.6
As percent of GDP	-27.6%	-36.3%	-41.0%	-42.3%	-45.2%

Source:	Bank of Israel; Central Bureau of Statistics.

The Government is the principal borrower of external public debt. In 2017, the public sector’s share of gross external debt amounted to 36.0%, compared to 31.8% in 2016, 32.4% in 2015, 32.0% in 2014 and 29.6% in 2013. The share of the public sector gross external debt as a percentage of the total government debt was 14.8% in 2017, compared to 14.4% in 2016, 14.9% in 2015, 16.4% in 2014 and 14.8% in 2013 (in each case, at year-end).

Total public sector external debt in 2017 amounted to $31.9 billion, compared to $27.7 billion in 2016, $27.8 billion in 2015, $30.1 billion in 2014, and $29.6 billion in 2013. The total public sector external assets in 2017 amounted to $115.7 billion, compared to $101.4 billion in 2016, $93.3 billion in 2015, $88.8 billion in 2014, and $83.4 billion in 2013.

The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.

Table No. 40

Public Sector External Debt
(In Billions of USD)

	2013	2014	2015	2016	2017
External Public Debt	29.6	30.1	27.8	27.7	31.9
Public Sector External Assets	83.4	88.8	93.3	101.4	115.7
Net External Public Debt	-53.8	-58.7	-65.5	-73.7	-83.8
(as percent of GDP)	(-17.7)%	(-20.7)%	(-22.0)%	(-23.2)%	(-23.0)%

Source:	Bank of Israel; Central Bureau of Statistics.

Government External Debt

As of December 31, 2017, approximately 74% of Israel’s government external debt was denominated in USD, 24% in Euro and 2% in other currencies. Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances.

Nonetheless, Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (DCI), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (CISL). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2017, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $5.0 billion, representing approximately 18% of Israel’s governmental external debt. In 2017, the total funds raised through Israel Bonds amounted to $1.27 billion, a 3% decrease from the $1.31 billion raised in 2016.

Table No. 41

Total Funds Raised by Israel Bonds
(In Billions of USD)

	2013	2014	2015	2016	2017
Funds raised	1.39	1.35	1.20	1.31	1.27

Source:	Ministry of Finance.

Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.

In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006, 2012 and 2015, the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2019 with all unused guarantee amounts available for use until September 30, 2020. Between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

During 2017, the Government borrowed a total of approximately $3.7 billion in foreign currency debt, through global bond offerings and Israel Bonds. Between January and May 31, 2018, the Government raised $683 million in bond sales through Israel Bonds. In January 2018, the Government raised $2 billion through a USD Bond offering.

Derivatives and Hedging Transactions

Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2017, the total debt denominated in foreign currency amounted to NIS 98.1 billion, which comprised 13.1% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2017, 74% of foreign currency debt was USD-denominated, 24% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2017, the composition of Israel’s hedged debt portfolio was as follows: 68% USD, 20% Euro, 10% NIS and 2% in other currencies.

Table No. 42

Foreign and Local Currency Government Debt
(In Billions of NIS Except for Percentages)

	As of December 31, 2016		As of December 31, 2017
	Amount	Percentage	Amount	Percentage
Foreign Currency Debt	97.0	13%	98.1	13%
Tradable Local Currency Debt	443.9	60%	432.5	58%
Non-Tradable Local Currency Debt	199.9	27%	216.6	29%
Total	740.8	100%	747.1	100%

Source:	Ministry of Finance.

Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2017, Israel’s stock of swap transactions amounted to $3.9 billion, of which EUR-NIS transactions amounted to €1.58 billion. USD-NIS transactions amounted to $2.25 billion, and USD-CPI-linked NIS transactions amounted to $50 million. As of December 31, 2017, the mark-to-market value of all transactions stood at $81 million in favor of the counterparties to Israel.

Change in Credit Rating

During 2017, there was no change in Israel’s foreign currency credit rating from S&P, Fitch Ratings or Moody’s Investor Services. In August 2017, S&P updated Israel’s outlook from stable to positive.

Table No. 43

Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)

	2013	2014	2015	2016	2017
Public sector external debt(1)
Foreign governments and international institutions	2,313	2,035	1,803	1,656	1,679
Negotiable bonds guaranteed by the U.S. government	11,314	10,681	10,181	9,686	9,324
Negotiable bonds – unguaranteed	9,691	12,414	11,198	11,643	15,882
State of Israel bonds	6,118	4,830	4,512	4,587	4,909
Other	202	163	134	121	127
Total	29,638	30,123	27,828	27,692	31,921
Total public sector external assets	83,434	88,844	93,251	101,415	115,691
Net public sector external debt	-53,796	-58,721	-65,422	-73,723	-83,770

(1)	Includes accrued interest.
Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 44

Forward Amortization of External Debt — Principal Payments
(In Millions of USD)(1)

	2018	2019	2020	2021	2022	2023 onwards
Public sector	2,834	2,582	2,355	1,340	2,077	16,668
Foreign governments and international institutions	74	53	36	32	27	1,457
Negotiable bonds guaranteed by the U.S. government	201	192	185	158	129	4,450
Negotiable bonds – unguaranteed	1,599	1,315	1,471	525	1,315	9,659
State of Israel bonds	950	1,011	653	614	595	1,027
Other	11	11	11	11	11	74
Private sector	3,501	4,274	5,043	4,895	2,797	3,545
Financial loans	1,547	2,062	2,578	2,578	1,547	0
Bonds	783	649	512	363	78	3,545
Equity-holders’ loans	1,172	1,563	1,954	1,954	1,172	0
Total direct credit external liabilities (Debt Instruments)	6,336	6,855	7,398	6,235	4,874	20,213

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. The data do not include accrued interest.

Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 45

Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)

	2018	2019	2020	2021	2022	2023 onwards
Public sector	1,292	1,266	1,210	1,168	1,152	3,929
Foreign governments and international institutions	7	6	4	4	3	10
Negotiable bonds guaranteed by the U.S. government	917	925	933	938	946	2,582
Negotiable bonds – unguaranteed	257	236	216	172	156	1,237
State of Israel bonds	106	94	53	50	44	88
Other	5	5	4	4	3	12
Private sector	740	614	488	347	232	1,035
Financial loans	267	227	173	107	40	0
Bonds	329	265	222	183	170	1,035
Equity-holders’ loans	144	122	93	57	22	0
Total direct credit external liabilities (Debt Instruments)	2,032	1,880	1,698	1,515	1,384	4,964

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data.

Source:	Ministry of Finance and Bank of Israel calculations.

Table No. 46

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2017)

MM $	USD	CAD	EUR	GBP	Total
State of Israel bonds	4,583	403	5	10	5,001
Loans from foreign governments and other loans	295	—	398	—	693
Tradable bonds guaranteed by the U.S. Government	8,996	—	—	—	8,996
Sovereign bonds – unguaranteed	7,027	—	6,447	137	13,611
Total	20,901	403	6,850	147	28,301

Source:	Ministry of Finance.

State Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three groupings:

(i)	Guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises;
(ii)	Special guarantees to support Government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and
(iii)	Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A — the Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies.

The guarantees, as well as fees and other receipts associated with them, are included in the national accounts. As of December 31, 2017, approximately $3 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third-parties’ indebtedness by category.

Table No. 47

State Guarantees
(In Millions of NIS)

Category	As of December 31, 2016		As of December 31, 2017
	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	8,955	13,001	8,680
Housing	(ii)	89	1,646	471
Small- and Medium-Sized Business Funds	(i)	992	1,210	941
Israel Electric Corporation Ltd.	(ii)	1,493	386	386
Total	—	11,529	16,243	10,478

(1)	Refers to groupings (i), (ii) and (iii) described in the first paragraph under “State Guarantees,” above.
Source:	Ministry of Finance.

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2017 (In Millions)(1)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	7.1
2.0	Jan. 1991	Dec. 2020	EUR	10.7
2.0	Dec. 1991	Dec. 2021	EUR	14.3
2.0	Dec. 1992	Dec. 2022	EUR	17.9
2.0	Dec. 1993	Dec. 2023	EUR	27.6
2.0	Dec. 1994	Dec. 2024	EUR	17.9
2.0	Jun. 1995	Jun. 2025	EUR	26.8
2.0	Dec. 1996	Dec. 2026	EUR	20.7
2.0	Jan. 1998	Dec. 2027	EUR	12.8
2.0	Sep. 2000	Dec. 2030	EUR	2.9
2.0	Dec. 2001	Dec. 2030	EUR	6.6
2.0	Dec. 2003	Dec. 2030	EUR	0.8
2.0	Dec. 2004	Dec. 2030	EUR	1.3
2.0	Aug. 2005	Dec. 2030	EUR	1.3
2.0	Dec. 2006	Dec. 2030	EUR	2.2
2.0	Dec. 2007	Dec. 2030	EUR	1.2

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2017 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	105.8
3.571	Jan. 2012	Jan. 2032	EUR	53.4

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2017 (In Millions)(1)(2)
7.25	Dec. 1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
5.125	Mar. 2009	Mar. 2019	USD	1,500
4.625	Mar. 2010	Mar. 2020	EUR	1,500
4.00	Jan. 2012	Jun. 2022	USD	1,500
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500
2.375	Jan. 2017	Jan. 2037	EUR	750

(1)	Data excludes accrued interest on debt outstanding.
(2)	In January 2018, the Government raised $2 billion through a Global offering, consisting of an aggregate of $1 billion of 3.25% bonds due January 2028 and $1 billion of 4.125% bonds due January 2048.
Source:	Ministry of Finance.

STATE OF ISRAEL BONDS

ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2017

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
DEVELOPMENT ISSUES
DEV-7TH AMENDED	4.00		JAN 2003 – FEB 2006	JAN 2018 – FEB 2021	USD	33.07
DEV-7TH AMENDED	4.00		JAN 2003 – FEB 2006	JAN 2018 – FEB 2021	USD	24.85
DEV INT’L-7TH AMENDED	4.00		JAN 2003 – FEB 2006	JAN 2018 – FEB 2021	USD	15.56
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 4TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.20	C	FEB 2013 – MAY 2013	FEB 2018 – MAY 2018	USD	26.50
LFRI INSTITUTIONAL PP 5TH ISSUE 5 YEARS	LIBORUSD06 – 1.20	C	JUN 2013 – JUN 2013	JUN 2018 – JUN 2018	USD	20.00
LFRI INSTITUTIONAL PP 6TH ISSUE 3 YEARS	LIBORUSD06 – 0.60 – 0.70	C	FEB 2015 – JUN 2015	FEB 2018 – JUN 2018	USD	12.00
LFRI INSTITUTIONAL PP 6TH ISSUE 5 YEARS	LIBORUSD06 – 1.00	C	JAN 2015 – JUN 2015	JAN 2020 – JUN 2020	USD	62.50
LFRI INSTITUTIONAL PP 7TH ISSUE 3 YEARS	LIBORUSD06 – 0.70 – 0.80	C	FEB 2016 – OCT 2016	FEB 2019 – OCT 2019	USD	19.80
LFRI INSTITUTIONAL PP 7TH ISSUE 5 YEARS	LIBORUSD06 – 1.10	C	APR 2016 – MAY 2016	APR 2021 – MAY 2021	USD	8.60
LFRI INSTITUTIONAL PP 8TH ISSUE 3 YEARS	LIBORUSD06 – 0.45 – 0.80	C	NOV 2016 – JUL 2017	NOV 2019 – JUL 2020	USD	40.20
LFRI INSTITUTIONAL PP 8TH ISSUE 5 YEARS	LIBORUSD06 – 1.10		JAN 2017 – APR 2017	JAN 2022 – APR 2022	USD	25.50
INSTITUTIONAL JUBILEE PP 4TH ISSUE 5 YEARS	2.43 – 2.74		JAN 2013 – MAY 2013	JAN 2018 – MAY 2018	USD	40.20
INSTITUTIONAL JUBILEE PP 5TH ISSUE 5 YEARS	2.76 – 3.21		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	55.50
INSTITUTIONAL JUBILEE PP 6TH ISSUE 3 YEARS	1.70 – 2.05		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	USD	53.00
INSTITUTIONAL JUBILEE PP 6TH ISSUE 5 YEARS	2.65 – 3.01		AUG 2014 – JUN 2015	AUG 2019 – JUN 2020	USD	120.40
INSTITUTIONAL JUBILEE PP 7TH ISSUE 3 YEARS	2.04 – 2.86		DEC 2015 – JUN 2017	DEC 2018 – JUN 2020	USD	213.70
INSTITUTIONAL JUBILEE PP 7TH ISSUE 5 YEARS	2.57 – 3.50		OCT 2015 – APR 2017	OCT 2020 – APR 2022	USD	145.50
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 3RD INTERN’L D	1.70 – 1.95		FEB 2016 – SEP 2016	FEB 2019 – SEP 2019	USD	0.05
REINVESTMENT SAVINGS BOND 4th INTERN’L D	2.05 – 2.52		NOV 2016 – JUL 2017	NOV 2019 – JUL 2020	USD	0.81
REINVESTMENT SAVINGS BOND 5th INTERN’L D	2.47 – 2.55		DEC 2017 – DEC 2017	DEC 2020 – DEC 2020	USD	0.07
JUBILEE
JUBILEE 6th ISSUE 10 Y CASH	2.85 – 3.80		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	USD	28.11
JUBILEE 7TH ISSUE 5 Y CASH	2.13 – 2.39		JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	41.77
JUBILEE 7TH ISSUE 10 Y CASH	3.14 – 4.50		JAN 2011 – JUN 2013	JAN 2021 – JUN 2023	USD	341.42
JUBILEE 8TH ISSUE 5 Y CASH	2.40 – 3.00		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	155.45
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	258.22
JUBILEE 9TH ISSUE 3 Y CASH	1.45 – 1.94		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	USD	102.71
JUBILEE 9TH ISSUE 5 Y CASH	2.29 – 2.85		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	167.75
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	156.03
JUBILEE 10TH ISSUE 2 Y CASH	1.42 – 2.30		JAN 2016 – DEC 2017	JAN 2018 – DEC 2019	USD	529.25
JUBILEE 10TH ISSUE 3 Y CASH	1.65 – 2.55		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	USD	268.88
JUBILEE 10TH ISSUE 5 Y CASH	2.25 – 3.20		SEP 2015 – DEC 2017	SEP 2020 – DEC 2022	USD	309.28
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.08		SEP 2015 – DEC 2017	SEP 2025 – DEC 2027	USD	189.95
JUBILEE 1ST INTERNATIONAL ISSUE 5 YEARS	2.55 – 2.69		OCT 2013 – DEC 2013	OCT 2018 – DEC 2018	USD	0.23
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51		JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.70
JUBILEE 2ND INTERNATIONAL ISSUE 5 YEARS	2.67 – 2.92		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	1.05
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50		JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.60
JUBILEE 3RD INTERNATIONAL ISSUE 3 YEARS	1.70 – 1.94		JAN 2015 – OCT 2015	JAN 2018 – OCT 2018	USD	1.13
JUBILEE 3RD INTERNATIONAL ISSUE 5 YEARS	2.52 – 2.85		OCT 2014 – OCT 2015	OCT 2019 – OCT 2020	USD	3.91
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93		NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40
JUBILEE 4TH INTERNATIONAL ISSUE 2 YEARS	1.48 – 1.75		APR 2016 – SEP 2016	APR 2018 – SEP 2018	USD	0.99
JUBILEE 4TH INTERNATIONAL ISSUE 3 YEARS	1.72 – 2.11		DEC 2015 – AUG 2016	DEC 2018 – AUG 2019	USD	1.28
JUBILEE 4TH INTERNATIONAL ISSUE 5 YEARS	2.25 – 2.86		DEC 2015 – OCT 2016	DEC 2020 – OCT 2021	USD	2.86
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91		OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 2 YEARS	1.51 – 2.16		OCT 2016 – AUG 2017	OCT 2018 – AUG 2019	USD	1.44
JUBILEE 5TH INTERNATIONAL ISSUE 3 YEARS	1.85 – 2.46		NOV 2016 – OCT 2017	NOV 2019 – OCT 2020	USD	1.15
JUBILEE 5TH INTERNATIONAL ISSUE 5 YEARS	2.45 – 3.20		NOV 2016 – AUG 2017	NOV 2021 – AUG 2022	USD	4.41

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08		OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.44
JUBILEE 6th INTERNATIONAL ISSUE 2 YEARS	2.22 – 2.30		OCT 2017 – DEC 2017	OCT 2019 – DEC 2019	USD	0.17
JUBILEE 6th INTERNATIONAL ISSUE 3 YEARS	2.55		DEC 2017 – DEC 2017	DEC 2020 – DEC 2020	USD	0.03
JUBILEE 6th INTERNATIONAL ISSUE 5 YEARS	2.96 – 3.03		NOV 2017 – DEC 2017	NOV 2022 – DEC 2022	USD	0.08
JUBILEE 6th INTERNATIONAL ISSUE 10 YEARS	3.73 – 3.86		NOV 2017 – DEC 2017	NOV 2027 – DEC 2027	USD	1.35
MACCABEE BONDS-7TH ISSUE 5 YEARS	1.83 – 2.09		JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	9.61
MACCABEE BONDS-7TH ISSUE 10 YEARS	3.20 – 3.51		AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.54
MACCABEE BONDS-8TH ISSUE 5 YEARS	2.15 – 2.79		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	24.36
MACCABEE BONDS-8TH ISSUE 10 YEARS	3.67 – 4.30		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.50
MACCABEE BONDS-9TH ISSUE 3 YEARS	1.30 – 1.79		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	USD	6.62
MACCABEE BONDS-9TH ISSUE 5 YEARS	2.14 – 2.65		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	30.75
MACCABEE BONDS-9TH ISSUE 10 YEARS	2.97 – 3.80		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.80
MACCABEE BONDS-10TH ISSUE 2 YEARS	1.27 – 2.15		JAN 2016 – DEC 2017	JAN 2018 – DEC 2019	USD	17.97
MACCABEE BONDS-10TH ISSUE 3 YEARS	1.50 – 2.40		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	USD	12.60
MACCABEE BONDS-10TH ISSUE 5 YEARS	2.10 – 3.05		SEP 2015 – DEC 2017	SEP 2020 – DEC 2022	USD	35.47
MACCABEE BONDS-10TH ISSUE 10 YEARS	2.95 – 3.93		SEP 2015 – DEC 2017	SEP 2025 – DEC 2027	USD	24.09
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 5	1.96 – 2.61		JUN 2013 – OCT 2013	JUN 2018 – OCT 2018	USD	0.02
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 5	2.17 – 2.75		DEC 2013 – OCT 2014	DEC 2018 – OCT 2019	USD	0.10
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 1	3.61 – 4.16		FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 3	1.62 – 1.81		MAR 2015 – OCT 2015	MAR 2018 – OCT 2018	USD	0.05
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 5	2.14 – 2.64		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	USD	0.34
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 1	3.30 – 3.78		NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 2	1.32 – 1.60		MAR 2016 – OCT 2016	MAR 2018 – OCT 2018	USD	0.06
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 3	1.75 – 1.77		APR 2016 – JUN 2016	APR 2019 – JUN 2019	USD	0.03
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 5	2.11 – 2.71		NOV 2015 – JUL 2016	NOV 2020 – JUL 2021	USD	0.09
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 1	3.01 – 3.76		NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.15
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 2	1.36 – 2.01		OCT 2016 – AUG 2017	OCT 2018 – AUG 2019	USD	0.11
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 3	2.01 – 2.10		DEC 2016 – AUG 2017	DEC 2019 – AUG 2020	USD	0.03
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 5	2.77 – 2.90		FEB 2017 – JUL 2017	FEB 2022 – JUL 2022	USD	0.06
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 1	3.58 – 3.84		FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 2	2.11		NOV 2017 – NOV 2017	NOV 2019 – NOV 2019	USD	0.01
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 5	2.88		OCT 2017 – OCT 2017	OCT 2022 – OCT 2022	USD	0.02
LIBOR FLOATING RATE ISSUE BONDS
LFRI 14TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.80 – 0.90	C	JAN 2016 – OCT 2016	JAN 2018 – OCT 2018	USD	59.38
LFRI 15TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.90	C	OCT 2016 – DEC 2017	OCT 2018 – DEC 2019	USD	137.03
LFRI 1ST INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90	C	DEC 2013 – DEC 2013	DEC 2018 – DEC 2018	USD	10.00
LFRI 2ND INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90	C	JAN 2014 – JAN 2014	JAN 2019 – JAN 2019	USD	25.00
LFRI 3RD INTERNATIONAL ISSUE 3 YEAR CASH	LIBORUSD06 – 0.60	C	OCT 2015 – OCT 2015	OCT 2018 – OCT 2018	USD	0.15
LFRI 3RD INTERNATIONAL ISSUE 5 YEAR CASH	LIBORUSD06 – 0.80	C	FEB 2015 – JUN 2015	FEB 2020 – JUN 2020	USD	31.42
LFRI 4TH INTERNATIONAL ISSUE 2 YEAR CASH	LIBORUSD06 – 0.30 – 0.55	C	FEB 2016 – SEP 2016	FEB 2018 – SEP 2018	USD	1.95
LFRI 4TH INTERNATIONAL ISSUE 3 YEAR CASH	LIBORUSD06 – 0.75	C	FEB 2016 – FEB 2016	SEP 2019 – SEP 2019	USD	0.01
LFRI 4TH INTERNATIONAL ISSUE 5 YEAR CASH	LIBORUSD06 – 0.90 – 1.10	C	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	40.03
LFRI 5TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.25 – 0.30	C	APR 2017 – JUN 2017	APR 2019 – JUN 2019	USD	1.45
LFRI 5TH INTERNATIONAL ISSUE 3 YEARS CASH	LIBORUSD06 – 0.45	C	MAY 2017 – JUN 2017	MAY 2020 – JUN 2020	USD	1.50
LFRI 5TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90 – 1.00	C	OCT 2016 – JUL 2017	OCT 2021 – JUL 2022	USD	30.73
LFRI 10TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20	C	JAN 2013 – JAN 2013	JAN 2018 – JAN 2018	USD	0.02
LFRI 11TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20 – 0.90	C	JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	3.52
LFRI 12th ISSUE 5 Y CASH	LIBORUSD06 – 0.90 – 1.00	C	JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	10.05
LFRI 13th ISSUE 3 Y CASH	LIBORUSD06 – 0.30 – 0.50	C	JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	USD	7.74
LFRI 13TH ISSUE 5 Y CASH	LIBORUSD06 – 0.70 – 0.90	C	JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	USD	6.05
LFRI 14TH ISSUE 2 Y CASH	LIBORUSD06 – 0.25 – 0.55	C	JAN 2016 – OCT 2016	JAN 2018 – OCT 2018	USD	83.63
LFRI 14TH ISSUE 3 Y CASH	LIBORUSD06 – 0.45 – 0.75	C	SEP 2015 – OCT 2016	SEP 2018 – OCT 2019	USD	38.15
LFRI 14TH ISSUE 5 Y CASH	LIBORUSD06 – 0.80 – 1.10	C	SEP 2015 – OCT 2016	SEP 2020 – OCT 2021	USD	25.44
LFRI 15TH ISSUE 2 Y CASH	LIBORUSD06 – 0.25 – 0.45	C	OCT 2016 – DEC 2017	OCT 2018 – DEC 2019	USD	64.28
LFRI 15TH ISSUE 3 Y CASH	LIBORUSD06 – 0.40 – 0.50	C	OCT 2016 – DEC 2017	OCT 2019 – DEC 2020	USD	44.09

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
LFRI 15TH ISSUE 5 Y CASH	LIBORUSD06 – 0.80 – 1.00	C	OCT 2016 – DEC 2017	OCT 2021 – DEC 2022	USD	36.49
FLOATING LIBOR FINANCING 5TH INTERN’L DOLL’	LIBORUSD06 – 0.90	C	DEC 2017 – DEC 2017	DEC 2019 – DEC 2019	USD	0.01
SAVINGS BOND
MAZEL TOV 4TH ISSUE 5 YEARS	1.45 – 1.68		JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	7.67
MAZEL TOV 5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	18.05
MAZEL TOV 6TH ISSUE 5 YEARS	2.18 – 2.97		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	USD	23.44
MAZEL TOV 7TH ISSUE 5 YEARS	2.45 – 3.47		OCT 2015 – DEC 2017	OCT 2020 – DEC 2022	USD	65.36
MAZEL TOV 1ST INTERNATIONAL ISSUE 5 YEARS	1.45 – 2.28		JUN 2013 – NOV 2013	JUN 2018 – NOV 2018	USD	0.01
MAZAL TOV SAVINGS BOND 2ND INTERNATIONAL	2.46 – 2.78		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	0.02
MAZAL TOV SAVINGS BOND 3RD INTERNATIONAL	2.18 – 2.97		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	USD	0.10
MAZAL TOV SAVINGS BOND 4TH INTERNATIONAL	2.45 – 3.21		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	0.24
MAZAL TOV SAVINGS BOND 5TH INTERNATIONAL	2.80 – 3.47		NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	USD	0.38
MAZAL TOV SAVINGS BOND 6TH INTERNATIONAL	3.33 – 3.42		NOV 2017 – DEC 2017	NOV 2022 – DEC 2022	USD	0.04
SABRA SAVING-6TH ISSUE 3 YEARS	1.29 – 1.80		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	USD	7.30
SABRA SAVING-7TH ISSUE 3 YEARS	1.64 – 2.55		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	USD	88.43
SABRA SAVINGS BOND 3RD INTERNATIONAL ISSUE 3 Y	1.40 – 1.88		JAN 2015 – OCT 2015	JAN 2018 – OCT 2018	USD	0.47
SABRA SAVINGS BOND 4TH INTERNATIONAL ISSUE 3 Y	1.75 – 2.26		OCT 2015 – OCT 2016	OCT 2018 – OCT 2019	USD	2.07
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 2 Y	2.06 – 2.10		AUG 2017 – SEP 2017	AUG 2019 – SEP 2019	USD	0.07
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 3 Y	1.88 – 2.52		OCT 2016 – SEP 2017	OCT 2019 – SEP 2020	USD	8.29
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 5 Y YEARS	2.90 – 3.02		AUG 2017 – OCT 2017	AUG 2022 – OCT 2022	USD	0.55
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 2 Y	2.17 – 2.26		OCT 2017 – DEC 2017	OCT 2019 – DEC 2019	USD	0.61
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 3 Y	2.47 – 2.55		OCT 2017 – DEC 2017	OCT 2020 – DEC 2020	USD	0.35
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 5 Y	3.05 – 3.11		OCT 2017 – DEC 2017	OCT 2022 – DEC 2022	USD	4.59
EMITZVAH SAVING 4TH ISSUE 5 YEARS	1.45 – 1.68		JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	0.08
EMITZVAH SAVING 5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	0.19
EMITZVAH SAVING 6TH ISSUE 5 YEARS	2.18 – 2.97		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	USD	0.28
EMITZVAH SAVING 7TH ISSUE 5 YEARS	2.45 – 3.47		OCT 2015 – DEC 2017	OCT 2020 – DEC 2021	USD	0.54
SHALOM SAVING 7TH ISSUE 2 YEARS	1.87 – 2.29		MAR 2016 – MAY 2017	MAR 2018 – MAY 2019	USD	0.00
STERLING BONDS
GBP MAZEL TOV 3RD ISSUE 5 YEARS	2.02 – 2.60		JUL 2013 – DEC 2013	JUL 2018 – DEC 2018	GBP	0.03
MAZAL TOV SAVINGS BONDS 4TH STERLING SERIES	2.66 – 3.12		JAN 2014 – OCT 2014	JAN 2019 – OCT 2019	GBP	0.07
MAZAL TOV SAVINGS BONDS 5TH STERLING SERIES	2.26 – 3.19		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	GBP	0.11
MAZAL TOV SAVINGS BONDS 6TH STERLING SERIES	1.74 – 2.94		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	GBP	0.13
MAZAL TOV SAVINGS BONDS 7TH STERLING SERIES	1.72 – 2.25		NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	GBP	0.10
MAZAL TOV SAVINGS BONDS 8TH STERLING SERIES	2.35 – 2.37		NOV 2017 – DEC 2017	NOV 2022 – DEC 2022	GBP	0.02
SAVINGS BONDS 6TH STERLING SERIES 2 YEARS	1.45 – 1.98		JAN 2016 – AUG 2016	JAN 2018 – AUG 2018	GBP	0.18
SAVINGS BONDS 7TH STERLING SERIES 2 YEARS	1.46 – 1.53		NOV 2016 – MAR 2017	NOV 2018 – MAR 2019	GBP	0.13
SAVINGS BONDS 8TH STERLING SERIES 2 YEARS	1.70 – 1.72		OCT 2017 – NOV 2017	OCT 2019 – NOV 2019	GBP	0.04
SAVINGS BONDS 8TH STERLING SERIES 3 YEARS	1.86		NOV 2017 – NOV 2017	NOV 2020 – NOV 2020	GBP	0.00
JUBILEE BONDS 6TH STERLING SERIES 2 YEARS	1.73 – 2.21		JAN 2016 – OCT 2016	JAN 2018 – OCT 2018	GBP	3.45
JUBILEE BONDS 7TH STERLING SERIES 2 YEARS	1.67 – 1.90		OCT 2016 – OCT 2017	OCT 2018 – OCT 2019	GBP	2.34
JUBILEE BONDS 8TH STERLING SERIES 2 YEARS	2.05 – 2.07		OCT 2017 – DEC 2017	OCT 2019 – DEC 2019	GBP	0.82

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
EURO BONDS
SAVINGS BONDS 9TH EURO SERIES 3 YEARS	0.90 – 1.28		FEB 2015 – JUL 2015	FEB 2018 – JUL 2018	EUR	0.21
SAVINGS BONDS 10TH EURO SERIES 2 YEARS	0.71 – 1.05		JAN 2016 – OCT 2016	JAN 2018 – OCT 2018	EUR	0.53
SAVINGS BONDS 10TH EURO SERIES 3 YEARS	0.75 – 1.17		JAN 2016 – SEP 2016	JAN 2019 – SEP 2019	EUR	0.06
SAVINGS BONDS 11TH EURO SERIES 2 YEARS	0.39 – 0.84		NOV 2016 – AUG 2017	NOV 2018 – AUG 2019	EUR	0.19
SAVINGS BONDS 11TH EURO SERIES 3 YEARS	0.61 – 0.96		NOV 2016 – AUG 2017	NOV 2019 – AUG 2020	EUR	0.20
SAVINGS BONDS 11TH EURO SERIES 5 YEARS	1.15		SEP 2017 – SEP 2017	SEP 2022 – SEP 2022	EUR	0.01
SAVINGS BONDS 12TH EURO SERIES 2 YEARS	0.70		NOV 2017 – NOV 2017	NOV 2019 – NOV 2019	EUR	0.02
SAVINGS BONDS 12TH EURO SERIES 5 YEARS	1.08 – 1.15		NOV 2017 – DEC 2017	NOV 2022 – DEC 2022	EUR	1.03
FLOATING RATE BONDS 10TH EURO SERIES 3 Y	EURIBEUR06 – 0.95 – 1.30	B	FEB 2015 – OCT 2015	FEB 2018 – OCT 2018	EUR	0.81
FLOATING RATE BONDS 11TH EURO SERIES 2 Y	EURIBEUR06 – 1.20	B	JAN 2016 – JUL 2016	JAN 2018 – JUL 2018	EUR	0.15
FLOATING RATE BONDS 11TH EURO SERIES 3 Y	EURIBEUR06 – 1.30	B	NOV 2015 – JUL 2016	NOV 2018 – JUL 2019	EUR	0.07
FLOATING RATE BONDS 12TH EURO SERIES 2 Y	EURIBEUR06 – 1.22 – 1.23	B	FEB 2017 – OCT 2017	FEB 2019 – OCT 2019	EUR	0.15
FLOATING RATE BONDS 12TH EURO SERIES 3 Y	EURIBEUR06 – 1.30 – 1.32		NOV 2016 – SEP 2017	NOV 2019 – SEP 2020	EUR	0.31
FLOATING RATE BONDS 13TH EURO SERIES 2 Y	EURIBEUR06 – 1.22		NOV 2017 – DEC 2017	NOV 2019 – DEC 2019	EUR	0.02
FLOATING RATE BONDS 13TH EURO SERIES 3 Y	EURIBEUR06 – 1.32		NOV 2017 – DEC 2017	NOV 2020 – DEC 2020	EUR	0.10
MAZAL TOV SAVINGS BONDS 4TH EURO SERIES	1.41 – 1.70		APR 2014 – OCT 2014	APR 2019 – OCT 2019	EUR	0.06
MAZAL TOV SAVINGS BONDS 5TH EURO SERIES	1.27 – 1.96		NOV 2014 – OCT 2015	NOV 2019 – OCT 2020	EUR	0.07
MAZAL TOV SAVINGS BONDS 6TH EURO SERIES	1.15 – 1.76		NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	EUR	0.04
MAZAL TOV SAVINGS BONDS 7TH EURO SERIES	1.11 – 1.55		NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	EUR	0.04
MAZAL TOV SAVINGS BONDS 8TH EURO SERIES	1.40 – 1.45		NOV 2017 – DEC 2017	NOV 2022 – DEC 2022	EUR	0.01
CANADIAN ISSUES
CAN MAZAL TOV-4TH ISSUE 5 YEARS	2.35 – 3.16		JAN 2013 – JUL 2014	JAN 2018 – JUL 2019	CAD	6.79
CAN MAZAL TOV-5TH ISSUE 5 YEARS	1.79 – 2.76		AUG 2014 – SEP 2015	AUG 2019 – SEP 2020	CAD	4.65
CAN MAZAL TOV-6TH ISSUE 5 YEARS	2.08 – 3.47		OCT 2015 – DEC 2017	OCT 2020 – DEC 2022	CAD	11.89
CAN SABRA BOND-5TH ISSUE 3 YEARS	1.32 – 1.92		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	CAD	2.48
CAN SABRA BOND-6TH ISSUE 3 YEARS	1.45 – 2.83		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	CAD	31.28
CFRI 2ND ISSUE	PRIMECAD – 0.75 – 0.00	A	JAN 2006 – APR 2006	JAN 2018 – APR 2018	CAD	0.84
CAN JUBILEE 3RD ISSUE 10 YEARS	3.35 – 4.00		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	CAD	1.00
CAN JUBILEE-4TH ISSUE 5 YEARS	2.68 – 3.43		JAN 2013 – JUL 2014	JAN 2018 – JUL 2019	CAD	38.49
CAN JUBILEE-4TH ISSUE 10 YEARS	3.46 – 4.61		JAN 2011 – JUL 2014	JAN 2021 – JUL 2024	CAD	187.48
CAN JUBILEE-5TH ISSUE 3 YEARS	1.37 – 1.94		JAN 2015 – SEP 2015	JAN 2018 – SEP 2018	CAD	8.19
CAN JUBILEE-5TH ISSUE 5 YEARS	1.94 – 3.01		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	CAD	28.23
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.45
CAN JUBILEE-6TH ISSUE 2 YEARS	1.24 – 2.28		JAN 2016 – DEC 2017	JAN 2018 – DEC 2019	CAD	23.82
CAN JUBILEE-6TH ISSUE 3 YEARS	1.40 – 2.55		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	CAD	10.37
CAN JUBILEE-6TH ISSUE 5 YEARS	2.03 – 3.21		SEP 2015 – DEC 2017	SEP 2020 – DEC 2022	CAD	34.64
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.13		SEP 2015 – DEC 2017	SEP 2025 – DEC 2027	CAD	50.66
CAN MACCABEE 4TH ISSUE 5 YEARS	2.43 – 3.18		JAN 2013 – JUL 2014	JAN 2018 – JUL 2019	CAD	4.01
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28		SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.54
CAN MACCABEE 5TH ISSUE 3 YEARS	1.13 – 1.79		JAN 2015 – AUG 2015	JAN 2018 – AUG 2018	CAD	0.63
CAN MACCABEE 5TH ISSUE 5 YEARS	1.74 – 2.81		JUL 2014 – SEP 2015	JUL 2019 – SEP 2020	CAD	2.76
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65		JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.30
CAN MACCABEE 6TH ISSUE 2 YEARS	1.09 – 2.13		JAN 2016 – DEC 2017	JAN 2018 – DEC 2019	CAD	3.25
CAN MACCABEE 6TH ISSUE 3 YEASR	1.24 – 2.40		SEP 2015 – DEC 2017	SEP 2018 – DEC 2020	CAD	1.65
CAN MACCABEE 6TH ISSUE 5 YEARS	1.88 – 3.06		SEP 2015 – DEC 2017	SEP 2020 – DEC 2022	CAD	4.64
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 3.98		SEP 2015 – DEC 2017	SEP 2025 – DEC 2027	CAD	3.16
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 5 YEARS	3.21 – 3.40		NOV 2013 – JUL 2014	NOV 2018 – JUL 2019	CAD	8.90
CAN INSTITUTIONAL JUBILEE 4TH ISSUE 5 YEARS	3.15		AUG 2014 – AUG 2014	AUG 2019 – AUG 2019	CAD	1.00
CAN INSTITUTIONAL JUBILEE 5TH ISSUE 3 YEARS	2.13		FEB 2017 – FEB 2017	FEB 2020 – FEB 2020	CAD	2.20
CAN INSTITUTIONAL JUBILEE 5TH ISSUE 5 YEARS	2.61		DEC 2015 – DEC 2015	DEC 2020 – DEC 2020	CAD	3.00

(A)	Interest rate equals Canadian Prime minus 0.75% basis points.
(B)	The Euribor Rate is six months period rounded upwards to the next 2nd decimal.
(C)	The Libor Rate is for six-month period rounded upwards to the next 1/16%.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2017 (In Millions of NIS)(1)(2)
	Floating Rate Loans
	Israel Government FRN
1116193		0	07/12/2009	31/05/2020	18,423.7
1127646		0	04/02/2013	30/11/2021	14,018.6
1141795		0	11/09/2017	31/05/2026	2,149.5
	Fixed Rate Loans
1138130	Israel Government Fixed	1	04/04/2016	30/04/2021	14,563.6
1099456		6.25	11/06/2006	30/10/2026	17,159.6
1123272		5.5	04/04/2011	31/01/2022	17,957.3
1110907		6.0	06/10/2008	28/02/2019	18,328.2
1126747		4.25	06/08/2012	31/03/2023	18,450.5
1139344		2	07/11/2016	31/03/2027	10,704.6
1126218		4	08/05/2012	31/01/2018	7,332.7
1125400		5.5	09/01/2012	31/01/2042	18,283.6
1115773		5.0	11/02/2009	31/01/2020	18,509.2
1130848		3.75	06/01/2014	31/03/2024	15,390.7
1131770		2.25	07/04/2014	31/05/2019	19,223.7
1135557		1.75	05/05/2015	31/08/2025	15,907.2
1136548		0.5	06/10/2015	31/10/2018	15,265.2
1142223		0.5	06/11/2017	31/01/2021	1,628.4
1140193		3.75	06/03/2017	31/03/2047	3,032.1
1141225		1.25	10/07/2017	30/11/2022	4,195.9
	Israel Government T-Bills
	CPI-linked Loans
9590332	Galil	CPI+4.00	19/08/2001	31/07/2021	20,116.3
9590431		CPI+4.00	23/08/2004	31/07/2024	12,947.9
1097708	Israel Government CPI	CPI+4.00	26/06/2006	31/05/2036	19,125.2
1124056		CPI+2.75	07/06/2011	30/09/2022	16,853.3
1128081		CPI+1.75	02/04/2013	29/09/2023	13,984.8
1137181		CPI+0.10	04/01/2016	30/10/2020	13,964.3
1120583		CPI+2.75	09/06/2010	31/08/2041	18,760.7
1108927		CPI+3.5	01/07/2008	30/04/2018	14,887.4
1114750		CPI+3.0	08/03/2009	31/10/2019	16,743.9
1134865		CPI+1.0	02/03/2015	31/05/2045	8,682.2
1140847		CPI + 0.75	08/05/2017	31/05/2027	5,007.1
1135912		CPI+0.75	06/07/2015	31/10/2025	13,221.0

(1)	Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.
(2)	Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.
Source:	Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2017 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% – 6.2%	1967 – 2017	2018 – 2042	51,477.5
Meron	CPI+5.5%	1987 – 2003	2018 – 2023	17,534.0
Arad	CPI+4.8%	1995 – 2017	2018 – 2032	137,832.6

(1)	Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.
Source:	Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2017 (In Millions of NIS)(3)
Emissions and Funds(1)	2% – 6%	1984 – 2004	(2)	6,340.8
Compulsory Bonds	N/A	N/A	N/A	N/A

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”)have an established maturity date.
(3)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2017)

Total (In Millions)(1)
United States Dollars (USD)	854.4
Euro (EUR)	1.55
Canadian Dollar (CAD)	0.67
New Israeli Shekel (NIS)	34,592.0

(1)	Data excludes accrued interest on debt outstanding.
Source:	Ministry of Finance.